SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File Number: 000-30540

GIGAMEDIA LIMITED

122 TunHua North Road, 14th Floor

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-            .)

GIGAMEDIA LIMITED is filing under cover of Form 6-K:

1.	GigaMedia Notice of Annual General Meeting and Proxy Statement (attached hereto as Exhibit 99.1)

2.	GigaMedia Annual General Meeting Proxy Card (attached hereto as Exhibit 99.2)

3.	GigaMedia 2005 Financial Statements Prepared in Accordance with US GAAP (attached hereto as Exhibit 99.3)

4.	GigaMedia 2005 Financial Statement Prepared in Accordance with Singapore Financial Standards (attached hereto as Exhibit 99.4)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: June 7, 2006	By:	/s/ Thomas T. Hui
(Signature)
	Name:	Thomas T. Hui
	Title:	Chief Financial Officer

Exhibit 99.1

NOTICE OF THE SEVENTH ANNUAL GENERAL MEETING OF SHAREHOLDERS

GigaMedia Limited

Incorporated in the Republic of Singapore

Registration No.: 199905474H

REGISTERED OFFICE

8 Cross Street

#11-00 PWC Building

Singapore 048424

The 2006 annual general meeting of the shareholders of GigaMedia Limited (the “Company”) will be held on June 29, 2006 at 3:00 p.m. local time at Asia Pacific Finance Tower, Citibank Plaza, 3 Garden Road, Central Hong Kong, in the Board Room on the Twenty-seventh Floor, for the following purposes:

ORDINARY AND SPECIAL BUSINESS

ORDINARY RESOLUTIONS:

To consider and, if thought fit, to pass, with or without modification, the following resolutions which will be proposed as Ordinary Resolutions:

1.	To receive and adopt the Report of the Directors, Statement by Directors, Auditor’s Report and Audited Accounts of the Company for the financial year ended December 31, 2005.

(Resolution 1)

2.	To consider and, if thought fit, to re-appoint GHP Horwath, P.C. and Paul Wan & Co., members of Horwath International as the independent auditors of the Company and to authorize the Directors to fix their remuneration.

(Resolution 2)

3.	To approve the remuneration of Directors in an aggregated amount not exceeding US$250,000 in respect of their professional services to the Company until the conclusion of the next Annual General Meeting of the Company.

(Resolution 3)

4.	Approval for authority to allot and issue shares

RESOLVED that authority be and is hereby given to the Directors of the Company to:

(1) (a)	issue ordinary shares in the Company (“Shares”) whether by way of rights, bonus or otherwise; and/or

(b)	make or grant offers, agreements or options (collectively, “Instruments”) that might or would require Shares to be issued, including but not limited to the creation and issue of as well as adjustments to warrants, debentures or other instruments convertible into Shares, at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(2)	notwithstanding the authority conferred by this Resolution may have ceased to be in force, issue Shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force.

(Resolution 4)

5.	Approval for Share Purchase Mandate

RESOLVED that:

(1)	for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the “Companies Act”), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued Shares not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), by way of market purchase(s) on Nasdaq and otherwise in accordance with all other laws and regulations and rules of the Nasdaq as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the “Share Purchase Mandate”);

(2)	unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(a)	the date on which the next Annual General Meeting of the Company is held; and

(b)	the date by which the next Annual General Meeting of the Company is required by law to be held;

(3)	in this Resolution:

“Average Closing Price” means the average of the last dealt prices of a Share for the five consecutive trading days on which the Shares are transacted on Nasdaq immediately preceding the date of market purchase by the Company and deemed to be adjusted in accordance with the listing rules of the Nasdaq for any corporate action which occurs after the relevant five day period;

“Maximum Limit” means that number of issued Shares representing 10% of the total number of issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

“Maximum Price”, in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed 105% of the Average Closing Price of the Shares.

(4)	the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

(Resolution 5)

6.	Adoption of GigaMedia Limited 2006 Equity Incentive Plan

RESOLVED that,

(1)	the equity incentive plan to be known as the GigaMedia Limited 2006 Equity Incentive Plan (the “Plan”), under which options and awards will be granted to persons who, inter alia, are non-employee directors, officers, employees, advisors or consultants of the Company and/or its subsidiaries, and are selected to participate in the Plan, in the form submitted to the Seventh Annual General Meeting and signed, for the purposes of identification, subscribed to by the Chairman of the Seventh Annual General Meeting or in such other form as may be approved by any Director of the Company, be approved and hereby adopted;

(2)	the Directors of the Company be and are hereby authorized to (i) establish the Plan and (ii) grant options and awards in accordance with the provisions of the Plan and to allot and issue from time to time such number of Shares as may be required to be issued pursuant to the exercise of the options and/or the terms of the awards granted under the Plan; and

(3)	the Directors of the Company and each of them be and are hereby authorized to complete and do all such acts and things (including modifying the Plan and executing all such documents as may be required under or pursuant to the Plan) as they or he may consider necessary, desirable or expedient to give effect to this Resolution as they or he may deem fit.

(Resolution 6)

SPECIAL RESOLUTION:

To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as Special Resolution:

7.	Approval of alterations to the Articles of Association of the Company to conform to changes in the Company law regime introduced by the Singapore Companies (Amendment) Act 2005 which came into effect on 30 January 2006 and to streamline and rationalise certain other provisions in the Articles:

RESOLVED that:

(1)	Articles 2, 5, 6(b), 7, 11, 17, 19, 24, 31, 34, 36, 46, 50, 51, 52, 53, 54, 61, 81, 104, 108, 111, 115, 117, 129, 130 AND 144 of the Articles of Association of the Company (the “Articles”) and the headnotes “SHARES” and “CAPITALISATION OF PROFITS AND RESERVES” appearing immediately before Articles 5 and 129, respectively be altered;

(2)	new Article 141A, and new headnotes “TREASURY SHARES”, “SHARES” AND “BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES” appearing immediately before Articles 5, 6 and 129, respectively; and

(3)	Articles 48 and 119 be deleted in its entirety,

in the manner as set out in Appendix 1 to this Notice.

(Resolution 7)

8.	To transact any other business as may properly be transacted at the Seventh Annual General Meeting of the Company.

NOTES:

1. Shareholders are cordially invited to attend the meeting in person. Whether or not you plan to be at the annual meeting, you are urged to return your proxy. A member entitled to attend and vote is entitled to appoint one or more proxies to attend and to vote instead of him.

2. Shareholders wishing to vote by proxy should complete the attached form.

3. The proxy form of an individual member shall be signed either by the member personally or by his attorney. The proxy form of a corporate member shall be given either under its common seal or signed on its behalf by an attorney or a duly authorized officer of the corporate member.

4. A proxy need not be a member of the Company.

5. The proxy form (and if relevant, the original power of attorney, or other authority under which it is signed or a notarially certified copy of such power or authority of relevant thereof) must be deposited at the Bank of New York, P.O. Box 11477, New York, N.Y. 10203-0477, or the Company, 122 Tunhwa North Road - 14/F, Taipei 10595, Taiwan R.O.C., not less than 48 hours before the time for holding the Seventh Annual General Meeting, that is by no later than 3:00 a.m. June 27, 2006 (New York time) failing which the proxy shall not be treated as valid.

6. Only shareholders of record at the close of business on May 30, 2006 are entitled to notice of and to vote at the meeting, or any adjournment or postponement of the meeting.

BY ORDER OF THE BOARD

/s/ Arthur M. Wang
Arthur M. Wang
Director and Chief Executive Officer
June 6, 2006

Appendix 1

THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

1. Existing Article 2

2. In these Articles, if not inconsistent with the subject or context, the words standing in the first column of the Table next hereinafter contained shall bear the meanings set opposite to them respectively in the second column thereof:-

Interpretation.

WORDS	MEANINGS
“The Act”

..       The Companies Act, Cap. 50 or any statutory modification, amendment or re-enactment thereof for the time being in force or any and every other act for the time being in force concerning companies and affecting the Company and any reference to any provision of the Act is to that provision as so modified, amended or re-enacted or contained in any such subsequent Companies Act.

“These Articles”	.. These Articles of Association or other regulations of the Company for the time being in force.

“The Company”	.. The abovenamed Company by whatever name from time to time called.

“Directors”	.. The Directors for the time being of the Company or such number of them as have authority to act for the Company.

“Director”	.. Includes any person acting as a Director of the Company and includes any person duly appointed and acting for the time being as an Alternate Director.

“Dividend”	.. Includes bonus.

“Member”	.. A Member of the Company.

“Month”	.. Calendar month.

“Office”	.. The Registered Office of the Company for the time being.

“Paid Up”	.. Includes credited as paid up.

“Register”	.. The Register of Members.

“Seal”	.. The Common Seal of the Company or in appropriate cases the Official Seal or duplicate Common Seal.

“Secretary”	.. The Secretary or Secretaries appointed under these Articles and shall include any person entitled to perform the duties of Secretary temporarily.

“Singapore”	.. The Republic of Singapore.

“Writing” and “Written”	.. Includes printing, lithography, typewriting and any other mode of representing or reproducing words in a visible form.

“Year”	.. Calendar Year.

Words denoting the singular number only shall include the plural and vice versa.

Words denoting the masculine gender only shall include the feminine gender.

Words denoting persons shall include corporations.

Save as aforesaid, any word or expression used in the Act and the Interpretation Act, Cap. 1 shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

The headnotes and marginal notes are inserted for convenience only and shall not affect the construction of these Articles.

Proposed Alterations to Article 2

By deleting Article 2 in its entirety and substituting in its place the following:

2. In these Articles, if not inconsistent with the subject or context, the words standing in the first column of the Table next hereinafter contained shall bear the meanings set opposite to them respectively in the second column thereof:-

Interpretation.

WORDS	MEANINGS
“The Act”

..       The Companies Act, Cap. 50 or any statutory modification, amendment or re-enactment thereof for the time being in force or any and every other act for the time being in force concerning companies and affecting the Company and any reference to any provision of the Act is to that provision as so modified, amended or re-enacted or contained in any such subsequent Companies Act.

“These Articles”	.. These Articles of Association or other regulations of the Company for the time being in force.

“The Company”	.. The abovenamed Company by whatever name from time to time called.

“Directors”	.. The Directors for the time being of the Company or such number of them as have authority to act for the Company.

“Director”	.. Includes any person acting as a Director of the Company and includes any person duly appointed and acting for the time being as an Alternate Director.

“Dividend”	.. Includes bonus.

“Member”	.. A Member of the Company.

“Month”	.. Calendar month.

“Office”	.. The Registered Office of the Company for the time being.

“Paid Up”	.. Includes credited as paid up.

“Register”	.. The Register of Members.

“Seal”	.. The Common Seal of the Company or in appropriate cases the Official Seal or duplicate Common Seal.

“Secretary”	.. The Secretary or Secretaries appointed under these Articles and shall include any person entitled to perform the duties of Secretary temporarily.

“Singapore”	.. The Republic of Singapore.

“Treasury Shares”	.. Shall have the meaning ascribed to it respectively in the Act.

“Writing” and or “Written”	.. Includes printing, lithography, typewriting and any other mode of representing reproducing words in a visible form.

“Year”	.. Calendar Year.

References in these Articles to “member” or “holders” of shares or class of shares shall except where otherwise expressly provided in these Articles, exclude the Company where it is a member or holder of shares in relation to shares held by it as Treasury Shares.

Words denoting the singular number only shall include the plural and vice versa.

Words denoting the masculine gender only shall include the feminine gender.

Words denoting persons shall include corporations.

Save as aforesaid, any word or expression used in the Act and the Interpretation Act, Cap. 1 shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

Any reference in these Articles to any enactment is a reference to that enactment as for the time being amended or re-enacted.

A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these Articles.

The headnotes and marginal notes are inserted for convenience only and shall not affect the construction of these Articles.

2. Existing Article 5

SHARES 5. The authorised capital of the Company is NT$1,000,000,000/- divided into 100,000,000 shares of NT$10/- each.	Authorised Share Capital. Amended by AGM held on 29.6.2005

Proposed Alterations to Article 5

By deleting the headnote “SHARES” appearing immediately before Article 5 and Article 5 in its entirety.

3. New Article 5 and New Headnote “TREASURY SHARES”

New Article 5 is proposed to be inserted immediately after Article 4 as follows:

TREASURY SHARES

5. The Company shall not exercise any right in respect of Treasury Shares other than as provided by the Act. Subject thereto, the Company may hold or deal with its Treasury Shares in the manner authorised by, or prescribed pursuant to, the Act.

Treasury Shares.

4. Existing Article 6(b)

6. (b) The Company may, subject to and in accordance with the Act, purchase or otherwise acquire ordinary shares in the issued share capital of the Company on such terms and in such manner as the Company may from time to time think fit. Any share that is so purchased or acquired by the Company shall be deemed to be cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire.

Company may acquire its own issued ordinary shares.

Proposed Alterations to Article 6(b)

By deleting Article 6(b) in its entirety and substituting in its place the following:

6. (b) The Company may, subject to and in accordance with the Act, purchase or otherwise acquire its issued ordinary shares on such terms and in such manner as the Company may from time to time think fit. If required by the Act, any share that is so purchased or acquired by the Company shall, unless held in treasury in accordance with the Act, be deemed to be cancelled immediately on purchase or acquisition by the Company. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may hold or deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Act.

Company may acquire its own issued ordinary shares.

5. Existing Article 7

7. Save as provided by Section 161 of the Act, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to the provisions of these Articles, the Directors may allot or grant options over or otherwise dispose of the same to such persons on such terms and conditions and either at a premium or at par and (subject to the provisions of the Act) at a discount and at such time as the Company in General Meeting may approve.

Issue of Shares.

Proposed Alterations to Article 7

By deleting Article 7 in its entirety and substituting in its place the following:

7. Save as provided by Section 161 of the Act, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to the provisions of these Articles, the Directors may allot or grant options over or otherwise dispose of the same to such persons on such terms and conditions and at such time as the Company in General Meeting may approve.

Issue of Shares.

6. Existing Article 11

11. The Company may exercise the powers of paying commission conferred by the Act, provided that the rate per cent or the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by the Act and the commission shall not exceed the rate of ten per cent of the price at which the shares in respect whereof the same is paid are issued or an amount equal to ten per cent of that price (as the case may be). Such commission may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

Power to pay commission and brokerage.

Proposed Alterations to Article 11

By deleting Article 11 in its entirety and substituting in its place the following:

11. The Company may pay commissions or brokerage on any issue of shares at such rate or amount and in such manner as the Directors may deem fit. Such commissions or brokerage may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other.

Power to pay commission and brokerage.

7. Existing Article 17

17. The certificate of title to shares in the capital of the Company shall be issued under the Seal in such form as the Directors shall from time to time prescribe and shall bear the autographic or facsimile signatures of at least one Director and the Secretary or some other person appointed by the

Share Certificates.

Directors, and shall specify the number and class of shares to which it relates and the amounts paid thereon. The facsimile signatures may be reproduced by mechanical or other means provided the method or system of reproducing signatures has first been approved by the Auditors of the Company.

Proposed Alterations to Article 17

By deleting Article 17 in its entirety and substituting in its place the following:

17. The certificate of title to shares in the capital of the Company shall be issued under the Seal in such form as the Directors shall from time to time prescribe and shall bear the autographic or facsimile signatures of at least one Director and the Secretary or some other person appointed by the Directors, and shall specify the number and class of shares to which it relates and the amounts paid and amounts (if any) unpaid thereon. The facsimile signatures may be reproduced by mechanical or other means provided the method or system of reproducing signatures has first been approved by the Auditors of the Company.

Share Certificates.

8. Existing Article 19

19. If any certificate or other document of title to shares or debentures be worn out or defaced, then upon production thereof to the Directors, they may order the same to be cancelled and may issue a new certificate in lieu thereof. For every certificate so issued there shall be paid to the Company the amount of the proper duty, if any, with which such certificate is chargeable under any law for the time being in force relating to stamps together with a further fee not exceeding $2/- as the Directors may determine. Subject to the provisions of the Act and the requirements of the Directors thereunder, if any certificate or document be lost or destroyed or stolen, then upon proof thereof to the satisfaction of the Directors and on such indemnity as the Directors deem adequate being given, and on the payment of the amount of the proper duty with which such certificate or document is chargeable under any law for the time being in force relating to stamps together with a further fee not exceeding $2/- as the Directors may determine, a new certificate or document in lieu thereof shall be given to the person entitled to such lost or destroyed or stolen certificate or document.

New certificates may be issued.

Proposed Alterations to Article 19

By deleting Article 19 in its entirety and substituting in its place the following:

19. If any certificate or other document of title to shares or debentures be worn out or defaced, then upon production thereof to the Directors, they may order the same to be cancelled and may issue a new certificate in lieu thereof. For every certificate so issued there shall be paid to the Company a fee not exceeding $2/- as the Directors may determine. Subject to the provisions of the Act and the requirements of the Directors thereunder, if any certificate or document be lost or destroyed or stolen, then upon proof thereof to the satisfaction of the Directors and on such indemnity as the Directors deem adequate being given, and on the payment of a fee not exceeding $2/- as the Directors may determine, a new certificate or document in lieu thereof shall be given to the person entitled to such lost or destroyed or stolen certificate or document.

New certificates may be issued.

9. Existing Article 24

24. The Directors may decline to register any instrument of transfer unless:-	Instrument of transfer.
(a) such fee not exceeding $2/- or such other sum as the Directors may from time to time require under the provisions of these Articles, is paid to the Company in respect thereof; and

(b) the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by the certificates of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do.

Proposed Alterations to Article 24

By deleting Article 24 in its entirety and substituting in its place the following:

24. The Directors may decline to register any instrument of transfer unless:-	Instrument of transfer.

(a)    such fee not exceeding $2/- or such other sum as the Directors may from time to time require under the provisions of these Articles, is paid to the Company in respect thereof;

(b)    the amount of proper duty (if any) with which each instrument of transfer is chargeable under any law for the time being in force relating to stamps is paid; and

(c)    the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by a certificate of payment of stamp duty (if any), the certificates of the shares to which the transfer relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do.

10. Existing Article 31

31. The Directors may from time to time make such calls as they think fit upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the terms of the issue thereof made payable at fixed times, and each Member shall (subject to receiving at least fourteen days’ notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.

Calls on shares.

Proposed Alterations to Article 31

By deleting Article 31 in its entirety and substituting in its place the following:

31. The Directors may from time to time make such calls as they think fit upon the Members in respect of any moneys unpaid on their shares and not by the terms of the issue thereof made payable at fixed times, and each Member shall (subject to receiving at least fourteen days’ notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.

Calls on shares.

11. Existing Article 34

34. Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed date, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date, on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of the Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Sum due on allotment.

Proposed Alterations to Article 34

By deleting Article 34 in its entirety and substituting in its place the following:

34. Any sum which by the terms of issue of a share becomes payable upon allotment or at any fixed date, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date, on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of the Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Sum due on allotment.

12. Existing Article 36

36. The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payments in advance of calls shall extinguish, so far as the same shall extend, the liability upon the shares in respect of which it is made, and upon the moneys so received or so much thereof as from time to time exceeds the amount of the calls then made upon the shares concerned the Company may pay interest at such rate not exceeding ten per cent per annum as the Member paying such sum and the Directors agree upon.

Payment in advance of calls.

Proposed Alterations to Article 36

By deleting Article 36 in its entirety and substituting in its place the following:

36. The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon the shares held by him and such payments in advance of calls shall extinguish, so far as the same shall extend, the liability upon the shares in respect of which it is made, and upon the moneys so received or so much thereof as from time to time exceeds the amount of the calls then made upon the shares concerned the Company may pay interest at such rate not exceeding ten per cent per annum as the Member paying such sum and the Directors agree upon.

Payment in advance of calls.

13. Existing Article 46

46. The Company in General Meeting may from time to time by Ordinary Resolution, whether all the shares for the time being authorised shall have been issued or all the shares for the time being issued shall have been fully called up or not, increase its capital by the creation of new shares of such amount as may be deemed expedient.

Power to increase capital.

Proposed Alterations to Article 46

By deleting Article 46 in its entirety.

14. Existing Article 48

48. Unless otherwise determined by the Company in General Meeting any original shares for the time being unissued and any new shares from time to time to be created shall before issue be offered in the first instance and either at par or at a premium to all the then holders of any class of shares in proportion as nearly as may be to the amount of capital held by them. In offering such shares in the first instance to all the then holders of any class of shares the offer shall be made by notice specifying the number of shares offered and limiting the time within which the offer if not accepted will be deemed to be declined and after the expiration of that time or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company and the Directors may dispose of or not issue any such shares which by reason of the proportion borne by them to the number of holders entitled to any such offer or by reason of any other difficulty in apportioning the same cannot, in the opinion of the Directors, be conveniently offered under this Article.

Issue of new shares to Members.

Proposed Alterations to Article 48

By deleting Article 48 in its entirety.

15. Existing Article 50

50. The Company may by Ordinary Resolution:-

(a)    consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b)    cancel any shares which, at the date of the passing of the Resolution, have not been taken or agreed to be taken by any person or which have been forfeited and diminish the amount of its share capital by the amount of the shares so cancelled;

(c)    subdivide its shares or any of them into shares of a smaller amount than is fixed by the Memorandum of Association (subject nevertheless to the provisions of the Act) provided always that in such subdivision the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; and

(d)    subject to the provisions of these Articles and the Act, convert any class of shares into any other class of shares.

Power to consolidate, cancel and subdivide shares.

Proposed Alterations to Article 50

By deleting Article 50 in its entirety and substituting in its place the following:

50. The Company may by Ordinary Resolution:-

(a)    consolidate and divide all or any of its shares;

(b)    subdivide its shares or any of them (subject nevertheless to the provisions of the Act) provided always that in such subdivision the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; and

(c)    subject to the provisions of these Articles and the Act, convert any class of shares into any other class of shares.

Power to consolidate, subdivide and convert shares.

16. Existing Article 51

51. The Company may by Special Resolution reduce its share capital, any capital redemption reserve fund or share premium account in any manner and with and subject to any incident authorised and consent required by law. Without prejudice to the generality of the foregoing, upon cancellation of a share purchased or otherwise acquired by the Company pursuant to these Articles and the Act, the nominal amount of the issued share capital of the Company shall be diminished by the nominal amount of the share so cancelled.

Power to reduce capital.

Proposed Alterations to Article 51

By deleting Article 51 in its entirety and substituting in its place the following:

51. The Company may by Special Resolution reduce its share capital or any undistributable reserve in any manner and with and subject to any incident authorised and consent required by law. Without prejudice to the generality of the foregoing, upon cancellation of a share purchased or otherwise acquired by the Company pursuant to these Articles and the Act, the number of the issued shares of the Company shall be diminished by the number of the shares so cancelled, and, where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of share capital of the Company shall be reduced accordingly.

Power to reduce capital.

17. Existing Article 52

52. The Company may by Ordinary Resolution convert any paid up shares into stock and may from time to time by like resolution reconvert any stock into paid up shares of any denomination.	Power to convert into stock.

Proposed Alterations to Article 52

By deleting Article 52 in its entirety and substituting in its place the following:

52. The Company may by Ordinary Resolution convert any paid up shares into stock and may from time to time by like resolution reconvert any stock into paid up shares.	Power to convert into stock.

18. Existing Article 53

53. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred or as near thereto as circumstances admit but no stock shall be transferable except in such units as the Directors may from time to time determine, provided that such units shall not be greater than the nominal amount of the shares from which the stock arose.

Transfer of stock.

Proposed Alterations to Article 53

By deleting Article 53 in its entirety and substituting in its place the following:

53. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred or as near thereto as circumstances admit but no stock shall be transferable except in such units as the Directors may from time to time determine.

Transfer of stock.

19. Existing Article 54

54. The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards dividend and return of capital and the assets on winding up) shall be conferred by any such aliquot part of stock which would not if existing in shares have conferred that privilege or advantage; and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.

Rights of stock- holders.

Proposed Alterations to Article 54

By deleting Article 54 in its entirety and substituting in its place the following:

54. The holders of stock shall, according to the number of stock units held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards dividend and return of capital and the assets on winding up) shall be conferred by the number of stock units which would not if existing in shares have conferred that privilege or advantage; and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.

Rights of stock- holders.

20. Existing Article 61

61. No business shall be transacted at any General Meeting unless a quorum is present. Save as herein otherwise provided, the quorum at any General meeting shall be at least two members holding an aggregate not less than 33 1/3 per cent. of the total issued and fully paid shares in the capital of the Company for the time being, present in person or by proxy. For the purpose of this Article, “Member” includes a person attending by proxy or by attorney or as representing a corporation which is a Member.

Quorum. Amended by AGM held on 30.06.2000

Proposed Alteration to Article 61

By deleting Article 61 in its entirety and substituting in its place the following:

61. No business shall be transacted at any General Meeting unless a quorum is present. Save as herein otherwise provided, the quorum at any General meeting shall be at least two members holding an aggregate not less than 33 1/3 per cent. of the total number of fully paid shares of the Company (excluding Treasury Shares) for the time being, present in person or by proxy. For the purpose of this Article, “Member” includes a person attending by proxy or by attorney or as representing a corporation which is a Member.

Quorum.

21. Existing Article 81

81. Any corporation which is a Member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any Meeting of the Company or of any class of Members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation as the corporation could exercise if it were an individual Member of the Company.

Corporations acting by representatives.

Proposed Alterations to Article 81

By deleting Article 81 in its entirety and substituting in its place the following:

81. Any corporation which is a Member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any Meeting of the Company or of any class of Members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation as the corporation could exercise if it were an individual Member of the Company and such corporation shall for the purposes of these Articles (but subject to the Act) be deemed to be present in person at any such meeting if a person so authorised is present thereat.

Corporations acting by representatives.

22. Existing Article 104

104. A resolution in writing signed by all the Directors for the time being and being not less than are sufficient to form a quorum shall be as effective as a resolution passed at a meeting of the Directors duly convened and held, and may consist of several documents in the like form each signed by one or more of the Directors. Provided that where a Director has appointed an Alternate Director, the Director or (in lieu of the Director) his Alternate Director may sign. The expressions “in writing” and “signed” include approval by telex, telefax, cable or telegram by any such Director.

Resolutions in writing.

Proposed Alterations to Article 104

By deleting Article 104 in its entirety and substituting in its place the following:

104. A resolution in writing signed by all the Directors for the time being and being not less than are sufficient to form a quorum shall be as effective as a resolution passed at a meeting of the Directors duly convened and held, and may consist of several documents in the like form each signed by one or more of the Directors. Provided that where a Director has appointed an Alternate Director, the Director or (in lieu of the Director) his Alternate Director may sign. The expressions “in writing” and “signed” include approval by any such Directors by telex, telefax, cable, telegram or any form of electronic communication approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors .

Resolutions in writing.

23. Existing Article 108

108. The management of the business of the Company shall be vested in the Directors who (in addition to the powers and authorities by these Articles or otherwise expressly conferred upon them) may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not hereby or by the Act expressly directed or required to be exercised or done by the Company in General Meeting but subject nevertheless to the provisions of the Act and of these Articles and to any regulations from time to time made by the Company in General Meeting provided that no regulations so made shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made and in particular and without prejudice to the generality of the foregoing the Directors may at their discretion exercise every borrowing power vested in the Company by its Memorandum of Association or permitted by law together with collateral power of hypothecating the assets of the Company including any uncalled or called but unpaid capital; provided that the Directors shall not carry into effect any proposals for disposing of the whole or substantially the whole of the Company’s undertaking or property unless those proposals have been approved by the Company in General Meeting.

General powers of Directors to manage Company’s business.

Proposed Alterations to Article 108

By deleting Article 108 in its entirety and substituting in its place the following:

108. The management of the business of the Company shall be vested in the Directors who (in addition to the powers and authorities by these Articles or otherwise expressly conferred upon them) may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not hereby or by the Act expressly directed or required to be exercised or done by the Company in General Meeting ; provided that the Directors shall not carry into effect any proposals for disposing of the whole or substantially the whole of the Company’s undertaking or property unless those proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

General powers of Directors to manage Company’s business.

24. Existing Article 111

111. The Directors may borrow or raise money from time to time for the purpose of the Company or secure the payment of such sums as they think fit and may secure the repayment or payment of such sums by mortgage or charge upon all or any of the property or assets of the Company or by the issue of debentures (whether at par or at discount or premium) or otherwise as they may think fit.

Directors’ borrowing powers

Proposed Alterations to Article 111

By deleting Article 111 in its entirety and substituting in its place the following:

111. The Directors may borrow or raise money from time to time for the purpose of the Company or secure the payment of such sums as they think fit and may secure the repayment or payment of such sums by mortgage or charge upon all or any of the property or assets of the Company or by the issue of debentures or otherwise as they may think fit.

Directors’ borrowing powers

25. Existing Article 115

115. A document purporting to be a copy of a resolution of the Directors or an extract from the minutes of a meeting of Directors which is certified as such in accordance with the provisions of the last preceding Article shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the Directors.

Certified copies of resolution of the Directors.

Proposed Alterations to Article 115

By deleting Article 115 in its entirety and substituting in its place the following:

115. A document purporting to be a copy of a resolution of the Directors or an extract from the minutes of a meeting of Directors which is certified as such in accordance with the provisions of the last preceding Article shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the Directors. Any authentication or certification made pursuant to this Article and Article 114 above may be made by any electronic means approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.

Certified copies of resolution of the Directors.

26. Existing Article 117

117. Subject to the rights of holders of shares with special rights as to dividend (if any), all dividends shall be declared and paid according to the amounts paid on the shares in respect whereof the dividend is paid, but (for the purposes of this Article only) no amount paid on a share in advance of calls shall be treated as paid on the share. All dividends shall be apportioned and paid pro rata according to the amount paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly.

Apportionment of dividends.

Proposed Alterations to Article 117

By deleting Article 117 in its entirety and substituting in its place the following:

117. Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:

(a)    all dividends in respect of shares must be paid in proportion to the number of shares held by a member but where shares are partly paid all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and

(b)    all dividends must be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid.

Apportionment of dividends.

For the purposes of this Article, an amount paid or credited as paid on a share in advance of a call is to be ignored.

27. Existing Article 119

119. If the Company shall issue shares at a premium whether for cash or otherwise, the Directors shall transfer a sum equal to the aggregate amount or value of the premiums to an account to be called “Share Premium Account” and any amount for the time being standing to the credit of such account shall not be applied in the payment of dividend.

Share premium account.

Proposed Alterations to Article 119

By deleting Article 119 in its entirety.

28. Existing Article 129 and Headnote “CAPITALISATION OF PROFITS AND RESERVES”

CAPITALISATION OF PROFITS AND RESERVES

129. The Directors may, with the sanction of an Ordinary Resolution of the Company, capitalise any sum standing to the credit of any of the Company’s reserve accounts (including share premium account, capital redemption reserve fund or other undistributable reserve) or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members at the close of business on the date of the Resolution (or such other date as may be specified therein or determined as therein provided) or such other date as may be determined by the Directors in proportion to their then holdings of shares and applying such sum on their behalf then holdings of shares and applying such sum on their behalf in paying up in full unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid. The Directors may do all acts and things considered necessary or expedient to give effect to any such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Power to capitalise profits. Amended by EGM held on 15.11.1999

Proposed Alterations to Article 129

By deleting Article 129 in its entirety and substituting in its place the following:

BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES

129. (A) The Directors may, with the sanction of an Ordinary Resolution of the Company:

(a)    issue bonus shares for which no consideration is payable to the Company to the persons registered as holders of shares in the Register at the close of business on:

(i)     the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

Power to issue free bonus shares and/or to capitalise reserves.

(ii)    such other date as may be determined by the Directors,

in the proportion to their then holdings of shares; and/or

(b)    capitalise any sum standing to the credit of any of the Company’s reserve accounts or other undistributable reserve or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members at the close of business on:

(i)     the date of the Resolution (or such other date as may be specified therein or determined as therein provided); or

(ii)    such other date as may be determined by the Directors,

in proportion to their then holdings of shares and applying such sum on their behalf in paying \up in full new shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, new shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

(B) The Directors may do all acts and things considered necessary or expedient to give effect to any such bonus issue and/or capitalisation under Article 129(A), with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such bonus issue and/or capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Power of Directors to give effect to bonus issues and/or capitalisations.

29. Existing Article 130

130. In addition and without prejudice to the power to capitalise profits and other moneys provided for by Article 129, the Directors shall have power to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full at par unissued shares in such manner and on such terms as the Directors shall think fit.

Implemen- tation of resolution to capitalise profits. Amended by EGM held on 15.11.1999

Proposed Alterations to Article 130

By deleting Article 130 in its entirety and substituting in its place the following:

130. In addition and without prejudice to the powers provided for by Article 129, the Directors shall have power to issue shares for which no consideration is payable and/or to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full new shares, in each case on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in General Meeting and on such terms as the Directors shall think fit.

Power to issue free shares and/or to capitalise reserves for employee share-based incentive plans.

30. New Article 141A

New Article 141A is proposed to be inserted immediately after Article 141 as follows:

141A. Without prejudice to the provisions of Article 141, any notice or document (including, without limitations, any accounts, balance-sheet or report) which is required or permitted to be given, sent or served under the Act or under these Articles by the Company, or by the Directors, to a member or an officer or Auditor of the Company may be given, sent or served using electronic communications to the current address of that person in accordance with the provisions of, or as otherwise provided by, the Act and/or any other applicable regulations or procedures. Such notice or document shall be deemed to have been duly given, sent or served upon transmission of the electronic communication to the current address of such person or as otherwise provided under the Act and/or any other applicable regulations or procedures.

Electronic communications.

31. Existing Article 144

144. A person entitled to a share in consequence of the death or bankruptcy of a Member or otherwise upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also an address for the service of notice, shall be entitled to have served upon him at such address any notice or document to which the Member but for his death or bankruptcy or otherwise would be entitled and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the registered address of any Member in pursuance of these Articles shall (notwithstanding that such Member be then dead or bankrupt or otherwise not entitled to such share and whether or not the Company shall have notice of the same) be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder.

Service of notices after death etc. of a Member.

Proposed Alterations to Article 144

By deleting Article 144 in its entirety and substituting in its place the following:

144. A person entitled to a share in consequence of the death or bankruptcy of a Member or otherwise upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also an address for the service of notice, shall be entitled to have served upon him at such address any notice or document to which the Member but for his death or bankruptcy or otherwise would be entitled and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the registered address of any Member or given, sent or served to any member using electronic communications in pursuance of these Articles shall (notwithstanding that such Member be then dead or bankrupt or otherwise not entitled to such share and whether or not the Company shall have notice of the same) be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder.

Service of notices after death etc. of a Member.

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

Questions and Answers about the Annual Meeting and Voting

Proposal 1
Proposal 2
Proposal 3
Proposal 4
Proposal 5
Proposal 6
Proposal 7

Other Matter
Proxy Solicitation

GigaMedia Limited

Incorporated in the Republic of Singapore

Registration No.: 199905474H

REGISTERED OFFICE

8 Cross Street

#11-00 PWC Building

Singapore 048424

PROXY STATEMENT

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Why did I Receive This Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because the Company’s Board of Directors is soliciting your proxy to be used at the annual meeting of shareholders on June 29, 2006 at 3:00 p.m. local time at Asia Pacific Finance Tower, Citibank Plaza, 3 Garden Road, Central Hong Kong, in the Board Room on the Twenty-seventh Floor, or at any adjournment or postponement of the meeting. This proxy statement summarizes the information you need to know to vote on an informed basis.

Who Can Vote?

You are entitled to vote if you owned the Company’s common stock on the record date, which is the close of business on May 30, 2006. Each share of the Company’s common stock that you own entitles you to one vote.

How Many Shares of Voting Stock Are Outstanding?

On the record date, there were 50,769,810 shares of the Company’s common stock outstanding. Common stock is our only class of voting stock.

What May I Vote On?

1. Adoption of Audited Accounts

2. Approval of Re-Appointment of Auditors

3. Approval of Directors’ Remuneration

4. Approval for Authority to Allot and Issue Shares

5. Approval for Share Purchase Mandate

6. Approval to Adopt GigaMedia Limited 2006 Equity Incentive Plan

7. Approval on Alteration to the Articles of Association of the Company

How Do I Vote:

To vote by proxy, you should complete, sign and date the enclosed proxy card and return it promptly in the prepaid envelope provided.

May I Revoke My Proxy?

Your proxy may be revoked prior to its exercise by appropriate notice to the undersigned.

If I Plan To Attend The Meeting, Should I Still Vote By Proxy?

Whether you plan to attend the meeting or not, we urge you to vote by proxy. Returning the proxy card will not affect your right to attend the meeting, and your proxy will not be used if you are personally present at the meeting and inform the Secretary in writing prior to the voting that you wish to vote your shares in person.

How Will My Proxy Get Voted?

If you properly fill in your proxy card and send it to us, your proxy holder (the individual named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but not make specific choices, the proxy holder will vote your shares as recommended by the Board of Directors.

How Will Voting On Any Other Business Be Conducted?

Although we do not know of any business to be considered at the meeting other than the proposals described in this proxy statement, if any other business is presented at the meeting, your returned proxy gives authority to proxy holder to vote on these matters in his discretion.

Proposal 1. ADOPTION OF AUDITED ACCOUNTS

The Company seeks shareholders’ adoption of the audited accounts of the Company (the “Audited Accounts”), which have been prepared under Singapore Generally Accepted Accounting Principles, in respect of the financial year ended December 31, 2005. Along with the Audited Accounts, the Company seeks shareholders’ adoption of the Report of the Directors, Statement by Directors, and Auditor’s Report of the Company in respect of the same financial year.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote at the AGM.

The Board of Directors of the Company (the “Board of Directors”) recommends a vote FOR this proposal.

Proposal 2. APPROVAL OF RE-APPOINTMENT OF AUDITORS

The Company seeks shareholders’ approval for the re-appointment of GHP Horwath, P.C. and Paul Wan & Co., members of Horwath International, as the independent auditors of the Company to hold such office until the conclusion of the next Annual General Meeting of the Company. The Board of Directors also seeks shareholders’ approval to authorize the Board of Directors to fix the remuneration for GHP Horwath, P.C. and Paul Wan & Co. in respect of their service to the Company for the financial year ended December 31, 2006.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast by the shareholders entitled to vote thereon.

The Board of Directors recommends a vote FOR this proposal.

Proposal 3. APPROVAL OF DIRECTORS’ REMUNERATION

The Company seeks shareholders’ approval on the remuneration of Directors in an aggregated amount not exceeding US$250,000 in respect of their professional services to the Company until the conclusion of the next Annual General Meeting of the Company.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast by the shareholders entitled to vote thereon.

The Board of Directors recommends a vote FOR this proposal.

Proposal 4. APPROVAL FOR AUTHORITY TO ALLOT AND ISSUE SHARES

The Company is incorporated in Singapore. Under the Companies Act, Chapter 50 of Singapore (the “Companies Act”), the Directors may exercise any power of the Company to issue new Shares only with the prior approval of the shareholders of the Company at a general meeting. Such approval, if granted, is effective from the date of the meeting at which it was given to the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier.

Shareholders’ approval is sought to give Directors authority to allot and issue new Shares and other instruments convertible into Shares during the period from the Seventh Annual General Meeting to the earlier of the next Annual General Meeting or the period within which the next Annual General Meeting of the Company is required by law to be held.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote at the AGM.

The Board of Directors recommends a vote FOR this proposal.

Proposal 5. APPROVAL FOR SHARE PURCHASE MANDATE

The approval of the Share Purchase Mandate authorising the Company to purchase or acquire its Shares would give the Company the flexibility to undertake share purchases or acquisitions at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

In managing the business of the Company and its subsidiaries (the “Group”), management strives to increase shareholders’ value by improving, inter alia, the return on equity of the Group. A Share purchase by the Company is one of the ways through which the return on equity of the Group may be enhanced.

A Share purchase is also an available option for the Company to return surplus cash which is in excess of the financial and possible investment needs of the Group to its shareholders. In addition, the Share purchase, will allow the Company to have greater flexibility over, inter alia, the Company’s share capital structure and its dividend policy.

Share repurchase programmes may also help buffer short-term share price volatility and off-set the effects of short-term speculators and investors and, in turn, bolster shareholder confidence and employee morale.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote at the AGM.

The Board of Directors recommends a vote FOR this proposal.

Proposal 6. SHAREHOLDER APPROVAL TO ADOPT THE GIGAMEDIA LIMITED 2006 EQUITY INCENTIVE PLAN

The requirements for shareholders’ approval under the Companies Act extends to issue of new Shares arising from the conversion, exchange or exercise of other securities, including warrants or options to subscribe for new Shares of the Company or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for new Shares, new Shares pursuant to any offers, agreements, options, undertakings, guarantees and/or indemnities to made, entered into or issued by the Company.

Accordingly, shareholders’ approval is sought for the grant of options, awards and issuance of Shares as may be required to be issued pursuant to the exercise of the options and awards granted under the GigaMedia Limited 2006 Equity Incentive Plan, which is attached to this proxy statement as Appendix 2.

The following is a summary of the material terms of the GigaMedia Limited 2006 Equity Incentive Plan.

Purpose	To provide equity-based incentives to participants to increase their efforts on behalf of the Company and its subsidiaries.

Eligibility	Individuals who are non-employee directors, officers and other employees, advisors and consultants providing services to the Company and its subsidiaries.

Shares Reserved for Issuance	1,000,000 shares of the Company’s common stock, subject to adjustment in the case of dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation or other similar corporate transaction.

Shares of common stock to be issued under the Plan may be unissued shares or shares repurchased by the Company, whether in the open market, in private transactions or otherwise.

If any part of an award granted under the Plan is forfeited, cancelled, exchanged or surrendered, or if an award terminates or expires without a distribution of common stock to the grantee, the shares of common stock subject to such award will be again available for awards under the Plan.

Administration	The Committee appointed by the Company’s Board of Directors will administer the plan but may delegate its authority to a subcommittee or to a group of Company management employees.

The Plan administrator has the right to determine (1) who will be selected for participation in the Plan; (2) the terms and conditions of any award granted under the Plan, including without limitation the number of shares of common stock to be subject to the award and whether the grant, vesting or payment of any award will be contingent upon the achievement of performance goals; and (3) to make any determinations necessary or desirable for administration of the Plan.

Types of Awards:

Options	Options are the opportunity to purchase shares of common stock in the future at a pre-determined purchase price, which under the Plan may not be less than the fair market value of the underlying shares on the date of grant.

Options granted under the Plan may be “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or nonqualified stock options.

Options granted under the Plan may not have a term of more than ten years; the agreement setting forth the terms of the option will contain terms with respect to vesting and exercisability as the Plan administrator will determine.

Options may be exercised by the payment of cash or by the exchange of common stock previously acquired by the option holder, through a so-called broker cashless exercise procedure approved by the Plan administrator, or a combination of the foregoing.

Stock Appreciation Rights (SARs)	An SAR confers the right to receive, with respect to each share subject to the SAR, cash or common stock equal to the excess of (1) the fair market value of a share of common stock on the date of exercise of the SAR over (2) the exercise price of the SAR, which may not be less than the fair market value of a share of common stock on the date of grant.

The Plan administrator has the right to determine whether an SAR will be payable in cash or common stock; the agreement setting forth the terms of the SAR will contain such other terms as the plan administrator may decide.

An SAR granted under the Plan may not have a term of more than ten years.

SARs granted under the Plan may be granted in tandem with a stock option or by itself; SARs granted in tandem with an option will be exercisable only to the extent the tandem stock option is exercisable and will have the same exercise price as the tandem stock option.

Restricted Stock	Restricted stock awards consist of shares of common stock which are subject to forfeiture and may not be transferred by the holder until the applicable vesting conditions lapse.

Holders of restricted stock granted under the Plan may be given certain rights of ownership such as the right to vote the shares and to receive dividends; the payment of dividends may be deferred until such time as the vesting conditions on the underlying stock have lapsed.

Restricted Stock Units	A restricted stock unit confers the right to receive common stock or cash, or a combination of common stock and cash, at such time as the applicable vesting conditions lapse.

The Plan administrator will determine whether cash or common stock, or a combination of common stock and cash, will be paid in respect of vesting restricted stock units.

The agreement setting forth the terms of the grant of restricted stock units will contain such other terms as the Plan administrator may decide, which may include the payment of dividend equivalents.

Other Equity-Based Awards	The value of other-equity-based awards granted under the Plan will be based on or related to the value of common stock; the type of awards to be granted and all terms and conditions of the awards will be determined by the Plan administrator.

Change in Control	Unless otherwise determined by the Plan administrator, upon a change in control of the Company (as defined in the Plan), all awards then outstanding under the Plan will become fully vested and/or exercisable, and any performance goals applicable to the awards will be deemed satisfied.

Amendment of Awards	The Plan administrator may amend any award granted under the Plan from time to time; however, no adverse amendment to any award will be effective without the award holder’s consent.

Term of Plan	Unless earlier terminated by the Company, the Plan will automatically expire on the tenth anniversary of its adoption.

Termination of Plan	The Plan may be terminated by the Company at any time; however, termination of the Plan will not adversely affect any award that is outstanding at the time of plan termination.

Amendment of Plan	The Plan may be amended by the Plan administrator at any time; however, no amendment to the Plan may adversely affect an award that is outstanding at the time of amendment without the award holder’s consent.

Governing Law	The laws of the Republic of Singapore.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote at the AGM.

The Board of Directors recommends a vote FOR this proposal.

Proposal 7. APPROVAL ON ALTERATION TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

Pursuant to Section 37 of the Companies Act, the Company may by a special resolution alter or add to its Articles of Association.

The Companies (Amendment) Act 2005 of Singapore (the “Companies (Amendment) Act”, which came into operation on 30 January 2006, introduced key amendments to the Companies Act resulting in significant changes to the company law regime. These amendments include the abolition of the concepts of par value and authorised capital, and allowing repurchased shares to be held as treasury shares. With the abolition of the concept of par value pursuant to the Companies (Amendment) Act, shares of a company no longer have any par or nominal value. The concepts of share premium and the issue of shares at a discount have also been abolished accordingly. The Companies (Amendment) Act also introduced new provisions on share buy backs and treasury shares. Under these new provisions, a company can repurchase shares out of capital, as well as from distributable profits. Ordinary shares which are the subject of a share repurchase by a company can be held by that company as treasury shares instead of being cancelled. The right to attend and vote at meetings and the right to dividends or other distributions will be suspended for so long as the repurchased shares are held in treasury. It is proposed that the Articles be altered as a result of the above changes introduced by the Companies (Amendment) Act. The Company is also taking this opportunity to streamline and rationalise certain other provisions in the Articles.

A summary of the main proposed alterations to the Articles is set out in Appendix 3.

Adoption of this proposal requires the affirmative vote of at least three-fourths of those present and voting at the Annual General Meeting.

The Board of Directors recommends a vote FOR this proposal.

OTHER MATTERS

As of the date of this Proxy Statement, the Company does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the Annual General Meeting.

Shareholders are urged to sign the enclosed proxy form and to return it promptly in the enclosed envelope. Proxies will be voted in accordance with shareholders’ directions. Signing the proxy form does not affect a shareholder’s right to vote at the Annual General Meeting, and the proxy may be revoked prior to its exercise by appropriate notice to the undersigned.

PROXY SOLICITATION

The Company will pay the cost of preparing and mailing this proxy statement and form of proxy to its shareholders. The Company has retained Mackenzie Partners, Inc. to request banks and brokers to forward copies of these materials to persons for whom they hold common stock and to request authority for execution of the proxies.

GIGAMEDIA LIMITED

/s/ Arthur M. Wang
Arthur M. Wang
Director and Chief Executive Officer
June 6, 2006

Appendix 2

GIGAMEDIA LIMITED

2006 EQUITY INCENTIVE PLAN

1. Purpose; Types of Awards; Construction.

The purposes of the GigaMedia Limited 2006 Equity Incentive Plan (the “Plan”) are to afford an incentive to non-employee directors, selected officers and other employees, advisors and consultants of GigaMedia Limited (the “Company”), or any Subsidiary that now exists or hereafter is organized, incorporated or acquired, to continue as non-employee directors, officers or employees, advisors or consultants, as the case may be, to increase their efforts on behalf of the Company and its Subsidiaries and to promote the success of the Company’s business. The Plan provides for the grant of Options (including Incentive Stock Options and Nonqualified Stock Options), Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Other Stock-Based Awards (each term as defined herein).

2. Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) “Award” means any Option, SAR, Restricted Stock, Restricted Stock Unit or Other Stock-Based Award granted under the Plan.

(b) “Award Agreement” means any written agreement, contract, or other instrument or document evidencing an Award.

(c) “Board” means the Board of Directors of the Company.

(d) “Change in Control” means a change in control of the Company, which will be deemed to have occurred if:

(i) any “person,” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than (A) the Company, (B) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, and (C) any corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of Company Stock), is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company’s then outstanding voting securities (excluding any person who becomes such a beneficial owner in connection with a transaction immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the Board, the entity surviving such transaction or, if the Company or the entity surviving the transaction is then a subsidiary, the ultimate parent thereof);

(ii) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the Effective Date, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended;

(iii) there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than a merger or consolidation immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the Board, the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger is then a subsidiary, the ultimate parent thereof; or

(iv) the shareholders of the Company approve a plan of complete liquidation of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets (or any transaction having a similar effect), other than a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed of or, if such entity is a subsidiary, the ultimate parent thereof.

(v) Notwithstanding the foregoing, a Change in Control shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of the Company Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

(e) “Code” means the Internal Revenue Code of 1986, as amended from time to time.

(f) “Committee” means the committee of members of the Board appointed by the Board to administer the Plan.

(g) “Company” means GigaMedia Limited, a company incorporated under the Companies Act, Chapter 50 of Singapore, or any successor corporation.

(h) “Company Stock” means the ordinary shares of the Company.

(i) “Effective Date” means the date that the Plan was approved by the shareholders of the Company.

(j) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and as now or hereafter construed, interpreted and applied by regulations, rulings and cases.

(k) “Fair Market Value” means, with respect to Company Stock or other property, the fair market value of such Company Stock or other property determined by such methods or procedures as shall be established from time to time by the Committee. Unless otherwise determined by the Committee in good faith, the per share Fair Market Value of the Company Stock as of a particular date shall be calculated as the mean between the highest and lowest reported sales price per share of Company Stock on the national securities exchange on which the Company Stock is principally traded, for the last preceding date on which there was a sale of such Company Stock on such exchange.

(l) “Grantee” means a person who, as a non-employee director, officer, other employee, advisor or consultant of the Company or a Subsidiary, has been granted an Award under the Plan.

(m) “Incentive Stock Option” or “ISO” means any Option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Code.

(n) “Nonqualified Stock Option” or “NQSO” means any Option that is not designated as an ISO.

(o) “Option” means a right, granted to a Grantee under Section 6(b), to purchase shares of Company Stock. An Option may be either an ISO or an NQSO, provided that ISOs may be granted only to employees of the Company or a Subsidiary.

(p) “Other Stock-Based Award” means a right or other interest granted to a Grantee under Section 6(f) that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Company Stock, including but not limited to (i) unrestricted Company Stock awarded as a bonus or upon the attainment of performance goals or otherwise as permitted under the Plan, and (ii) a right granted to a Grantee to acquire Company Stock from the Company containing terms and conditions prescribed by the Committee.

(q) “Plan” means this GigaMedia Limited 2006 Equity Incentive Plan, as amended from time to time.

(r) “Plan Year” means a calendar year.

(s) “Restricted Stock” means an Award of shares of Company Stock to a Grantee under Section 6(d) that may be subject to certain restrictions and to a risk of forfeiture.

(t) “Restricted Stock Unit” means a right granted to a Grantee under Section 6(e) to receive Company Stock or cash at the end of a specified deferral period, which right may be conditioned on the satisfaction of specified performance or other criteria.

(u) “Securities Act” means the United States Securities Act of 1933, as amended.

(v) “Stock Appreciation Right” or “SAR” means the right, granted to a Grantee under Section 6(c), to be paid an amount measured by the appreciation in the Fair Market Value of Company Stock from the date of grant to the date of exercise of the right.

(w) “Subsidiary” means a “subsidiary corporation” of the Company, whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Administration.

The Plan shall be administered by the Committee. The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Awards; to determine the persons to whom and the time or times at which Awards shall be granted; to determine the type and number of Awards to be granted, the number of shares of Company Stock to which an Award may relate and the terms, conditions, restrictions and performance criteria relating to any Award, including whether the grant, vesting, payment or other settlement of any Award may be subject to the attainment of performance goals; and to determine whether, to what extent, and under what circumstances an Award may be settled, cancelled, forfeited, exchanged, or surrendered; to make adjustments in the terms and conditions of, and the performance goals (if any) included in, Awards; to construe and interpret the Plan and any Award; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of the Award Agreements (which need not be identical for each Grantee); and to make all other determinations deemed necessary or advisable for the administration of the Plan, including without limitation the determination to delegate or authorize any of the above-listed powers to a subcommittee of the Committee or to a committee comprised of members of Company management. Notwithstanding the foregoing, neither the Board, the Committee nor their respective delegates shall have the authority to reprice (or cancel and regrant) any Option or, if applicable, other Award at a lower exercise, base or purchase price without first obtaining the approval of the Company’s shareholders.

The Committee may appoint a chairperson and a secretary and may make such rules and regulations for the conduct of its business as it shall deem advisable, and shall keep minutes of its meetings. All determinations of the Committee shall be made by a majority of its members either present in person or participating by conference telephone at a meeting or by written consent. The Committee may delegate to a subcommittee of one or more of its members or to one or more agents (including members of Company management) such duties as it may deem advisable, and the Committee or any person or group to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. All decisions, determinations and interpretations of the Committee shall be final and binding on all persons, including but not limited to the Company, any subsidiary of the Company or any Grantee (or any person claiming any rights under the Plan from or through any Grantee) and any shareholder.

No member of the Board or Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

4. Eligibility.

Awards may be granted to selected non-employee directors, officers and other employees, advisors or consultants of the Company or any Subsidiary, in the absolute discretion of the Committee. In determining the persons to whom Awards shall be granted and the type of any Award (including the number of shares to be covered by such Award), the Committee shall take into account such factors as the Committee shall deem relevant in connection with accomplishing the purposes of the Plan.

5. Stock Subject to the Plan.

The maximum number of shares of Company Stock reserved for the grant of Awards under the Plan shall be 1,000,000 (all or any number of which may be granted as ISOs), subject to adjustment as provided herein. Such shares may, in whole or in part, be shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. If any shares of Company Stock subject to an Award are forfeited, cancelled, exchanged or surrendered or if an Award terminates or expires without a distribution of shares to the Grantee, or if shares of Company Stock are surrendered or withheld as payment of either the exercise price of an Award and/or withholding taxes in respect of an Award, such shares shall, to the extent of any such forfeiture, cancellation, exchange, surrender, withholding, termination or expiration, again be available for Awards under the Plan. Upon the exercise of any Award granted in tandem with any Awards such related Awards shall be cancelled to the extent of the number of shares of Company Stock as to which the Award is exercised and, notwithstanding the foregoing, such number of shares shall no longer be available for Awards under the Plan.

In the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash, Company Stock, or other property), recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, affects the Company Stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Grantees under the Plan, then the Committee shall make such equitable changes or adjustments as it deems necessary or appropriate to any or all of (i) the number and kind of shares of Company Stock or other property (including cash) that may thereafter be issued in connection with Awards, (ii) the number and kind of shares of Company Stock or other property (including cash) issued or issuable in respect of outstanding Awards, (iii) the exercise price, grant price, or purchase price relating to any Award; provided, that, with respect to ISOs, such adjustment shall be made in accordance with Section 424(h) of the Code; and (iv) the performance goals applicable to outstanding Awards.

6. Terms of Awards.

(a) General. The Committee is authorized to grant the Awards described in this Section 6, under such terms and conditions as deemed by the Committee to be consistent with the purposes of the Plan. Each Award granted under the Plan shall be evidenced by an Award Agreement containing such terms and conditions applicable to such Award as the Committee shall determine at the date of grant or thereafter. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Subsidiary upon the grant, maturation, or exercise of an Award may be made in such forms as the Committee shall determine at the date of grant or thereafter, including, without limitation, cash, Company Stock, or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. In addition to the foregoing, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter, such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine.

(b) Options. The Committee is authorized to grant Options to Grantees on the following terms and conditions:

(i) Type of Award. The Award Agreement evidencing the grant of an Option under the Plan shall designate the Option as an ISO or an NQSO.

(ii) Exercise Price. The exercise price per share of Company Stock purchasable under an Option shall be determined by the Committee, but in no event shall the exercise price of any Option be less than the Fair Market Value of a share of Company Stock on the date of grant of such Option. The exercise price for Company Stock subject to an Option may be paid in cash or by an exchange of Company Stock previously owned by the Grantee, through a “broker cashless exercise” procedure approved by the Committee (to the extent permitted by law), or a combination of the above, in any case in an amount having a combined value equal to such exercise price. An Award Agreement may provide that a Grantee may pay all or a portion of the aggregate exercise price by having shares of Company Stock with a Fair Market Value on the date of exercise equal to the aggregate exercise price withheld by the Company.

(iii) Term and Exercisability of Options. Options shall be exercisable over the exercise period (which shall not exceed ten years from the date of grant), at such times and upon such conditions as the Committee may determine, as reflected in the Award Agreement; provided, that the Committee shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate. An Option may be exercised to the extent of any or all full shares of Company Stock as to which the Option has become exercisable, by giving written notice of such exercise to the Committee or its designated agent.

(iv) Termination of Employment. An Option may not be exercised unless the Grantee is then in the employ of, or a director of, or as an advisor or consultant providing services to the Company or a Subsidiary, and unless the Grantee has remained continuously so employed, or continuously maintained such relationship, since the date of grant of the Option; provided, that the Award Agreement may contain provisions extending the exercisability of Options, in the event of specified terminations, to a date not later than the expiration date of such Option.

(v) Special Provisions Applicable to Incentive Stock Options. Notwithstanding any other provisions of the Plan, the following terms shall apply to ISOs:

(1)	ISOs may be granted only to Participants who are employees of the Company or any Subsidiary.

(2)	The exercise price of an ISO shall be not less than 100% of the Fair Market Value of the Company Stock as of the date of grant; provided, that the exercise price of an ISO granted to a “ten percent shareholder” (within the meaning of 422(c)(5) of the Code) shall not be less than 110% of the Fair Market Value of the Company Stock as of the date of grant.

(3)	The term of an ISO granted to a ten percent shareholder shall be no longer than five years from the date of grant.

(4)	The aggregate Fair Market Value (determined as of the date of grant) of shares of Company Stock with respect to which ISOs are exercisable for the first time by a Grantee during any calendar year (under the Plan or under any other incentive stock option plan of the Company) shall not exceed $100,000.

(5)

In the event that the Code or the regulations promulgated thereunder applicable to ISOs are amended after the Effective Date of the Plan in a manner that would cause the provisions of this Section 6(b)(5) to be inconsistent with such amended sections, such amended sections shall be automatically incorporated into the Plan and shall apply to all ISOs to the extent permitted by the Code.

To the extent that an Option intended to qualify as an Incentive Stock Option does not qualify for such treatment, such Option shall be treated as a Nonqualified Stock Option.

(vi) Other Provisions. Options may be subject to such other conditions including, but not limited to, restrictions on transferability of the shares acquired upon exercise of such Options, as the Committee may prescribe in its discretion or as may be required by applicable law.

(c) SARs. The Committee is authorized to grant Stock Appreciation Rights to Grantees on the following terms and conditions:

(i) In General. Unless the Committee determines otherwise, an SAR (1) granted in tandem with an NQSO may be granted at the time of grant of the related NQSO or at any time thereafter or (2) granted in tandem with an ISO may only be granted at the time of grant of the related ISO. An SAR granted in tandem with an Option shall be exercisable only to the extent the underlying Option is exercisable. Payment of an SAR may made in cash, Company Stock, or other property as specified in the Award or determined by the Committee

(ii) SARs. An SAR shall confer on the Grantee a right to receive an amount with respect to each share subject thereto, upon exercise thereof, equal to the excess of (1) the Fair Market Value of one share of Company Stock on the date of exercise over (2) the grant price of the SAR (which in the case of an SAR granted in tandem with an Option shall be equal to the exercise price of the underlying Option, and which in the case of any other SAR shall be such price as the Committee may determine; provided, that the per share exercise price of an SAR may not be less than the Fair Market value of a share of Company Stock on the date of grant).

(iii) Term and Exercisability of SARs. SARs shall be exercisable over the exercise period (which shall not exceed ten years from the date of grant), at such times and upon such conditions as the Committee may determine, as reflected in the Award Agreement; provided, that the Committee shall have the authority to accelerate the exercisability of any outstanding SAR at such time and under such circumstances as it, in its sole discretion, deems appropriate. An SAR may be exercised to the extent of any or all full shares of Company Stock as to which the SAR has become exercisable, by giving written notice of such exercise to the Committee or its designated agent.

(iv) Termination of Employment. An SAR may not be exercised unless the Grantee is then a director of, in the employ of, or otherwise providing services to the Company or a Subsidiary, and unless the Grantee has remained continuously so employed or continuously maintained such relationship since the date of grant of the SAR; provided, that the Award Agreement may contain provisions extending the exercisability of SARs, in the event of specified terminations, to a date not later than the expiration date of such SARs.

(d) Restricted Stock. The Committee is authorized to grant Restricted Stock to Grantees on the following terms and conditions:

(i) Issuance and Restrictions. Restricted Stock shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, or otherwise, as the Committee may determine. The Committee may place restrictions on Restricted Stock that shall lapse, in whole or in part, only upon the attainment of performance goals. Except to the extent restricted under the Award Agreement relating to the Restricted Stock, a Grantee granted Restricted Stock shall have all of the rights of a shareholder including, without limitation, the right to vote Restricted Stock and the right to receive dividends thereon.

(ii) Forfeiture. Upon termination of employment with the Company and its Subsidiaries, or upon termination of the director or independent contractor relationship, as the case may be, during the applicable restriction period, Restricted Stock and any accrued but unpaid dividends that are then subject to restrictions shall be forfeited; provided, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(iii) Certificates for Stock. Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Grantee, such certificates shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company shall retain physical possession of the certificate.

(iv) Dividends. Dividends paid on Restricted Stock shall be either paid at the dividend payment date, or deferred for payment to such date as determined by the Committee, in cash or in shares of unrestricted Company Stock having a Fair Market Value equal to the amount of such dividends. Company Stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Company Stock or other property has been distributed.

(e) Restricted Stock Units. The Committee is authorized to grant Restricted Stock Units to Grantees on the following terms and conditions:

(i) Award and Restrictions. Delivery of Company Stock or cash, as determined by the Committee, will occur upon expiration of the deferral period specified for Restricted Stock Units by the Committee. The Committee may place restrictions on Restricted Stock Units that shall lapse, in whole or in part, only upon the attainment of performance goals.

(ii) Forfeiture. Upon termination of employment with the Company and its Subsidiaries, or upon termination of the director or independent contractor relationship, as the case may be, during the applicable deferral period or portion thereof to which forfeiture conditions apply, or upon failure to satisfy any other conditions precedent to the delivery of Company Stock or cash to which such Restricted Stock Units relate, all Restricted Stock Units and any accrued but unpaid dividend equivalents that are then subject to deferral or restriction shall be forfeited; provided, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock Units will be waived in whole or in part in the event of termination resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock Units.

(iii) Dividend Equivalents. The Committee may in its discretion determine whether Restricted Stock Units may be credited with dividend equivalents at such time as dividends, whether in the form of cash, Company Stock or other property, are paid with respect to the Company Stock. Any such dividend equivalents shall be credited in the form of additional Restricted Stock Units and shall subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock Unit with respect to which such dividend equivalent was credited.

(f) Other Stock-Based Awards. The Committee is authorized to grant Other Stock-Based Awards to Grantees in such form as deemed by the Committee to be consistent with the purposes of the Plan. Awards granted pursuant to this paragraph may be granted with value and payment contingent upon performance goals. The Committee shall determine the terms and conditions of such Awards at the date of grant or thereafter.

7. Change in Control Provisions.

Unless otherwise determined by the Committee and evidenced in an Award Agreement, in the event of a Change of Control:

(a) any Award carrying a right to exercise that was not previously vested and exercisable shall become fully vested and exercisable; and

(b) the restrictions, deferral limitations, payment conditions, and forfeiture conditions applicable to any other Award granted under the Plan shall lapse and such Awards shall be deemed fully vested, and any performance conditions imposed with respect to Awards shall be deemed to be fully achieved.

8. General Provisions.

(a) Nontransferability. Unless otherwise provided in an Award Agreement, Awards shall not be transferable by a Grantee except by will or the laws of descent and distribution and shall be exercisable during the lifetime of a Grantee only by such Grantee or his guardian or legal representative.

(b) No Right to Continued Employment, etc. Nothing in the Plan or in any Award, any Award Agreement or other agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ of or to continue as a director of the Company or any Subsidiary or to be entitled to any remuneration or benefits not set forth in the Plan or such Award Agreement or other agreement or to interfere with or limit in any way the right of the Company or any such Subsidiary to terminate such Grantee’s employment, or director or independent contractor relationship.

(c) Taxes. The Company or any Subsidiary is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Company Stock, or any other payment to a Grantee, amounts of withholding and other taxes due in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Grantees to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Company Stock or other property and to make cash payments in respect thereof in satisfaction of a Grantee’s tax obligations. The Committee may provide in the Award Agreement that in the event that a Grantee is required to pay any amount to be withheld in connection with the issuance of shares of Company Stock in settlement or exercise of an Award, the Grantee may satisfy such obligation (in whole or in part) by electing to have a portion of the shares of Company Stock to be received upon settlement or exercise of such Award equal to the minimum amount required to be withheld.

(d) Shareholder Approval; Amendment and Termination.

(i) The Plan shall take effect upon its approval by the shareholders of the Company.

(ii) The Board may at any time and from time to time alter, amend, suspend, or terminate the Plan in whole or in part; provided, however, that an amendment that requires shareholder approval in order for the Plan to continue to comply with any applicable law, regulation or stock exchange requirement shall not be effective unless approved by the requisite vote of shareholders. Notwithstanding the foregoing, no amendment to or termination of the Plan shall affect adversely any of the rights of any Grantee, without such Grantee’s consent, under any Award theretofore granted under the Plan.

(e) Expiration of Plan. Unless earlier terminated by the Board pursuant to the provisions of the Plan, the Plan shall expire on the tenth anniversary of the Effective Date. No Awards shall be granted under the Plan after such expiration date. The expiration of the Plan shall not affect adversely any of the rights of any Grantee, without such Grantee’s consent, under any Award theretofore granted.

(f) No Rights to Awards; No Shareholder Rights. No Grantee shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Grantees. Except as provided specifically herein, a Grantee or a transferee of an Award shall have no rights as a shareholder with respect to any shares covered by the Award until the date of the issuance of a stock certificate to him for such shares.

(g) Unfunded Status of Awards. The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Grantee pursuant to an Award, nothing contained in the Plan or any Award shall give any such Grantee any rights that are greater than those of a general creditor of the Company.

(h) No Fractional Shares. No fractional shares of Company Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares of Company Stock or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(i) Regulations and Other Approvals.

(i) The obligation of the Company to sell or deliver Company Stock with respect to any Award granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

(ii) Each Award is subject to the requirement that, if at any time the Committee determines, in its absolute discretion, that the listing, registration or qualification of Company Stock issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Company Stock, no such Award shall be granted or payment made or Company Stock issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Committee.

(iii) In the event that the disposition of Company Stock acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act and is not otherwise exempt from such registration, such Company Stock shall be restricted against transfer to the extent required by the Securities Act or regulations thereunder, and the Committee may require a Grantee receiving Company Stock pursuant to the Plan, as a condition precedent to receipt of such Company Stock, to represent to the Company in writing that the Company Stock acquired by such Grantee is acquired for investment only and not with a view to distribution.

(iv) The Committee may require a Grantee receiving Company Stock pursuant to the Plan, as a condition precedent to receipt of such Company Stock, to enter into a shareholder agreement or “lock-up” agreement in such form as the Committee shall determine is necessary or desirable to further the Company’s interests.

(j) Disclaimer of Liability. Notwithstanding any provision of the Plan or any Award Agreement to the contrary, the Committee and the Company shall not under any circumstances be held liable for any costs, losses, expenses and damages whatsoever and howsoever arising in any event, including but limited to the Company’s delay in issuing, or procuring the transfer of, shares of Company Stock or applying for or procuring the listing of such shares on any securities exchange.

(k) Governing Law. The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the Republic of Singapore without giving effect to the conflict of laws principles thereof. Grantees, by accepting Awards in accordance with the Plan, submit to the exclusive jurisdiction of the courts of the Republic of Singapore.

Appendix 3

REASONS FOR PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

1.	Article 2

Article 2 is the interpretation section of the Articles, and is proposed to be altered to provide for the following:

(i)	that the expression “treasury shares” is to have the meaning ascribed to it in the Companies Act, Chapter 50 of Singapore (the “Companies Act”), namely, shares which were (or are treated as having been) purchased by the Company in circumstances in which Section 76H of the Companies Act applies, and have been held by the Company continuously since the treasury shares were so purchased; and

(ii)	that, except where otherwise expressly provided in the Articles, references in the Articles to “holders” of shares or a class of shares and references to “member”, when the Companies Act requires, shall exclude the Company in relation to shares held by it as treasury shares.

In the interest of clarity, drafting changes are also proposed to provide that:

(i)	a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of the Articles; and

(ii)	any reference in the Articles to any enactment is a reference to that enactment as for the time being amended or re-enacted.

2.	Article 5

Article 5 which states the authorised share capital of the Company, is proposed to be deleted in view of the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act 2005 (the “Companies (Amendment) Act”). It is also proposed that the existing headnote “SHARES” immediately above Article 5 be placed immediately above Article 6.

3.	New Article 5 and new Headnote “TREASURY SHARES”

A new Article on treasury shares is proposed to be inserted as Article 5. This new Article will provide that the Company may not exercise any right in respect of treasury shares other than as provided by the Companies Act but that subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Companies Act.

It is also proposed that a new heading “TREASURY SHARES” be inserted above Article 5 and a new marginal note to Article 5, “Treasury Shares” be inserted for ease of reference.

4.	Article 6(b)

Article 6(b) provides that the Company may, in accordance with the Companies Act, purchase or otherwise acquire its issued shares. Changes are proposed to Article 6(b) to cater for the shares which are purchased by the Company to be held as treasury shares in accordance with the Companies Act.

5.	Article 7

Article 7 provides that, save as provided by Section 161 of the Companies Act, no shares may be issued by the Directors without the prior approval of the Company in general meeting. It is proposed that this Article be altered to delete references to “premium”, “par” and “discount” in conjunction with the abolition of the concept of par value pursuant to the Companies (Amendment) Act.

6.	Article 11

Article 11 provides that the Company may exercise the powers of paying commissions conferred by the Companies Act. Section 67 of the Companies Act relating to the power to pay certain commissions was repealed pursuant to the Companies (Amendment) Act. However, since the Company may nevertheless retain the power to pay commissions under the Articles, Article 11 is proposed to be altered to provide that the Company may pay commissions or brokerage on any issue of shares at such rate or amount and in such manner as the Directors may deem fit.

7.	Article 17

Article 17 on share certificates provides, inter alia, that every share certificate must specify the number and class of shares to which it relates and the amounts paid thereon. This Article is proposed to be altered to provide that the amounts (if any) unpaid on the shares must also be specified in the share certificate, in order to be in line with Section 123 of the Companies Act, as amended pursuant to the Companies (Amendment) Act.

8.	Article 19

Article 19 on the issue or new certificates is proposed to be altered to delete the references to stamp duty payable on share certificates since, under current law, no stamp duty is payable on share certificates.

9.	Article 24

Article 24 provides for the circumstances under which the Directors may refuse to register any instrument of transfer. Article 24 is proposed to be altered to provide that the Directors may refuse to register any instrument of transfer of share unless, inter alia, the amount of stamp duty with which each instrument of transfer is chargeable has been paid, and that any instrument of transfer deposited for registration purposes has to be accompanied by a certificate of payment of stamp duty (if any).

10.	Articles 31, 34 and 36

Articles 31, 34 and 36 deal with calls on members in respect of any money unpaid on their shares. It is proposed that these provisions be altered to remove all references to nominal value and share premium in line with the abolition of these concepts pursuant to the Companies (Amendment) Act.

11.	Article 46

Article 46 provides that the Company may by ordinary resolution increase its capital by the creation of new shares. It is proposed that Article 46 be deleted in conjunction with the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

12.	Article 48

Article 48 which deals with the issue of new shares to members is proposed to be deleted as the Companies Act does not require its inclusion in the Articles of Association.

13.	Article 50

Article 50(a) provides that the Company may by ordinary resolution, inter alia, consolidate and divide all or any of its share capital into shares of larger amount than its existing shares into shares of smaller amount. It is proposed that these provisions be altered to delete references to the “amount” of shares in conjunction with the abolition of the concept of par value pursuant to the Companies (Amendment) Act. Article 50(b) provides also that the Company may by ordinary resolution cancel any shares which have not been taken by any person and diminish the amount of capital by the amount of shares so cancelled. It is proposed that this provision together be deleted altogether in conjunction with the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

It is also proposed as a consequence of the alterations to Article 50 to alter the marginal note to read “Power to consolidate, subdivide and convert shares”.

14.	Article 51

Article 51, which provides that the Company may reduce its share capital, capital redemption reserve fund or share premium account as authorised by law, is proposed to be altered to delete the references to the capital redemption reserve fund and the share premium account since, under the Companies (Amendment) Act, any amounts standing to the credit of the Company’s capital redemption reserve fund and share premium account becomes part of its share capital. Article 51 is proposed to be further altered to provide that the Company may also reduce any undistributable reserve, and to provide, pursuant to the Companies (Amendment) Act, that upon cancellation of any share purchased or otherwise acquired by the Company pursuant to a power in the Articles for the purchase or acquisition of its issued shares by the Company, the amount of share capital of the Company shall be reduced by the extent to which any such cancelled share was purchased or acquired out of the capital of the Company.

15.	Article 52

Article 52 provides that the Company may convert any paid up shares into stocks and may reconvert any stock into paid up shares of any denomination. The words “of any denomination” are proposed to be deleted following the abolition of the concept of par or nominal value of shares pursuant to the Companies (Amendment) Act.

16.	Articles 53 and 54

Article 53 deals with the transfer of stock in the capital of the Company and Article 54 deals with the rights of stockholders. Drafting changes are proposed to Article 53 to delete references to “nominal amount of the shares” and to Article 54 to replace references to “amount of stock” and “aliquot part of stock” with references to “number of stock units” in conjunction with the abolition of the concept of nominal value pursuant to the Companies (Amendment) Act.

17.	Article 61

Article 61 deals with the quorum for General Meetings. It is proposed to be altered to substitute the words “issued and fully paid shares in the capital of the Company” to “fully paid shares” in view of the abolition of the concept of par value pursuant to the Companies (Amendment) Act. Article 61 is proposed to be further altered to exclude treasury shares from constituting the quorum required for General Meetings in view of the limited rights of treasury shares under the Companies Act.

18.	Article 81

Article 81 relates to the appointment of representatives by corporate members to attend and vote at general meetings of the Company. It is proposed that Article 81 be altered to provide that a corporate representative shall, subject to the Companies Act, be deemed to be present in person at any meeting of the Company or of any class of members of the Company. This alteration is proposed for consistency with Section 179(4) of the Companies Act which stipulates that where a person present at a meeting is authorised to act as the representative of a corporation by virtue or an authority given under Section 179(3), and the person is not otherwise entitled to be present at the meeting, the corporation shall be deemed to be personally present at the meeting for the purposes of Section 179(1).

19.	Article 104

Article 104 deals with resolutions in writing of the Directors and as electronic signatures and electronic records are increasingly used in lieu of written signatures and documents and these are regulated in accordance with the provisions of the Electronic Transactions Act, Chapter 88 of Singapore, to facilitate Directors approving circulating resolutions by any electronic means, it is proposed that Article 104 be altered so as to give effect to circulating resolutions signed by Directors when such signatures and electronic records are communicated electronically.

20.	Article 108

Article 108 relates to the general power of the Directors to manage the Company’s business. Drafting changes are proposed to be made to align Article 108 with Section 157A(2) of the Companies Act, which provides that the directors of a company may exercise all the powers of the company except any power that the Companies Act or the memorandum and articles of association of the company requires the company to exercise in general meeting.

21.	Article 111

Article 111 provides that the Directors may borrow or raise money from time to time for the purpose of the Company by the issue of Debentures. It is proposed that this Article be altered to delete references to “premium”, “par” and “discount” in conjunction with the abolition of the concept of par value pursuant to the Companies (Amendment) Act.

22.	Article 115

Article 115 deals with certification of copies of resolution of Directors and is proposed to be altered to provide that authentication or certification made pursuant to this Article and Article 114 may be made by any electronic means approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.

23.	Article 117

Article 117, which provides for the apportionment of dividends according to the amounts paid up or credited as paid up on the shares, is proposed to be altered in view of the abolition of the concept of par value by the Companies (Amendment) Act. Article 117 as altered will provide that all dividends are to be paid in proportion to the number of shares held, and that where shares are partly paid, all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid.

24.	Article 119

Article 119 is proposed to be deleted in conjunction with the abolition of the concept of share premium account pursuant to the Companies (Amendment) Act.

25.	Article 129 and New Headnote “BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES”

Article 129 deals with the capitalisation of profits and reserves. Article 129 is proposed to be altered to permit the issue of bonus shares for which no consideration is payable, and to delete references to the capital redemption reserve fund and the share premium account since, under the Companies (Amendment) Act, any amounts standing to the credit of the Company’s capital redemption reserve and share premium account become part of its share capital.

The marginal note for Article 129(A) is also proposed to be altered to read “ Power to issue free bonus shares and/or to capitalise reserves.” In addition, a new marginal note for Article 129(B), “Power of Directors to give effect to bonus issues and/or capitalisations” is proposed to be inserted for ease of reference.

26.	Article 130

Article 130 is proposed to be altered to permit the issue of bonus shares for which no consideration is payable and the capitalisation of profits and reserves, in each case, on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by the Company in general meeting, and on such terms an the Directors shall think fit.

27.	New Article 141A and Article 144

The Companies Act was amended effective 1 April 2004 to provide for documents required under the Companies Act or memorandum and articles of association of a company to be given, sent or served on members, auditors and officers of a company, to be given, sent or served using electronic communications. It is proposed that new Article 141A be included to provide for service of notices and documents to be effected by electronic communications in accordance with Sections 387A and 387B of the Companies Act and/or any applicable regulations or procedures.

A new marginal note “Electronic Communications” is also proposed to be inserted for ease of reference.

Consequential alterations are proposed to Article 144.

Exhibit 99.2

GigaMedia Limited

8 Cross Street

#11-00 PWC Building

Singapore 048424

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

This Proxy, when properly executed and returned in a timely manner, will be voted at the Annual General Meeting and any adjournments thereof in the manner described herein. If no contrary indication is made, the proxy will be voted as recommended by the Board of Directors.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING,

PLEASE COMPLETE, DATE AND SIGN THIS PROXY CARD AND

RETURN IT NOT LESS THAN 48 HOURS PRIOR TO THE TIME OF

THE MEETING IN THE ENCLOSED ENVELOPE.

Ú  DETACH PROXY CARD HERE  Ú

	Please sign, date and return this proxy in the enclosed postage prepaid envelope.	☒ Votes must be indicated (X) in Black or Blue ink.

PROPOSALS		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN

1.	Adoption of Audited Accounts	☐	☐	☐	6.	Approval to Adopt GigaMedia Limited 2006 Equity Incentive Plan	☐	☐	☐

2.	Approval of Re-Appointment of Auditors	☐	☐	☐	7.	Approval on Alteration to The Articles of Association of the Company	☐	☐	☐

3.	Approval of Directors’ Remuneration	☐	☐	☐

4.	Approval for Authority of Allot and Issue Shares	☐	☐	☐		To change your address, please mark this box.			☐

5.	Approval for Share Purchase Mandate	☐	☐	☐

SCAN LINE

Date	Share Owner sign here	Co-Owner sign here

PROXY FORM

GIGAMEDIA LIMITED

I/We	(BLOCK LETTERS	)
Of
being a Member/Members of the above named Company, hereby appoint
Daniel Wu	(Name	)
of 122 Tunhwa North Road – 14/F, Taipei 10595, Taiwan R.O.C.	(Address	)

failing whom the Chairman of the Meeting, as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at Asia Pacific Finance Tower, Citibank Plaza, 3 Garden Road, Central Hong Kong, in the Board Room on the Twenty-seventh Floor on Thursday, June 29, 2006, at 3:00 p.m. local time, and at any adjournment thereof.

Should you desire to direct your proxy how to vote, please insert “X” in the appropriate box against each item hereunder, otherwise your proxy will vote as he thinks fit or abstain from voting.

PLEASE READ THE NOTES BELOW BEFORE COMPLETING THIS FORM.

NOTES:

1.	The proxy form must be signed by the shareholder or by the shareholder’s attorney duly authorized in writing or, if the appointer is a corporation, either under seal or in some other manner approved by the directors of the Company.	GIGAMEDIA LIMITED P.O. BOX 11477 NEW YORK, N.Y. 10203-0477

2.	If the proxy form is lodged signed in blank, it will be voted as recommended by the Board of Directors.

3.	To be effective, the proxy form (and power of attorney or other authority under which it is signed or a notarially certified copy of such power or authority, if relevant) must be returned to The Bank of New York, P.O. Box 11477, New York, N.Y. 10203-0477, or the Company, 122 Tunhwa North Road – 14/F, Taipei 10595, Taiwan R.O.C. at least 48 hours before the time for holding the Meeting.

(Continued and to be dated and signed on the reverse side.)

Exhibit 99.3

Audited Financial Statements

Under US GAAP

GIGAMEDIA LIMITED

CONSOLIDATED FINANCIAL STATEMENTS AND

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2004 AND 2005 AND FOR THE

YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Independent Auditors’ Report

To the Board of Directors and Shareholders

of GigaMedia Limited:

We have audited the consolidated balance sheet of GigaMedia Limited and subsidiaries as of December 31, 2005, and the related statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of GigaMedia Limited and subsidiaries as of December 31, 2004 and for each of the years in the two-year period then ended, were audited by other auditors whose report dated May 26, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 consolidated financial statements referred to above present fairly, in all material respects, the financial position of GigaMedia Limited and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ GHP Horwath, P.C.

April 7, 2006;
April 28, 2006 as to Note 25c; and
May 22, 2006 as to Note 25d

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2005

(in thousands except for par value amount)

	December 31
	2004	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 9)	$13,233	$41,731
Marketable securities-current (Note 10)	34,284	20,404
Notes and accounts receivable-net (Note 11)	6,396	6,443
Inventories-net (Note 12)	10,488	58
Prepaid expenses	680	274
Restricted cash (Note 15)	1,506	—
Other current assets	1,139	1,294

Total Current Assets	67,726	70,204

Marketable securities-noncurrent (Note 13)	2,893	—

PROPERTY, PLANT AND EQUIPMENT
Land	701	676
Building	1,194	1,153
Information and communication equipment	20,450	20,647
Modems rented	2,421	2,085
Office furniture and fixtures	2,662	1,445
Transportation equipment	325	369
Leasehold improvements	3,734	1,841

	31,487	28,216
Less: Accumulated depreciation	(16,722)	(17,469)
Prepayment for equipment	291	—

	15,056	10,747

GOODWILL (Notes 5 and 6)	29,607	29,243

INTANGIBLE ASSETS-NET (Notes 5 and 7)	8,372	2,704

OTHER ASSETS
Deferred assets (Note 14)	349	91
Refundable deposits	1,960	500
Other	14	30

Total Other Assets	2,323	621

TOTAL ASSETS	$125,977	$113,519

(Continued)

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS-(Continued)

December 31, 2004 and 2005

(in thousands except for par value amount)

	December 31
	2004	2005
LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans (Note 16)	$284	$—
Notes and accounts payable	14,037	1,427
Accrued compensation	1,655	1,194
Accrued expenses	3,362	1,791
Other current liabilities (Note 17)	3,902	6,245

Total Current Liabilities	23,240	10,657

OTHER LIABILITIES
Refundable deposits	930	831
Deferred tax liabilities (Note 20)	386	—
Accrued pension liabilities (Note 18)	1,184	819

Total Other Liabilities	2,500	1,650

Total Liabilities	25,740	12,307

MINORITY INTERESTS	4,266	564

COMMITMENTS AND CONTINGENCIES (Note 22)

SHAREHOLDERS’ EQUITY
Common shares, NT$10 dollars par value; authorized 80,000 thousand and 100,000 thousand shares; issued 50,154 thousand and 50,344 thousand shares on December 31, 2004 and 2005 (Note 19)	15,565	15,626
Additional paid-in capital	272,092	272,294
Accumulated deficit (Note 19)	(165,559)	(159,223)
Accumulated other comprehensive loss	(26,127)	(28,049)

Total Shareholders’ Equity	95,971	100,648

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$125,977	$113,519

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2003, 2004 and 2005

(in thousands except for earnings/loss per share amounts)

	2003	2004	2005
OPERATING REVENUES
Software licensing and online entertainment revenues	$—	$11,434	$22,511
Internet Access revenues	18,829	20,960	21,408
Other revenues	684	450	268

Total	19,513	32,844	44,187

COSTS AND EXPENSES
Operating costs	(16,115)	(16,109)	(17,383)
Product development and engineering expenses	(1,211)	(2,513)	(3,562)
Selling and marketing expenses	(2,432)	(6,310)	(10,777)
General and administrative expenses	(5,162)	(5,657)	(7,892)
Bad debt expense	(128)	220	(207)
Impairment loss on property, plant and equipment (Note 8)	(1,557)	—	—

Total	(26,605)	(30,369)	(39,821)

Income (loss) from operations	(7,092)	2,475	4,366

NON-OPERATING INCOME (EXPENSES)
Interest income	347	140	411
Gains on sales of marketable securities	488	1,230	850
Other-than-temporary impairment of marketable securities (Note 13)	(1,701)	(1,833)	—
Interest expense	—	(4)	—
Foreign exchange gain (loss)	(637)	(765)	151
Gain (loss) on disposal of property, plant and equipment	(466)	(44)	204
Other	(614)	133	1,094

	(2,583)	(1,143)	2,710

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND MINORITY INTERESTS	(9,675)	1,332	7,076
INCOME TAX BENEFIT (EXPENSES) (Note 20)	(139)	84	(436)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE MINORITY INTERESTS	(9,814)	1,416	6,640
MINORITY INTERESTS (INCOME) LOSS	15	(163)	(150)

INCOME (LOSS) FROM CONTINUING OPERATIONS	(9,799)	1,253	6,490

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(4,296)	429	(154)

	($14,095)	$1,682	$6,336

EARNINGS (LOSS) PER SHARE (IN DOLLARS) (Note 2)
Basic:
Income (loss) from continuing operations	$(0.20)	$0.02	$0.13
Income (loss) from discontinued operations	(0.08)	0.01	—

Net income (loss)	$(0.28)	$0.03	$0.13

Diluted:
Income (loss) from continuing operations	$(0.20)	$0.02	$0.12
Income (loss) from discontinued operations	(0.08)	0.01	—

Net income (loss)	$(0.28)	$0.03	$0.12

WEIGHTED AVERAGE SHARES USED TO COMPUTE EARNINGS (LOSS) PER SHARE (Note 2)
Basic	50,154	50,154	50,312

Diluted	50,154	51,701	55,059

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2003, 2004 and 2005

(in thousands)

	Issuance of common shares		Warrant outstanding	Additional paid-in capital	Accumulated deficit (Note 19)	Accumulated other comprehensive income (loss)	Total
	Shares	Amount
2003
Balance as of January 1, 2003	50,154	15,565	48,653	223,439	(153,146)	(30,342)	104,169
Net loss	—	—	—	—	(14,095)	—	(14,095)
Components of other comprehensive income (loss):
Net unrealized loss on marketable securities	—	—	—	—	—	(1,861)	(1,861)
Foreign currency translation adjustment	—	—	—	—	—	2,150	2,150

Total comprehensive loss	—	—	—	—	—	—	(13,806)

Balance as of December 31, 2003	50,154	15,565	48,653	223,439	(167,241)	(30,053)	90,363
2004
Net income	—	—	—	—	1,682	—	1,682
Cancellation of warrant	—	—	(48,653)	48,653	—	—	—
Components of other comprehensive income (loss):
Net unrealized loss on marketable securities	—	—	—	—	—	(357)	(357)
Foreign currency translation adjustment	—	—	—	—	—	4,283	4,283

Total comprehensive income	—	—	—	—	—	—	5,608

Balance as of December 31, 2004	50,154	15,565	—	272,092	(165,559)	(26,127)	95,971
2005
Issuance of common shares	190	61		202			263
Net income	—	—	—	—	6,336	—	6,336
Components of other comprehensive income (loss):
Net unrealized loss on marketable securities	—	—	—	—	—	(333)	(333)
Foreign currency translation adjustment	—	—	—	—	—	(1,589)	(1,589)

Total comprehensive income	—	—	—	—	—	—	4,414

Balance as of December 31, 2005	50,344	$15,626	$—	$272,294	$(159,223)	$(28,049)	$100,648

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003, 2004 and 2005

(in thousands)

	2003	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(14,095)	$1,682	$6,336

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	5,240	4,675	4,203
Amortization	2,229	2,545	2,202
Provision for bad debt expenses	156	247	307
Provision for (reversal of) inventory loss	3,169	(300)	507
Gain on divestiture of business	—	—	(911)
Gain on physical inventory	—	9	—
Loss (gain) on disposal of property, plant and equipment	846	106	(204)
Gain on sale of marketable securities	(488)	(1,230)	(958)
Premium from debt securities	—	—	(3)
Minority interests income (loss)	(3,127)	481	(646)
Impairment loss on goodwill	738	—	—
Other-than-temporary impairment on marketable securities	1,701	1,833	—
Impairment loss on property, plant and equipment	1,557	—	—
Net changes in operating assets and liabilities:
Notes and accounts receivable	(580)	694	(2,193)
Inventories	2,591	(5,531)	3,186
Prepaid expenses	(783)	730	185
Other current assets	3,741	(86)	(667)
Notes and accounts payable	2,749	(4,089)	(1,371)
Accrued expenses	1,678	(924)	(1,177)
Accrued compensation	105	236	(18)
Other current liabilities	(1,243)	981	2,663
Accrued pension liabilities	255	309	62
Deferred tax assets and liabilities	—	22	19

Net cash provided by operating activities	6,439	2,390	11,522

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted cash	1,018	419	176
Proceeds from disposal of marketable securities	103,947	69,352	36,970
Divestiture of business, net of cash transferred	—	—	3,253
Purchase of property, plant and equipment	(1,913)	(2,587)	(2,652)
Proceeds from disposal of property, plant and equipment	310	415	949
Purchase of marketable securities	(107,226)	(60,834)	(20,184)
Purchase of intangible assets	—	(663)	(1,005)
Acquisitions, net of cash acquired	—	(32,797)	—
Decrease (increase) in refundable deposits	(749)	1,450	42
Increase (decrease) in other assets	(164)	1	(16)
Increase in deferred assets	(189)	(193)	(331)
Cash recognized on initial consolidation of variable interest enity	—	94	—

Net cash provided by (used in) investing activities	(4,966)	(25,343)	17,202

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loan	—	2,098	—
Repayment of short-term loan	(2,703)	(1,829)	(284)
Increase (decrease) in refundable deposits	109	125	268
Acquisition of minority interests	—	(238)	—
Inssuance of common shares	—	—	263

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

For the Years Ended December 31, 2003, 2004 and 2005

(in thousands)

Net cash provided by (used in) financing activities	(2,594)	156	247

Exchange difference	698	736	(473)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(423)	(22,061)	28,498
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	35,717	35,294	13,233

CASH AND CASH EQUIVALENTS AT END OF YEAR	$35,294	$13,233	$41,731

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$36	$7	$—

Income tax paid during the year	$—	$9	$323

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Unrealized holding loss on available-for-sale securities	$(1,925)	$(357)	$(333)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BUSINESS OVERVIEW, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Overview

GigaMedia Limited (referred to herein as GigaMedia, our Company, we, us, or our) is a diversified provider of online entertainment and broadband services, with headquarters in Taipei, Taiwan. We are a holding company and through several subsidiaries develop and license software for online gaming, operate a leading casual game portal, and provide broadband Internet access.

In April 2004, GigaMedia acquired a software developer and support service business through Cambridge Entertainment Software Limited (CESL). CESL develops software for online entertainment services. As a software developer and support service provider, CESL offers software solutions for online entertainment, which it licenses under a software license and support service contract.

In January 2006, we acquired from TWP Corporation, which is a subsidiary of Acer, Inc., an online casual game business marketed under the brand FunTown (FunTown). FunTown is a leading Asian casual game portal.

We also operate a broadband Internet service provider (ISP) via our subsidiary Hoshin GigaMedia Center, Inc. (Hoshin GigaMedia), which provides Internet access service with multiple delivery technologies to consumers. The access products consist of ADSL and cable modem offerings. GigaMedia’s subsidiary, Koos Broadband Telecom Co., Ltd. (KBT), provides broadband services to corporate subscribers in Taiwan.

Basis of Presentation

On September 29, 2005, we sold our land-based music distribution business to Nextbase International Limited. (See Note 4, “Divestiture,” for additional information.) The music distribution business has been accounted for as a discontinued operation under accounting principles generally accepted in the United States of America (GAAP) and, therefore, the results of operations of the music distribution business have been removed from our Company’s results of continuing operations for all periods.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Principles of Consolidation

The Consolidated Financial Statements include the accounts of GigaMedia and our wholly-owned and majority-owned subsidiaries after elimination of all inter-company accounts and transactions. In addition, the accounts of variable interest entities (VIEs) as defined by the Financial Accounting Standards Board (FASB) Interpretation No. 46(R) (FIN 46R) are included in the Consolidated Financial Statements. (See Note 3, “Variable Interest Entity.”) The accounting policy for other investments in securities is described in Note 1 within “Marketable Securities.” Other investments are accounted for using the cost method.

Reporting Currency and Foreign Currency Translation

The Consolidated Financial Statements of our Company and our subsidiaries have historically been reported in New Taiwan (NT) dollars. Effective January 1, 2004, we adopted the U.S. dollar as our reporting currency as operations denominated in the U.S. dollar have represented an increasing portion of our business following the acquisition of our Company’s entertainment software business. (See Note 5, “Acquisitions.”) As a result of this change, we recorded cumulative translation adjustments to other comprehensive income. Comparative financial information has been recast as if the U.S. dollar had always been used as our reporting currency. Cumulative translation adjustments in 2003, 2004, and 2005 were $31 million, $27 million, and $28 million, respectively, and financial information has been translated into U.S. dollars for all periods presented. Assets and liabilities denominated in non-U.S. currency are translated to U.S. dollars at year-end exchange rates. Income and expenses items are translated at weighted-average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income in shareholders’ equity. Gains and losses on foreign currency transactions are included in other income and expenses.

Exchange rates between the U.S. dollar and the NT dollar for the periods reported in the Consolidated Financial Statements were as follows:

	2003	2004	2005
Year-end	33.97	31.71	32.85
Weighted average	34.40	33.41	32.19

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the Consolidated Financial Statements and accompanying notes. Actual results could differ significantly from those estimates.

Revenue Recognition

General

Our Company recognizes revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” (SAB 101) and Staff Accounting Bulletin No. 104, “Revenue Recognition,” (SAB 104). Revenue is recognized when persuasive evidence of an arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenue.

Software Licensing and Online Entertainment Revenues

Software licensing and online entertainment revenues are related to software we develop and support services we provide for use within the online entertainment industry.

Under the provisions of FIN 46(R), the results of a software licensee of our Company, Ultra Internet Media (UIM), for the nine months ended December 31, 2004, and for the twelve months ended December 31, 2005 have been incorporated into the Consolidated Financial Statements. UIM and GigaMedia are separately owned. (See Note 3, “Variable Interest Entity,” for additional

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

information.) Software licensing and support service revenues are based upon a percentage of UIM’s gross receipts, and are recognized monthly. Software licensing and support service revenues from UIM have been eliminated in consolidation.

UIM generates revenue by providing and promoting online games of skill and chance. Revenue is recognized upon receipt. Player account balances are recognized as current liabilities and are accrued for in full. The change in aggregate player account balances is recognized monthly as a reduction to receipts, as are player disbursements. Residual expenses and commissions are charged to expenses as incurred.

Internet Access Revenues

Internet access revenues are related to ADSL and cable modem Internet access services provided by us. Revenues are recorded net of discounts, and in the case of our cable modem services, net of fees paid to our cable partners in accordance with revenue sharing agreements in effect between GigaMedia and our cable partners. Cable modem and ADSL revenues are recognized for the period of time for which our Company provides services to the customer. Customers have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. We record any such advanced payment receipts as other current liabilities on the balance sheet and amortizes such revenues over the subscription period.

Other Revenues

Other revenues, which consist of subscription revenues and sales of cable modem and other related products generated from our Company’s broadband ISP, are recognized when services are provided or products are delivered.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, marketable securities, accounts receivable, accounts payable, short-term debt and accrued liabilities are carried at amounts which approximate their fair values.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near to their maturity that they present insignificant risk from changes in interest rates. Commercial paper, negotiable certificates of deposit, time deposit and bank acceptances with original maturities of three months or less are considered to be cash equivalents.

Marketable Securities

The Company’s investments in marketable securities are classified as available-for-sale. Marketable securities included in current assets represent securities with a maturity of less than one year or securities that management intend to sell within one year. Securities classified as non-current include securities that have maturity of more than one year or securities that management does not intend to sell within one year. Marketable securities principally consist of debt securities and equity securities of public and privately held companies and investment funds, and are stated at fair value with any unrealized gains or losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity until realized. Unrealized losses that are considered other-than-temporary are included in the current year’s operations. Realized gains and losses, measured against cost, are also included in the current year’s operations.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on an evaluation of collectibility of notes receivable, accounts receivable and other receivables.

Inventories

Inventories are carried at the lower of cost or market value using the weighted average cost method, while net realizable value is used to determine the market value. An allowance for loss on obsolescence and decline in market value is provided, when necessary.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

depreciation. Depreciation is provided on a straight-line basis over useful lives that correspond to items as follows:

Item	Years
Buildings	50
Information and communication equipment	2 to 5
Modems rented	3 to 5
Office furniture and equipment	3 to 5
Transportation equipment	5
Leasehold improvements	5

Leasehold improvements are depreciated over the life of the lease or the assets, whichever is shorter. Improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred.

Intangible Assets and Goodwill

Our Company’s intangible assets all have definite lives and are being amortized by the straight-line method over their estimated useful lives, ranging from two to 10 years. The recoverability of intangible assets is evaluated periodically and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists.

In conjunction with the implementation of Statement of Financial Accounting Standards (FAS) No. 142, “Goodwill and Other Intangible Assets,” (FAS 142) which became effective January 1, 2003, all goodwill, including goodwill related to acquisitions prior to July 1, 2002, is no longer amortized and potential impairment of goodwill and purchased intangible assets with indefinite useful lives has been evaluated using the specific guidance provided by FAS 142. This impairment analysis has been performed at least annually, or whenever events or changes in circumstances indicate that the carrying value might not be recoverable from related future undiscounted cash flows. Impairment is measured as the differences between the carrying amounts and the fair value of the assets, and is recognized as a component of income (loss) from operations.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Impairment of Long-Lived Assets

Potential impairment of long-lived assets other than goodwill has been evaluated using the guidance provided by FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (FAS 144) which became effective January 1, 2003. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset over its remaining useful life. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The estimate of fair value is generally based on quoted market prices or on the best available information, including prices for similar assets and the results of using other valuation techniques. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value.

Software Cost

We capitalize certain computer software costs, after technological feasibility has been established. These costs are amortized utilizing a straight-line method over the economic lives of the related products, not to exceed four years. Our Company performs periodic reviews to ensure that unamortized software costs remain recoverable from related future undiscounted cash flows. (See Note 7, “Intangible Assets–Net,” for additional information.)

Product Development and Engineering

Research, product development and engineering costs are expensed as incurred.

Advertising

Advertising costs are expensed as incurred. Advertising costs incurred in 2003, 2004 and 2005 totaled $727 thousand, $1.4 million and $915 thousand, respectively (including respective amounts of $115 thousand, $83 thousand, and $93 thousand reported in discontinued operations).

Stock-Based Compensation

We have elected to measure stock-based compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion No.

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25, “Accounting for Stock Issued to Employees,” (APB 25), as interpreted, with pro-forma disclosures of net income (loss) and earnings (loss) per share, as if the fair-value method of accounting defined in FAS No. 123 “Accounting for Stock-Based Compensation,” (FAS 123) were used. FAS 123 establishes a fair-value-based method of accounting for stock-based employee compensation plans. Under the fair-value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Had our Company determined the stock-based compensation expense for our stock options based upon the fair-value as determined by the Black-Scholes option-pricing model at the grant date for the years ended December 31, 2003, 2004 and 2005, our net income (loss) and earnings (loss) per share would have been as the following pro-forma amounts indicate:

(in US$ thousands, except per share figures)	Years Ended December 31,
	2003	2004	2005
Net income (loss)
As reported	$(14,095)	$1,682	$6,336
Less: Stock compensation expense, net of related tax effects	—	(3,421)	(1,951)

Pro-forma	$(14,095)	$(1,739)	$4,385

Earnings (loss) per share (in US$):
As reported - basic	$(0.28)	$0.03	$0.13
As reported - diluted	(0.28)	0.03	0.12
Pro-forma - basic	(0.28)	(0.03)	0.09
Pro-forma - diluted	(0.28)	(0.03)	0.08

(See Note 19, “Shareholders’ Equity and Share Options,” for the assumptions and methodology used to determine the fair value of stock-based compensation.)

For the years ended December 31, 2003 and 2004, pro-forma diluted loss per share included only weighted-average common shares outstanding as the inclusion of additional potential common shares would have been anti-dilutive since we incurred a pro-forma net loss for the respective years.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Retirement Plan and Net Periodic Pension Cost

Under the defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, and amortization of unrecognized net transition obligation and gains or losses on plan assets, is recognized based on an actuarial valuation report.

Under the defined contribution pension plan, net periodic pension cost is recognized as incurred.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a company from transactions and other events and circumstances, excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income (loss) is recorded as a component of shareholders’ equity. Our Company’s comprehensive income (loss) consists of net income or loss, foreign currency translation adjustments, as well as unrealized gains and losses on marketable securities.

Accounting for Income Taxes

We have adopted FAS No. 109, “Accounting for Income Taxes,” (FAS 109). Under FAS 109, the asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities. Loss carryforwards and investment credits are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that will more likely than not be realized. In assessing the likelihood of realization, management considers estimates of future taxable income.

Earnings (Loss) Per Share

We compute earnings (loss) per share in accordance with FAS No. 128, “Earnings Per Share,” (FAS 128). Under the provisions of FAS 128, basic earnings or loss per share is computed by dividing the net income or loss available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings or

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loss per share is computed by dividing the net income or loss for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of warrants and stock options, are included in the computation of diluted earnings or loss per share to the extent such shares are dilutive.

Minority Interest

Minority interest consists of 100% of the common stock of UIM held by outside shareholders. UIM was deemed a VIE as defined by FIN 46(R) and our Company was considered the primary beneficiary of UIM. Under the provisions of FIN 46(R), we have incorporated the results of UIM into our 2004 and 2005 Consolidated Financial Statements, even though we own none of UIM’s equity. (See Note 3, “Variable Interest Entity,” for more information.) Prior to the sale of the music distribution business on September 29, 2005, minority interest also consisted of 41.42% of the common stock of G-Music Limited held by outside shareholders; subsequent to the divestiture of G-Music Limited, related minority interest income is included in discontinued operations. Prior to February 2004, minority interests also included 5% ownership of GigaMusic.com Limited (GigaMusic) held by EMI Music Asia (EMI), a division of EMI Group Hong Kong Limited. In February 2004, EMI returned its 5% ownership in GigaMusic to our Company.

Reclassification

The presentation of certain prior years’ information has been reclassified to conform with current year presentations.

Recent Accounting Pronouncements

In December 2004, the FASB issued FAS No. 123(R), “Share-Based Payment,” (FAS 123 (R)). FAS 123(R) requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair-value method, and eliminates the ability to account for these instruments under the intrinsic-value method prescribed by APB Opinion No. 25, which was allowed under the original provisions of FAS 123. FAS 123(R) requires the use of an option-pricing model for estimating fair value, which is amortized to expenses over the requisite periods. The requirements of FAS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

123(R) were effective for interim periods beginning after June 15, 2005. The Securities and Exchange Commission (SEC) has postponed the effective date of FAS 123(R), giving companies more time to develop their implementation strategies. Under the SEC’s rule, FAS 123(R) is now effective for public companies for annual, rather than interim, periods that begin after June 15, 2005. We adopted this new standard on January 1, 2006, using the modified prospective method and the Black-Scholes valuation model. Because our Company had not recorded any compensation cost in its Statement of Operations prior to the adoption of FAS 123(R), no cumulative effect adjustment was recorded upon adoption. Our adoption of FAS 123(R) may have a material impact on our net income and net income per share.

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections” (FAS 154), a replacement of Accounting Principles Board (APB) Opinion No. 20 and FAS No. 3. FAS 154 changes the requirement for the accounting for and reporting of a change in accounting principles. FAS 154 applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement if the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The provisions of FAS 154 will be effective for accounting changes made in fiscal years beginning after December 15, 2005. It is not expected that FAS 154 will have a material effect on our Consolidated Financial Statements.

In March 2005, the FASB issued Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143, “Accounting for Asset Retirement Obligations.” FIN 47 generally applies to long-lived assets and requires a liability to be recognized for a conditional asset retirement obligation if the fair value of that liability can be reasonably estimated. A conditional asset retirement obligation is defined as a legal obligation to perform an activity associated with an asset retirement in which the timing and/or method of settlement are conditional on a future event that may or may not occur or be within the control of the company. A liability should be recognized when incurred (based on its fair value at that date), which generally would be upon the acquisition or construction of the related asset. Upon recognition, the offset to the liability would be capitalized as part of the cost of the asset and depreciated over the estimated useful life of

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that asset. FIN 47 is effective no later than December 31, 2005. We adopted FIN 47 in the fourth quarter of 2005 without material effect on our financial position or results of operations.

In September 2005, the Emerging Issues Task Force (EITF) ratified EITF 04-13 (EITF 04-13), “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” This issue addresses the circumstances under which two or more inventory purchase and sales transactions with the same counterparty should be viewed as a single exchange transaction and whether there are circumstances under which such non-monetary exchanges should be accounted for at fair value. The adoption of EITF 04-13 is effective for new or modified agreements for fiscal periods beginning after March 15, 2006. It is not expected that EITF 04-13 will have a material effect on our Company’s Consolidated Financial Statements.

In November 2005, FASB Staff Position (FSP) 115-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” was issued. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” The FSP applies to investments in debt and equity securities and cost-method investments. The application guidance within the FSP includes items to consider in determining whether an investment is impaired, in evaluating if an impairment is other-than-temporary and recognizing impairment losses equal to the difference between the investment’s cost and its fair value when an impairment is determined. The FSP is required for all reporting periods beginning after December 15, 2005. Earlier application is permitted. We do not anticipate the amendment will have a material effect on our financial statements.

In February 2006, the FASB issued FAS No. 155, “Accounting for Certain

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Hybrid Financial Instruments” (FAS 155). FAS 155 amends Financial Accounting Standards Board Statements No. 133 and 140. The statement applies to certain hybrid financial instruments, which are instruments that contain embedded derivatives. The new standard establishes a requirement to evaluate beneficial interests in securitized financial assets to determine if the interests represent freestanding derivatives or are hybrid financial instruments containing embedded derivatives requiring bifurcation. This new standard also permits an election for fair value re-measurement of any hybrid financial instrument containing an embedded derivative that otherwise would require bifurcation under Financial Accounting Standards Board Statement No. 133. The fair value election can be applied on an instrument-by-instrument basis to existing instruments at the date of adoption and can be applied to new instruments on a prospective basis. It is not expected that FAS 155 will have a material effect on our Company’s Consolidated Financial Statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 2. EARNINGS (LOSS) PER SHARE

(in US$ thousands, except per share figures)	For the years end December 31,
	2003	2004	2005
Weighted average outstanding shares
Basic	50,154	50,154	50,312
Effect of dilutive securities Employee stock options	—	1,547	4,747

Diluted	50,154	51,701	55,059

Income (loss) from continuing operations	$(9,799)	$1,253	$6,490
Income (loss) from discontinued operations,			—
net of taxes	(4,296)	429	(154)

Net income (loss)	$(14,095)	$1,682	$6,336

Earnings (loss) per share
Basic
Continuing operations	$(0.20)	$0.02	$0.13
Discontinued operations	(0.08)	0.01	—

	$(0.28)	$0.03	$0.13

Diluted
Continuing operations	$(0.20)	$0.02	$0.12
Discontinued operations	(0.08)	0.01	—

	$(0.28)	$0.03	$0.12

For the year ended December 31, 2003, diluted loss per share included only weighted-average common shares outstanding as the inclusion of additional potential common shares would have been anti-dilutive since we incurred a net loss for 2003.

NOTE 3. VARIABLE INTEREST ENTITY

In January 2003, the FASB issued FIN 46, which addressed the consolidation by business enterprises of VIEs, to which the usual conditions of consolidating a controlling financial interest do not apply. As defined in FIN 46, variable interests are contractual, ownership or other interests in an entity that change with changes in the entity’s net asset value. Variable interests in an entity may arise from financial instruments, service contracts, guarantees, leases, or other arrangements with the VIE. An entity that will absorb a majority of the VIE’s

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expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both, is considered the primary beneficiary of the VIE. The primary beneficiary must include the VIE’s assets, liabilities and results of operations in its consolidated financial statements. FIN 46 became immediately effective for all VIEs created after January 31, 2003.

The FASB amended FIN 46 by issuing FIN 46(R) in December 2003. FIN 46(R) is an update of FIN 46 and contains different implementation dates based on types of entities subject to the standard and based on whether a company has adopted FIN 46. In April of 2004, our Company entered into a software license and support service contract with UIM to provide Internet software support services for UIM’s entertainment software operations. The contract allows for us to charge a percentage of UIM gross receipts resulting from UIM’s online entertainment operations. The percentage of gross receipts varies depending upon the software and support services selected by UIM. We analyzed the provisions of FIN 46(R) as it relates to contractual relationships and determined that we were a primary beneficiary of a software licensee, UIM. As a result of the determination by our Company that GigaMedia is a primary beneficiary of UIM, we have incorporated the results of UIM into our 2004 and 2005 Consolidated Financial Statements, even though we own none of UIM’s equity. UIM’s net assets as of December 31, 2004 and 2005 were approximately $414 thousand and $564 thousand, respectively, and the consolidation of UIM resulted in an increase in assets and liabilities of approximately $1.6 million and $1.2 million in 2004, respectively, and $3.6 million and $3.1 million in 2005, respectively.

NOTE 4. DIVESTITURE

In September 2005, we completed the sale of our land-based music distribution business. The proceeds included $5.02 million in cash, net of transaction costs. Results for the music distribution operations are reported as discontinued operations in each of the periods presented in the Consolidated Financial Statements. In 2005, such amount was negative $154 thousand, which included an operating loss of $1.07 million and a gain on the sale of the business of $911 thousand. (See Note 1, “Business Overview, Basis of Presentation, and Summary of Significant Accounting Policy” for the “Basis of Presentation” for the discontinued operation.)

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Summarized select financial information for discontinued operations is as follows:

(in US$ thousands)	2003	2004	2005
Revenue	$75,839	$66,975	$37,907

Income (loss) before tax and minority interest income	$(7,405)	$752	$(1,861)

Income tax (benefit)/expense	$3	$5	$(1)

Minority interest income (loss)	$(3,112)	$318	$(796)

Income (loss) from discontinued operations	$(4,296)	$429	$(154)

NOTE 5. ACQUISITIONS

Acquisition - CESL

On April 1, 2004, GigaMedia acquired, through GigaMedia International Limited (GMIL), a wholly-owned subsidiary of our Company, all of the issued and outstanding shares of Grand Virtual, Inc. and selected affiliates in a private transaction for an all-cash consideration of $32.5 million, excluding related transaction costs. Subsequent to the acquisition, GMIL was renamed Cambridge Entertainment Software Limited. CESL is a software developer and support service provider. CESL develops software for online entertainment services. As a software developer and support service provider, CESL offers software solutions for online entertainment, which it licenses under a software license and support service contract. The acquisition of CESL strengthened our Company’s diversified entertainment product portfolio and revenue base. CESL’s software provides GigaMedia a secure, scalable technology platform that can be used to provide a range of entertainment services and develop highly efficient business models. These factors, among others, contributed to a purchase price in excess of the fair market value of the net tangible assets and intangible assets acquired. As a result, we recorded goodwill of $29.4 million, which was assigned to the entertainment software segment and is non-deductible for tax purposes.

Upon the closing of the acquisition, results of operations of CESL were

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included in our Consolidated Financial Statements under the entertainment software business. The identified intangible assets are being amortized on a straight-line basis over their useful lives and the overall weighted-average life is 3.85 years.

The purchase price allocation of the acquisition was shown as follows:

(in US$ thousands)	Amount	Amortization life (in years)
Cash acquired	$21
Accounts receivable	1,186
Other current assets	127
Fixed assets / non-current assets	450
Intangible assets
Completed technology	1,300	3
Trade name and trademark	700	10
Non-competition agreement	200	5
Others	373	2-4
Goodwill	29,398	N/A

Total assets acquired	33,755

Current liabilities	(573)
Noncurrent liabilities	(364)

Total liabilities assumed	(937)

Total purchase price	$32,818

The following unaudited pro-forma information presents a summary of the results of operations of our Company as of December 31, 2003 and 2004 as if the acquisition had occurred on January 1, 2003 and 2004.

(in US$ thousands, except per share figures)	Year ended December 31
	2003	2004
	Unaudited
Net revenue	$106,776	$102,668
Income (loss) from operations	(8,374)	4,440
Net income (loss)	(8,298)	3,103
Basic earnings (loss) per share	(0.17)	0.06
Diluted earnings (loss) per share	(0.17)	0.06

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The above unaudited pro-forma financial information includes adjustments for the amortization and depreciation of identified assets.

NOTE 6. GOODWILL

(in US$ thousands)	For the years ended December 31,
	2003	2004	2005
Balance as of January 1,	$731	$—	$29,607
Acquisitions	—	29,607	—
Impairment	(738)	—	—
Post-acquisition adjustments	—	—	(364)
Translation adjustment	7	—	—

Balance as of December 31,	$—	$29,607	$29,243

Goodwill is tested annually for impairment using a fair value approach, at the “reporting unit” level. A reporting unit is an operating segment, or a component of an operating segment, as defined in FAS 142.

Following the acquisition of our music distribution business in 2002, we determined that the goodwill of our music distribution business was impaired due to a general market downturn. We therefore recorded goodwill impairment losses of $738 thousand in 2003. Such impairment losses were determined based on an independent appraiser’s report. The goodwill carrying amount was completely written off at December 31, 2003.

The increase in goodwill for the year ended December 31, 2004 was a result of the acquisition of CESL’s subsidiaries and the subsequent adoption of FIN46 (R). (See Note 5, “Acquisitions,” for additional information.) No impairment of goodwill has been identified during 2004 and 2005.

In connection with our 2004 income tax filing, we reduced goodwill by $364 thousand as a result of a change in estimates concerning the ultimate tax treatment of the acquisition under FAS 109.

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NOTE 7. INTANGIBLE ASSETS - NET

The following table summarizes our Company’s intangible assets, by major asset class:

(in US$ thousands)	December 31, 2004
	Gross carrying amount	Accumulated amortization	Net
Brand names	$4,758	$(793)	$3,965
Distribution channel	3,370	(1,685)	1,685
Completed technology	1,300	(325)	975
Trade name trademark and non-competition agreement	900	(83)	817
Capitalized software cost	1,150	(279)	871
Other	65	(6)	59

Total	$11,543	$(3,171)	$8,372

(in US$ thousands)	December 31, 2005
	Gross carrying amount	Accumulated amortization	Net
Completed technology	$1,300	$(758)	$542
Trade name trademark and non-competition agreement	900	(193)	707
Capitalized software cost	2,155	(753)	1,402
Other	66	(13)	53

Total	$4,421	$(1,717)	$2,704

We amortize the cost of intangible assets over their estimated useful lives. Amortizable intangible assets are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on discounted cash flows or appraised values. No impairment of intangible assets has been identified during any of the periods presented. The net carrying amount of intangible assets decreased by $5.7 million for the year ended December 31, 2005, primarily due to the divestiture of the music distribution business.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

For the years ended December 31, 2003, 2004 and 2005, total amortization expenses of intangible assets were $914 thousand, $1.5 million, and $1.8 million, respectively (including respective amounts of $914 thousand, $941 thousand, and $732 thousand reported in discontinued operations), which included respective amortization of capitalized software costs of $0, $191, and $473 thousand. As of December 31, 2005, based on the current amount of intangibles subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows:

Amount (in US$ thousands)
2006	$1,171
2007	776
2008	347
2009	87
2010	77

$2,458

NOTE 8. IMPAIRMENT LOSS ON PROPERTY, PLANT AND EQUIPMENT

Due to rapid technological development in broadband Internet access services and our Company’s related decision to phase out one-way Internet access services, we disposed of certain broadband and communication equipment in 2003. Accordingly, we compared the carrying amount of one-way broadband equipment with undiscounted future net cash flows expected to be generated by these assets over their remaining lives and deemed that the equipment was unrecoverable and impaired. Therefore, for the year ended December 31, 2003, we recorded impairment charges of $1.6 million, measured as the amount by which the carrying value exceeded the fair value of this equipment based on quoted market prices in accordance with FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We assessed potential impairment of our property, plant and equipment and deemed no write-down was required at the balance sheet dates of 2004 and 2005.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 9. CASH AND CASH EQUIVALENTS

(in US$ thousands)	December 31,
	2004	2005
Petty cash	$333	$8
Checking and savings accounts	8,292	36,823
Time deposits	4,608	4,900

Total	$13,233	$41,731

NOTE 10. MARKETABLE SECURITIES – CURRENT

( in US$ thousands )	December 31,
	2004		2005
	Amount	Percentage held	Amount	Percentage held
Available-for-sale securities
Debt securities within one year	$3,514	—	$4,957	—
Open-end funds	30,770	—	12,655	—
Equity Securities - Gamania Digital Entertainment Co., Ltd. (Gamania)	—	—	2,792	3.34

Total	$34,284		$20,404

Marketable securities-current are classified as available-for-sale. As of December 31, 2004 and 2005, the balances of unrealized gains for marketable securities - current were $577 and $276 thousand, respectively. During 2003, 2004 and 2005, realized gains from disposal of marketable securities - current amounted to $488 thousand, $351 thousand, and $850 thousand, respectively.

The following table summarizes the unrealized losses and fair value of our investments with unrealized losses that were not deemed to be other-than-temporarily impaired at December 31, 2005:

(in US$ thousands)	Less than 12 months
	Fair Value	Unrealized Losses
Debt securities
Freddie Mac N1206	$4,957	$(36)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The unrealized losses on the debt securities were primarily caused by higher interest rates. We expect that these unrealized losses are not other-than-temporary, and have the intent to hold these securities with unrealized losses until a recovery of fair value.

On December 21, 2005, our Company entered into an agreement with an independent third party JSDWAY Digital Technology Co., Ltd (JSDWAY) regarding the purchase and sale of shares of Gamania owned by us. (See Note 22, “Commitments and Contingencies.”) From the period December 21, 2005 to December 20, 2006, we granted JSDWAY an option to buy, at NT$18.70 per share, a total of 4,905 thousand common shares of Gamania owned by our Company, and JSDWAY granted us an option to sell to JSDWAY, at NT$18.70 per share, the Gamania shares owned by our Company. JSDWAY also provided a deposit to our Company to guarantee fulfillment of its payment obligations under the aforementioned agreement. Due to this arrangement with JSDWAY, the Gamania securities have been classified as marketable securities – current and marked to market at NT$18.70 per share.

NOTE 11. NOTES AND ACCOUNTS RECEIVABLE - NET

( in US$ thousands )	December 31,
	2004	2005
Notes and accounts receivable	$8,446	$8,127
Less: Allowance for doubtful accounts	(2,050)	(1,684)

Net	$6,396	$6,443

( in US$ thousands )	For the years ended December 31,
	2003	2004	2005
Allowance for doubtful accounts
Balance at beginning of year	$1,556	$1,731	$2,050
Additions: Bad debt expenses	156	247	203
Less: Write-off	(18)	(73)	—
Divestiture - Music distribution business	—	—	(489)
Translation adjustment	37	145	(80)

Balance at end of year	$1,731	$2,050	$1,684

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 12. INVENTORIES - NET

( in US$ thousands )	December 31,
	2004	2005
Cable modems	$1,686	$100
Merchandise	10,714	12

Subtotal	12,400	112
Less: Allowance for inventory market value decline and obsolescence	(1,912)	(54)

Total	$10,488	$58

The net carrying amount of inventories decreased by $10.4 million for the year ended December 31, 2005, primarily due to the divestiture of the music distribution business.

( in US$ thousands )	For the years ended December 31,
	2003	2004	2005
Allowance for inventory market value decline and obsolescence
Balance at beginning of year	$1,294	$2,080	$1,912
Additions: Charges for (reversal of) inventory market value decline and obsolete items	3,169	(300)	33
Reductions: Written-off allowance for inventory market value decline and obsolescence	(2,423)	—	(1,554)
Divestiture - Music distribution business	—	—	(298)
Translation adjustment	40	132	(39)

Balance at end of year	$2,080	$1,912	$54

A significant portion of our total gross merchandise as of December 31, 2004 was returnable to vendors, subject to certain terms and conditions. Charges for (reversal of) inventory market value decline and obsolete items are a component of operating costs.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 13. MARKETABLE SECURITIES - NONCURRENT

( in US$ thousands )	December 31,
	2004		2005
	Amount	Percentage held	Amount	Percentage held
Equity Securities:
Gamania	$2,893	3.32	$—	—
Rock Internet Corporation (RIC)	—	4.35	—	—
Rock Mobile (Cayman) Corporation (RMC)	—	—	—	1.04

Total	$2,893		$—

Marketable securities - noncurrent are classified as available-for-sale, of which the investment in Gamania shares was classified as marketable securities – current as of December 31, 2005, as a result of our agreement with JSDWAY regarding the purchase and sale of Gamania shares. (See Note 10, “Marketable Securities – Current.”) On December 31, 2004, the market price of Gamania shares had been below our carrying cost for an extended period of time; therefore, we recorded an other-than-temporary loss of $1.8 million. As of December 31, 2004, the balance of unrealized losses was $0.

The investment in RIC was accounted for under the cost method. In 2003, this investment was considered impaired due to the downturn in the Internet industry and the significant operating loss incurred by RIC. Impairment losses of $1.7 million were recognized in 2003 and the investment balance was written down to $0 as of December 31, 2003.

On December 31, 2005, we exchanged all of our three million RIC shares for 646,859 ordinary shares of RMC, a company headquartered in Mainland China that provides music-related digital entertainment content and services through mobile networks and telecommunication devices. RIC had a 24.02% effective beneficial shareholding in RMC before the share exchange. Our effective shareholding ownership in RMC was 1.04%. After the share exchange, we hold an approximate 1.04% direct shareholding in RMC.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The share exchange was entered into without a change of interest in substance. In accordance with FASB Technical Bulletin No. 85-55, we account for our ownership in RMC after the exchange based on its existing carrying cost of $0.

NOTE 14. DEFERRED ASSETS

( in US$ thousands )	December 31,
	2004	2005
Royalty and license fees	$115	$36
Network setup cost	186	11
Other	48	44

Total	$349	$91

Deferred assets are stated at cost and amortized on a straight-line basis over the following periods: royalty and license fees, one to three years; network setup cost, five years. Network setup cost is comprised of costs incurred in setting up the leased network.

NOTE 15. RESTRICTED CASH

Restricted cash recorded in current assets as of December 31, 2004 consisted of the following:

( in US$ thousands )
Restricted cash-current assets
Time deposit pledged to Hua Nan Commercial, China Trust Commercial and Ta Chong Bank as a guarantor for inventory purchases	$1,290
Time deposit pledged to Hua Nan Commercial Bank for refundable deposit maturing on January 14, 2005	19
Funds restrained by preliminary injunction from court for a lease lawsuit	197

Total	$1,506

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of December 31, 2005, we had no restricted cash. The elimination of restricted cash totaling $1.5 million was a result of the divestiture of the music distribution business.

NOTE 16. SHORT-TERM LOANS

( in US$ thousands )			December 31,
Name	Nature	Weighted-average interest rate	2004	2005
United Advertising Company, Ltd.	Unsecured loans	4%	$284	$—

NOTE 17. OTHER CURRENT LIABILITIES

(in US$ thousands)	December 31,
	2004	2005
Unearned revenues	$2,409	$2,434
Player account balances	641	2,087
Other	852	1,724

Total	$3,902	$6,245

Unearned revenues include advanced payment receipts related to Internet access services. Revenues from these advanced payment receipts are amortized over the relevant subscription period.

Player account balances are player deposits associated with UIM’s operation of its online entertainment business. The change in aggregate player account balances is recognized monthly as a reduction to revenue. Player accounts inactive for one year or more are forfeited, effectively resulting in revenue upon the forfeiture date.

NOTE 18. PENSION BENEFITS

Our Company and our subsidiaries have defined benefit and defined contribution pension plans that cover substantially all of our employees.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Defined Benefit Pension Plan

We have a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China for the employees located in Taiwan, covering substantially all full-time employees for services provided prior to July 1, 2005, and employees who elect to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on July 1, 2005. Under the defined benefit pension plan, employees are entitled to two base points for every year of service for the first 15 years and one base point for every additional year of service, up to a maximum of 45 base points. The pension payment to employees is computed based on years of service and average salaries or wages for the six months prior to approved retirement.

We use a December 31 measurement date for our defined benefit pension plan. The following tables set forth the actuarial assumptions of our defined benefit pension plan:

(in US$ thousands)	2004	2005
Change in benefit obligation

Benefit obligation at beginning of year	$1,105	$941
Divestitures of music distribution business	—	(328)
Service cost	249	88
Interest cost	39	21
Plan participants' contribution	—	—
Actuarial gain	(518)	(255)
Benefits paid	—	—
Exchange diff.	66	(18)

Benefit obligation at end of year	$941	$449

Effective January 1, 2004, our subsidiary KBT adopted FAS No. 87, “Employers’ Accounting for Pensions,” (FAS 87). According to an independent actuarial valuation, the adoption of FAS 87 resulted in an increase in the pension benefit obligation of $86 thousand as of January 1, 2004.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(in US$ thousands)	2004	2005
Change in plan assets

Fair value of plan asset at beginning of year	$—	$—
Actual return on plan assets	—	—
Employer contribution	—	—
Plan participants' contributions	—	49
Benefit paid	—	—

Fair value of plan asset at end of year	$—	$49

(in US$ thousands)
Funded status	$(941)	$(399)

Unrecognized net actuarial gain	(724)	(461)
Unrecognized prior service cost	348	—
Unrecognized transition obligation	149	82

Net amount recognized	$(1,168)	$(778)

Amounts recognized in the statement of financial position consisted of the following:

(in US$ thousands)	Pension Benefits
	2004	2005
Accrued benefit cost	$(1,184)	$(811)
Deferred pension cost (other assets)	16	33
Accumulated other comprehensive income	—	—

Net amount recognized	$(1,168)	$(778)

Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

(in US$ thousands)	2004	2005
Projected benefit obligation	$(941)	$(449)
Accumulated benefit obligation	(500)	(364)
Fair value of plan assets	—	49

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The net periodic benefit cost for the plans included the following components:

(in US$ thousands)	2003	2004	2005
Service cost	$218	$249	$88
Interest cost	35	39	21
Expected return on plan assets	—	—	—
Amortization of transition obligation	5	8	4
Amortization of prior service cost	27	28	—
Amortization of net (gain) loss	(11)	(15)	(20)

Net periodic benefit cost	$274	$309	$93

Assumptions

Weighted-average assumptions used to determine benefit obligations and net periodic pension costs at December 31, 2003, 2004 and 2005 were as follows:

	2003	2004	2005
Discount rate	3.50%	3.50%	3.50%
Rate of return on plan assets	N/A	N/A	3.50%
Rate of compensation increase	3.00%	3.00%	1.00%

Starting July 1, 2005, we have contributed an amount equal to 2% of the salaries and wages paid by GigaMedia to a pension fund (the Fund). The Fund is administered by a pension fund monitoring committee (the Committee) and deposited in the Committee’s name in the Central Trust of China in Taiwan. Under R.O.C regulations, government authorities will then collect the Fund as a Labor Retirement Fund and determine asset allocations and investment policy. Our Company makes pension payments from the Fund first and if the Fund is not sufficient, we make payments from internal funds as payments become due. We maintain a normal, highly liquid working capital balance to ensure payments are made timely.

We expect to make a contribution of $99 thousand to our pension fund in 2006. The benefits expected to be paid from 2005 through 2010 are $0, and in aggregate from 2011 to 2015 are $57 thousand.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Defined Contribution Pension Plan

Pursuant to the New “Labor Pension Act” enacted on July 1, 2005, our Company set up a defined contribution pension plan for the employees located in Taiwan. For domestic employees who elect to participate in the defined contribution pension plan, we contribute an amount no less than 6% of the employees’ salaries and wages paid each month to the employees’ individual pension accounts at the Bureau of Labor Insurance. Benefits accrued are portable upon termination of service. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

We have also provided a defined contribution plan for employees located in North America. Participants under the age of 50 are allowed to defer up to $10 thousand of their annual compensation to the plan, whereas participants over the age of 50 are allowed to defer up to $12 thousand annually. CESL contributes an amount equal to the lesser of 3% of the participant’s compensation or 100% of the amount deferred by the employee.

The defined contribution expenses pursuant to the plans in Taiwan and North America for the years ended December 31, 2004 and 2005 were $42 thousand and $216 thousand, respectively. The plans are fully funded, except for $50 thousand accrued at the end of 2005. The accrual was funded in February 2006.

NOTE 19. SHAREHOLDERS’ EQUITY AND SHARE OPTIONS

As of December 31, 2005, the authorized capital of our Company was $30.81 million (NT$1,000 million), represented by 100 million common shares with par value of NT$10 per share. As of December 31, 2005, there were 50,343,642 common shares issued and outstanding.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10% of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2005, the legal reserves of Hoshin GigaMedia, which represent a component of our accumulative deficits, were $339 thousand. The reserve

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

can only be used to offset a deficit or be distributed as a stock dividend of up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate par value of the issued capital stock of Hoshin GigaMedia.

1999 Share Option Plan

During 1999, we adopted the GigaMedia Limited 1999 Employee Share Option Plan (the 1999 Plan). Pursuant to the 1999 Plan, 1,111,440 options with an exercise price of $24.30 and 836,470 options with an exercise price of $15.00 were granted before end of the financial year 2000. All options granted under the 1999 plan expired on or before December 17, 2005 without exercising.

2002 Share Option Plan

At the June 2002 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the 2002 Plan) under which up to three million common shares of the Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable.

In August 2004, options to purchase three million shares of our common stock were granted and exercisable upon granting at an exercise price of $0.79 pursuant to the 2002 Plan. The expiration date of the options is June 29, 2014.

2004 Share Purchase Plan

At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Purchase Plan (the 2004 ESPP) under which up to two million common shares of our Company have been reserved for issuance. Pursuant to the 2004 ESPP, we have offered our shares to qualified employees at favorable conditions and established a restricted period of six months during which employees may not transfer the shares after purchasing them. To be eligible, employees must be

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

employed by us or our subsidiaries and the customary employment shall be no less than 20 hours per week. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2004 ESPP. The 2004 ESPP is a one-time plan and is administered by a committee designated by the board of directors. In March 2005, there were 189,642 shares subscribed by eligible employees at a purchase price of approximately $1.39 per share.

2004 Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the 2004 Plan) under which up to seven million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable.

In August 2004, options to purchase 5,462,530 shares of our Company’s common stock were granted at an exercise price of $0.79 pursuant to the 2004 Plan. These options were subject to two vesting schedules. In accordance with the terms of the first vesting schedule, 3,863,888 options were vested and exercisable upon granting. By the end of 2005, 95,000 options were cancelled, and the number of outstanding options under the first vesting schedule was 3,768,888 options. In accordance with the terms of the second vesting schedule, 1,598,642 options were granted, of which 399,663 options were vested and exercisable upon granting. The remaining 1,198,979 options are vested 399,661 options per year from the grant date. By the end of 2005, 273,185 options were cancelled, and the number of outstanding options under the second vesting schedule was 1,325,457 options.

In May 2005, options to purchase 100,000 shares of our Company’s common stock were granted at an exercise price of $1.45. In accordance with the terms

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

of the vesting schedule, 25,000 options were vested and exercisable upon granting. The remaining 75,000 options are vested 25,000 options per year from the grant date.

In December 2005, options to purchase 1,805,655 shares of our Company’s common stock were granted at an exercise price of $2.55. These options were subject to two vesting schedules. In accordance with the terms of the first vesting schedule, 1,570,655 options were vested and exercisable upon granting. In accordance with the terms of the second vesting schedule, 94,000 options are vested and exercisable in December 2007. The remaining 141,000 options are vested and exercisable in December 2008.

All options granted under the 2004 Plan expire on June 29, 2014.

No options were exercised as of December 31, 2005.

There were no compensation expenses recorded in 2004 and 2005 as a result of options granted in those years as all options were granted to employees at prices equal to or in excess of the common stock market price at the date of grant. There were no options granted in 2003.

The pro-forma disclosures of net income (loss) and earnings (loss) per share required under FAS 123 were disclosed in “Stock-Based Compensation” under Note 1, “Business Overview, Basis of Presentation, and Summary of Significant Accounting Policies.” In computing this pro-forma impact, the fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

For the years ended December 31,	2003	2004	2005
Option term (years)	5	3.35	3.41
Volatility	41.34%~58.77%	92.94%	53.77%~92.94%
Risk-free interest rate	5.06%~6.2%	2.92%	2.92%~4.33%
Dividend yield	0%	0%	0%
Weighted-average fair value of option granted	0	0.45	0.45 1.08

For options granted prior to December 31, 2004, an analysis of historical volatility was used to develop the estimate of expected volatility. However, with

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

the divestiture of our land-based music distribution business in 2005, we do not believe historical stock price volatility is representative of our future stock trends. Therefore, for options granted during 2005, we applied the concept of “mean-reversion tendency” and excluded the period during which the divested business accounted for the majority of volatility for the estimate of expected volatility, which was calculated by weight-averaging the adjusted historical volatility of GigaMedia and the average mean volatility of our Company’s peer groups.

Option and grant transactions during the last three years were summarized as follows:

	2003		2004		2005
	Weighted Avg. Exercise Price	No.of Shares (in thousands)	Weighted Avg. Exercise Price	No.of Shares (in thousands)	Weighted Avg. Exercise Price	No.of Shares (in thousands)
Balance at January 1,	$23.50	473	$23.50	473	$2.00	8,844
Options granted	—	—	0.79	8,463	2.49	1,905
Options exercised	—	—	—	—	—	—
Options canceled/expired	—	—	0.79	(92)	15.13	(749)

Balance at December 31,	$23.50	473	$2.00	8,844	$1.11	10,000

Exercisable at December 31,	$23.50	473	$2.18	7,737	$1.09	9,170

The following table sets forth information about stock options outstanding at December 31, 2005:

Range of exercise price	Options outstanding		Options currently exercisable
	No. of Shares (in thousands)	Weighted average remaining contractual life	Weighted average exercise price	No. of Shares (in thousands)
$0.79	8,094	8.49 years	$0.79	7,574
$1.45	100	8.49 years	$1.45	25
$2.55	1,806	8.49 years	$2.55	1,571

	10,000			9,170

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 20. INCOME TAXES

	2003	2004	2005
Income (loss) from continuing operations before income taxes
U.S. operations	$—	$(4,392)	$516
Non-U.S. operations	(9,675)	5,724	6,560

Total income (loss) from continuing operations before income taxes	$(9,675)	$1,332	$7,076

Income tax provision (benefit) from continuing operations by geographic operation is as follows:

( in US$ thousands )	For the years ended December 31,
	2003	2004	2005
U.S. operations	$—	$(88)	$304
Non-U.S. operations	139	4	132

	$139	$(84)	$436

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The components of income tax provision (benefit) from continuing operations by taxing jurisdiction are as follows:

( in US$ thousands )	For the years ended December 31,
	2003	2004	2005
U.S. federal
Current	$—	$7	$233
Deferred	—	(19)	17

	—	(12)	250

U.S. state and local :
Current	—	12	60
Deferred	—	(88)	(6)

	—	(76)	54

Non - U.S. :
Current	139	4	132
Deferred	—	—	—

	139	4	132

Total income tax provisions (benefit)	$139	$(84)	$436

A reconciliation of the Company’s continuing operations effective tax rate to the statutory U.S. federal tax rate is as follows:

(in US$ thousands)	For the years ended December 31,
	2003	2004	2005
Federal statutory rate	34.00%	34.00%	34.00%

State and local - net of federal tax benefit	—	6.27%	6.27%

Foreign tax differential	(9.00)%	(9.00)%	(9.00)%
Valuation allowance for deferred tax assets	(25.00)%	(25.00)%	(25.00)%
Other	(1.44)%	(12.58)%	(0.11)%

Effective rate	(1.44)%	(6.31)%	6.16%

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The provision for income taxes attributable to discontinued operations is as follows:

(in US$ thousands)	For the years ended December 31,
	2003	2004	2005
Provision on income from discontinued operations	$3	$5	$(1)

Provision on gain on disposal of discontinued operations	$—	$—	$—

Significant components of the Company’s deferred tax assets and liabilities consisted of the following:

(in US$ thousands)	December 31,
	2004	2005
Deferred tax assets:
Net operating loss carryforwards	$20,990	$9,458
Organization costs	1	—
Unrealized foreign exchange (gain) loss	9	3
Allowance for inventory market value decline and obsolete items	741	14
Allowance for doubtful accounts	381	400
Pension expense	191	197
Investment credits	186	175
Property, plant & equipment	—	149
Accrued expenses	47	—

	22,546	10,396
Less: valuation allowance	$(22,499)	$(10,396)

Deferred tax assets - net	$47	$—

(in US$ thousands)	December 31,
	2004	2005
Deferred tax liabilities:
Property, plant & equipment	$(55)	$11
Intangible assets	(331)	—
Others	—	(5)

Deferred tax liabilities-net	$(386)	$6

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(in US$ thousands)	For the years ended December 31,
	2003	2004	2005
Valuation allowance:

Balance at beginning of year	$19,514	$21,316	$22,499
Additions: charged to (realization of) valuation allowance	1,354	(336)	(5,863)
Divestiture	—	—	(5,405)
Exchange difference	448	1,519	(835)

Balance at end of year	$21,316	$22,499	$10,396

We do not believe that sufficient objective, positive evidence currently exists to conclude that realization of deferred tax assets is more likely than not since our broadband ISP operations face slow market growth and strong market competition. As a result, we have provided a valuation allowance covering substantially all of the deferred tax assets arising from our broadband ISP operations in Taiwan.

In 2005, we applied for investment tax credits and research and development tax credits.

As at December 31, 2005, we had net operating loss carryforwards of approximately $37.8 million, arising from our broadband ISP operations in Taiwan. Currently, the net operating loss can be carried forward for five years. A breakdown of the expiration of GigaMedia’s net operating loss carryforwards is as follows:

(in US$ thousands) Year incurred	Amount	Expiring year
2001	$25,655	2006
2002	8,468	2007
2003	3,437	2008
2004	271	2009

Total	$37,831

NOTE 21. RELATED PARTY TRANSACTIONS

In the course of operating our business, we provide Internet access services to, or sources services from, our Company’s business partners. These partners

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

include companies in which we hold an interest, and companies with which members of the Board and senior managers of our Company are associated. Business with such companies was not material from the viewpoint of our Company.

Except for the following transactions, we were not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to us.

The chairman of China Trust Commercial Bank was one of our directors in 2004. As of December 31, 2004, we had deposits in China Trust Commercial Bank, in the amount of $2,981 thousand. China Trust Commercial Bank was not a related party as of December 31, 2005 due to changes in our Company’s directors.

On March 31, 2004, we entered into an agreement with our major shareholder, Best Method Limited, and a former major shareholder, JKK, Inc., with regard to a warrant issued to Microsoft Corporation by GigaMedia. In September 2004, Microsoft Corporation returned the warrant unexercised. As a result, the Company transferred the book value of the warrant of $48.7 million to additional paid-in capital.

NOTE 22. COMMITMENTS AND CONTINGENCIES

(a) Operating Leases

We lease certain offices and stores under lease agreements that expire at various dates through 2010. One of the lease agreements, which expires in 2008, provides for a three-year renewal option; two of them, which both expire in 2010, provide for a 10-year renewal option. The following is a schedule of future minimum lease payments required under these operating leases, as of December 31, 2005:

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Year	Amount (in US$ thousands)
2006	$1,823
2007	974
2008	277
2009	44
2010 and after	44

Rental expense for the above operating leases amounted to $7.3 million, $7.1 million and $5.3 million for the years ended December 31, 2003, 2004 and 2005, respectively (including respective amounts of $6.4 million, $5.9 million, and $3.4 million reported in discontinued operations).

(b) Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business. We believe the ultimate liabilities with respect to these actions will not have a material adverse effect on our financial condition, results of operations or cash flows. (See Note 23, “Litigation,” for additional information.)

(c) Put-Call Option Agreement

On December 21, 2005, our wholly-owned subsidiary, Hoshin GigaMedia, entered into a Put-Call Option Agreement with JSDWAY. As of the date of the Put-Call Option Agreement, Hoshin GigaMedia owns 4,905,000 common shares (Put-Call Shares) of Gamania. According to the Put-Call Option Agreement, JSDWAY granted Hoshin GigaMedia an option to sell to JSDWAY the Put-Call Shares at the price of NT$18.7 per share exercisable before December 21, 2006, and Hoshin GigaMedia granted JSDWAY an option to buy from Hoshin GigaMedia the Put-Call Shares at the price of NT$18.7 per share exercisable before December 21, 2006. As of December 31, 2005, neither Hoshin GigaMedia nor JSDWAY had exercised the Put-Call Option Agreement. (See Note 10, “Marketable Securities – Current.”)

NOTE 23. LITIGATION

a.	In December 2001, a class action lawsuit was filed in the United States District Court for the Southern District of New York against our Company in connection with the initial public offering of our stock.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The complaint alleged that we violated Section 11 and Section 15 of the Securities Exchange Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In October 2002, the plaintiffs voluntarily dismissed the individual defendants without prejudice. On February 19, 2003, the court issued an opinion and order on defendants’ motions to dismiss, which granted the motions in part and denied the motions in part. As to Gigamedia, the Rule 10b-5 claims were dismissed without prejudice while the Section 11 claims survived the motion. Discovery is now commencing.

In June 2004, the plaintiffs and issuer defendants, including our Company, presented the executed settlement agreement to the judge during a court conference. Subsequently, the plaintiffs and issuer defendants made a motion for preliminary approval of the settlement agreement. The key terms of the settlement agreement include: 1) the insurers of the issuers will provide an undertaking to guarantee that plaintiffs will recover a total of $1 billion; 2) the insurers will pay up to $15 million for the notice costs arising from the settlement; 3) the issuers shall assign their interest in certain claims against the underwriters to a litigation trust, represented by plaintiffs’ counsel; and 4) the plaintiffs shall release all of the settling issuer defendants. That is, if plaintiffs are successful in recovering more than $1 billion from the underwriters, the issuer defendants will not be obligated to pay any additional amounts. If the plaintiffs recover less than $1 billion from the underwriters, the insurers will pay the deficit between $1 billion and the amount received from the underwriters.

On February 15, 2005, the judge issued an opinion and order granting preliminary approval to the settlement agreement subject to a narrowing of the proposed bar order as to only contribution claims. In July 2005, the settling parties reached agreement and submitted modifications to the settlement agreement in accordance with the court’s opinion.

Neither we nor our legal counsel are able to assess the likelihood of the outcome and can determine as to the amount or range of potential loss, if

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

any. We have entered into an annually renewable insurance policy with American Insurance Group with $10 million of liability coverage in which our Company is required to pay a $500 thousand deductible. We recorded a provision of $500 thousand in 2003, representing our deductible amount, related to these claims. In 2005, our legal counsel advised that it is unlikely that we will have to pay any remaining, unused portion of our deductible with respect to the claims. Accordingly, we reversed the provision of $500 thousand in 2005. We believe that the insurance coverage is sufficient to cover the liability arising from the settlement and claim.

The court will hold a fairness hearing on April 24, 2006 on the proposed settlement and subsequently will decide whether to grant final approval to the settlement agreement. The settlement agreement is subject to the approval of the court. If the judge does not grant final approval of the settlement agreement, we will vigorously defend ourself against the class action lawsuit.

b.	On February 21, 2005, we entered into a final settlement agreement (the Settlement) with Alfy, Inc. (ALFY) to resolve royalty payment issues arising from certain agreements, including a development agreement and license, dated January 29, 2001 and an amendment to the development agreement and license, dated September 25, 2001 (together referred to as the License Agreements). Pursuant to the final Settlement, ALFY agreed to early termination of the License Agreements and to reduce the total minimum guaranteed royalty payment to $100 thousand. Revenue produced from licensed ALFY content significantly decreased after 2002, and the cost to localize, maintain, and update the licensed ALFY content site became burdensome to us. By entering into the final settlement agreement, we eliminated future minimum guaranteed royalty payments and maintenance costs.

NOTE 24. SEGMENT INFORMATION

Segment data

Subsequent to the sale of the music distribution business in 2005, we realigned our reportable business segments. In compliance with FAS 131

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

“Disclosures about Segments of an Enterprise and Related Information,” we have identified reportable segments: an entertainment software business segment, and a broadband ISP business segment. The entertainment software business segment mainly derives its revenues from online games of chance and skill. The broadband ISP business segment mainly derives its revenues from Internet-related services.

Our management relies on an internal management reporting process that provides revenue and segment information for making financial decisions and allocating resources. The results are based on our method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the U.S. Management measures the performance of each segment based on several metrics, including income or loss from operations. The entertainment software business segment includes the financial conditions and results of CESL and the operations of UIM, which was consolidated as a result of applying FIN 46(R). (See Note 3, “Variable Interest Entity,” to the Consolidated Financial Statements included herein.) CESL develops, licenses and provides support services for software used within the online entertainment industry. UIM operates online entertainment activities. Revenues from the entertainment software business segment are derived from online games of skill and chance and are presented net of end-user winnings.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Financial information for each reportable segment was as follows as of and for the years ended December 31, 2003, 2004 and 2005:

(in US$ thousands)	Broadband ISP	Entertainment Software	Total
2003:

Segment profit or loss:
Net revenue from external customers	$19,513	$—	$19,513

Impairment loss on property, plant and equipment	$1,557	$—	$1,557

Loss from operations	$5,490	$—	$5,490

Interest income	$227	$—	$227

Interest expense	$—	$—	$—

Gain on sales of marketable securities	$488	$—	$488

Foreign exchange gain (loss)	$(362)	$—	$(362)

Depreciation	$4,633	$—	$4,633

Amortization, including intangible assets	$1,253	$—	$1,253

Income tax expenses	$139	$—	$139

Segment assets:
Additions to property, plant and equipment	$1,724	$—	$1,724

Total assets	$70,451	$—	$70,451

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(in US$ thousands)	Broadband ISP	Entertainment Software	Total
2004:
Segment profit or loss:
Net revenue from external customers	$21,390	$11,454	$32,844

Income from operations	$959	$2,777	$3,736

Interest income	$45	$6	$51

Interest expenses	$—	$4	$4

Gain on sales of marketable securities	$1,222	$—	$1,222

Foreign exchange gain (loss)	$533	$8	$541

Other-than-temporary loss on marketable securities	$(1,833)	$—	$(1,833)

Depreciation	$3,895	$267	$4,162

Amortization, including intangible assets	$1,060	$521	$1,581

Income tax expenses ( benefit )	$—	$(87)	$(87)

Segment assets:
Additions to property, plant and equipment	$1,866	$567	$2,433

Additions to intangible assets	$—	$3,327	$3,327

Additions to goodwill	$—	$29,607	$29,607

Total assets	$29,861	$38,476	$68,337

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(in US$ thousands)	Broadband ISP	Entertainment Software	Total
2005:
Segment profit or loss:
Net revenue from external customers	$21,676	$22,511	$44,187

Income from operations	$2,123	$5,957	$8,080

Interest income	$5	$92	$97

Interest expenses	$—	$—	$—

Gain on sales of marketable securities	$466	$—	$466

Foreign exchange gain (loss)	$(144)	$9	$(135)

Other-than-temporary loss on marketable securities	$—	$—	$—

Depreciation	$3,651	$266	$3,917

Amortization, including intangible assets	$413	$1,023	$1,436

Income tax expenses ( benefit )	$110	$325	$435

Segment assets:
Additions to property, plant and equipment	$1,782	$474	$2,256

Additions to intangible assets	$—	$1,005	$1,005

Additions to goodwill	$—	$—	$—

Total assets	$31,344	$45,413	$76,757

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The reconciliations of segment information to GigaMedia consolidated totals were as follows:

(in US$ thousands)	2003	2004	2005
Income (loss) from operations:
Total segments	$(5,490)	$3,736	$8,080
Adjustment*	(1,602)	(1,261)	(3,714)

Total GigaMedia consolidated	$(7,092)	$2,475	$4,366

Interest income:
Total segments	$227	$51	$97
Adjustment*	120	89	314

Total GigaMedia consolidated	$347	$140	$411

Gain on sales of marketable securities:
Total segments	$488	$1,222	$466
Adjustments*	—	8	384

Total GigaMedia consolidated	$488	$1,230	$850

Foreign exchange gain (loss):
Total segments	$(362)	$541	$(135)
Adjustments*	(275)	(1,306)	286

Total GigaMedia consolidated	$(637)	$(765)	$151

Income tax benefit (expense):
Total segments	$(139)	$87	$(435)
Adjustments*	—	(3)	(1)

Total GigaMedia consolidated	$(139)	$84	$(436)

Total assets:
Total segments	$70,451	$68,337	$76,757
Adjustment**	49,341	57,640	36,762

Total GigaMedia consolidated	$119,792	$125,977	$113,519

As discussed above, the reportable segments of our Company have been realigned subsequent to the divestiture of the music distribution business. The corresponding items of segment information for 2003 and 2004 have been restated to conform to the current year presentation.

*	Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment.
**	Adjustment items include total corporate assets, the divested music distribution business segment and eliminations.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Major Customers

No single customer represented 10% or more of GigaMedia’s total net revenues in any period presented.

Geographic Information

Revenue from unaffiliated customers by geographic region is as follows:

(in US$ thousands) Geographic region/country	2003	2004	2005
Taiwan	$19,513	$21,390	$21,676
Canada	—	11,454	22,511

Net long-lived assets by geographic region are as follows:

(in US$ thousands) Geographic region	December 31,
	2003	2004	2005
Asia	$15,636	$14,672	$10,156
North America	—	1,309	1,351
Europe	—	1,797	1,944
Latin America	6,199	35,257	29,243

Total	$21,835	$53,035	$42,694

Note 25. SUBSEQUENT EVENTS

a.

On December 19, 2005, our Company entered into a definitive agreement with TWP Corporation to acquire FunTown. On January 2, 2006, we completed the acquisition of FunTown and purchased certain assets and assumed certain liabilities of FunTown from TWP Corporation. The total purchase price of approximately $43 million consisted of a cash payment of approximately $27.2 million and convertible notes in the aggregate principal amount of approximately $15 million with a yield to maturity of 0% per annum excluding any contingent interest, representing a valuation premium of $757 thousand as determined by a third-party valuation. The convertible notes were issued on January 1, 2006 by our Company to TWP Corporation, in the aggregate principal amount of approximately NT$494 million ($15 million) with 50% maturing on January 1, 2008 and 50% maturing on January 1, 2009 and were convertible into 4,794 thousand shares of our common stock at $3.1287 per share (The conversion price is

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

subject to adjustment for stock dividend, stock split, reserve stock split, recapitalization, merger, and other dilution.) On January 1, 2006, we pledged our share holdings in Hoshin Gigamedia as collateral for the notes. Direct transaction costs amounting to approximately $107 thousand were included as part of the acquisition cost.

The transaction also included an incentive in the form of an additional amount to be paid by GigaMedia on April 1, 2007, which amount will be determined as follows:

(i)	If the growth of the pre-tax net income of FunTown in 2006 is 30% or more, an additional payment of $5 million;

(ii)	If the growth of the pre-tax net income of FunTown in 2006 is 25% or above but less than 30%, an additional payment of $4.17 million;

(iii)	If the growth of the pre-tax net income of FunTown in 2006 is 20% or above but less than 25%, an additional payment of $3.33 million;

(iv)	If the growth of the pre-tax net income of FunTown in 2006 is 15% or above but less than 20%, an additional payment of $2.5 million; and

(v)	If the growth of the pre-tax net income of FunTown in 2006 is less than 15%, no additional payment will be made by GigaMedia.

FunTown is one of the leading casual game platforms in Asia. FunTown generates revenues through access fees and also through the sales of various in-game items. We acquired FunTown in order to enhance our position in the online entertainment market.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table summarizes the initial estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price is preliminary and subject to adjustment following completion of the valuation process:

(in US$ thousands)	Amount	Amortization life (in years)
Cash acquired	$463
Accounts receivable	3,626
Other current assets	121
Fixed assets / non-current assets	473
Other assets	140
Intangible assets
Trademark	10,795	Indefinite
Customer relationship	5,546	9
Completed technology	2,301	7
Self-developed software and game	1,534	5
Others	73	5
Goodwill	21,532

Total assets acquired	46,604

Total liabilities	(3,589)

Total purchase price	$43,015

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

GIGAMEDIA LIMITED

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

December 31, 2005

(in thousands)

The following pro forma condensed balance sheet gives effect to the above events as if the acquisition had occurred on December 31, 2005:

	As Reported in Accompanying Financial Statements	Pro Forma Adjustments for Subsequent Events		Pro Forma Balance Sheet
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$41,731	$(26,767	)(1)/(2)	$14,964
Marketable securities-current	20,404			20,404
Notes and accounts receivable-net	6,443	3,626	(1)	10,069
Inventories-net	58			58
Prepaid expenses	274			274
Other current assets	1,294	121	(1)	1,415

Total Current Assets	70,204			47,184

PROPERTY, PLANT AND EQUIPMENT-NET	10,747	473	(1)	11,220

GOODWILL	29,243	21,532	(1)	50,775

INTANGIBLE ASSETS-NET	2,704	20,249	(1)	22,953

OTHER ASSETS	621	140	(1)	761

TOTAL ASSETS	$113,519			$132,893

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes and accounts payable	$1,427	$255	(1)	$1,682
Accrued compensation	1,194			1,194
Accrued expenses	1,791	576	(1)	2,367
Other current liabilities	6,245	2,758	(1)	9,003

Total Current Liabilities	10,657			14,246

CONVERTIBLE NOTES	—	15,785	(2)	15,785

OTHER LIABILITIES
Refundable deposits	831			831
Deferred tax liabilities	—			—
Accrued pension liabilities	819			819

Total Other Liabilities	1,650			1,650

Total Liabilities	12,307			31,681

MINORITY INTERESTS	564			564

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY	100,648			100,648

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$113,519			$132,893

Notes to Unaudited Pro Forma Balance Sheet as of December 31, 2005

(1)	The adjustments reflect the initial estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

(2)	The adjustments reflect the cash payment of $27.2 million and issuance of $15 million of convertible notes, with a valuation premium of $757 thousand.

59

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

b.	On March 10, 2006, our wholly-owned subsidiary Hoshin GigaMedia entered into a Subscription Rights Agreement with Wretch Co., Ltd. (Wretch). Wretch is a leading online “community” offering a wide range of community services including Web logs or “blogs”, photo albums and bulletin boards. According to the Subscription Rights Agreement, Hoshin GigaMedia was granted a right to acquire up to a 20 percent equity stake in Wretch with a valuation based on a pre-agreed formula if and when Wretch increases its share capital within three years of the date of this Subscription Rights Agreement. In exchange for these rights, Hoshin GigaMedia agreed to provide Wretch with certain free Internet services for three years.

c.	On April 27, 2006, GigaMedia entered into a strategic investment agreement with T2CN Holding Limited (“T2CN”), an online gaming operator in China, pursuant to which GigaMedia made an initial investment of US$15 million to acquire 7.5 million shares of convertible preferred stock. GigaMedia also obtained the right to elect one member to the board of directors of T2CN, along with customary preferred share rights and protections.

The convertible preferred shares have an initial liquidation preference, are entitled to receive cumulative dividends at 8% per annum, and are redeemable starting December 31, 2009. The preferred shares are convertible into common shares of T2CN based on a valuation of 8.65 times the forward net income of T2CN for the 12-month period ending on March 31, 2007, subject to certain adjustments and limitations.

Pursuant to this strategic agreement, GigaMedia and T2CN will together offer FunTown’s existing games to the T2CN user base. GigaMedia will become T2CN’s exclusive provider for FunTown’s existing games and preferred provider for games newly developed by GigaMedia.

d.

On May 15, 2006, our Company entered into an Assets Purchase and Sale Agreement and a Service Agreement with Webs – TV Digital International Corporation (“Webs – TV”), a Taiwan digital content provider, to sell GigaMedia’s ADSL business and provide agreed upon services. Under the agreements, Webs – TV purchased GigaMedia’s ADSL business and

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

agreed upon services in an all cash transaction with a total price of $17.9 million. Approximately $9.7 million of the price is for the ADSL business and is payable from May 16, 2006 through July 31, 2007. Approximately $8.2 million represents fees for bandwidth, consulting and other support services to be provided by GigaMedia through December 31, 2007, and is payable from May 16, 2006 through December 31, 2007.

The transferred ADSL business includes GigaMedia’s ADSL-related equipment, business contracts, and subscription contracts between GigaMedia and approximately 62,000 ADSL subscribers, as well as the right to use GigaMedia’s ADSL brand for five years.

Exhibit 99.4

Audited Financial Statements

Under Singapore FRS

GIGAMEDIA LIMITED

(Incorporated in the Republic of Singapore)

AND ITS SUBSIDIARIES

Company Registration No. 199905474H

FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

INDEX

Page No.
Directors’ Report	1 -5

Statement by Directors	6

Auditors’ Report	7

Consolidated Income Statement	8

Balance Sheets	9 -10

Statements of Changes in Equity	11 -12

Consolidated Cash Flow Statement	13 - 14

Notes to the Financial Statements	15 - 63

GIGAMEDIA LIMITED

(Incorporated in the Republic of Singapore)

AND ITS SUBSIDIARIES

REPORT OF THE DIRECTORS

The directors present their report together with the audited financial statements of GigaMedia Limited (the “Company”) and its subsidiaries (collectively the “Group”) and the balance sheet and statement of changes in equity of the Company for the financial year ended 31 December 2005.

1.	DIRECTORS OF THE COMPANY

The directors of the Company in office at the date of this report are:

WU, Daniel Chuen-Tai (Chairman)
BAO, Gilbert T.C.
CHANG, Nelson
DING, Michael Y.J.
HSU, Emmet Yu-Jui
HU ZEE, Nancy Jing-Ying
HUI, Thomas To	(Appointed on 17 May 2005)
LEE, Yichin
LEE, Howe Yong
WANG, Arthur Mingshiang

2.	ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of the financial year nor at any time during the financial year did there subsist any arrangement whose objective was to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures in the Company or any other body corporate, other than as disclosed under “Employee Share Option Plan” and “Employee Share Purchase Plan” on pages 3 to 4.

3.	DIRECTORS’ INTERESTS IN SHARES AND DEBENTURES

The directors of the Company holding office at the end of the financial year had no interests in the share capital and debentures of the Company and related corporations as recorded in the register of directors’ shareholdings kept by the Company under Section 164 of the Singapore Companies Act except as follows:

	Shareholdings registered in the name of Directors		Shareholdings in which Directors are deemed to have an interest
Name of Director in which interests are held	At 1.1.2005 or date of appointment, if later	At 31.12.2005	At 1.1.2005 or date of appointment, if later	At 31.12.2005
The Company
Ordinary shares of NT$10 each
WANG, Arthur Mingshiang	—	18,690	—	—
HUI, Thomas To	18,044	18,044	—	—

Options from 2002 option plan to subscribe for ordinary shares of NT$10 each
WU, Daniel Chuen-Tai	500,000	500,000	—	—
WANG, Arthur Mingshiang	2,500,000	2,500,000	—	—

Options from 2004 option plan to subscribe for ordinary shares of NT$10 each
BAO, Gilbert T.C	20,000	20,000	—	—
CHANG, Nelson	20,000	20,000	—	—
DING, Michael Y.J.	20,000	20,000	—	—
HSU, Emmet Yu-Jui	20,000	20,000	—	—
HU ZEE, Nancy Jing-Ying	20,000	20,000	—	—
HUI, Thomas To	1,500,000	1,500,000	—	—
LEE, Howe Yong	20,000	20,000	—	—
LEE, Yichin	20,000	20,000	—	—

4.	DIRECTORS’ RECEIPT AND ENTITLEMENT TO CONTRACTUAL BENEFITS

Since the beginning of the financial year, no director has received or become entitled to receive a benefit which is required to be disclosed under Section 201 (8) of the Singapore Companies Act, by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in the financial statements. Certain directors received remunerations from the Company and related corporations in their capacity as directors and/or executives of the Company and those related corporations.

5.	EMPLOYEE SHARE OPTION PLAN

(a)	Options granted

In August 2004, options to subscribe for three million shares of the Company’s common stock were granted and exercisable upon granting at an exercise price of US$0.79 pursuant to the GigaMedia Limited 2002 Employee Share Option Plan (the 2002 Plan). The expiration date of the options is 29 June 2014.

In August 2004, options to purchase 5,462,530 shares of the Company’s common stock were granted at an exercise price of US$0.79 pursuant to GigaMedia Limited 2004 Employee Share Option Plan (the 2004 Plan). These options were subject to two vesting schedules. In accordance with the terms of the first vesting schedule, 3,863,888 options were vested and exercisable upon granting. By the end of 2005, 95,000 options were cancelled, and the number of outstanding options under the first vesting schedule was 3,768,888 options. In accordance with the terms of the second vesting schedule, 1,598,642 options were granted, of which 399,663 options were vested and exercisable upon granting. The remaining 1,198,979 options are vested 399,661 options per year from the grant date. By the end of 2005, 273,185 options were cancelled, and the number of outstanding options under the second vesting schedule was 1,325,457 options.

In May 2005, options to purchase 100,000 shares of the Company’s common stock were granted at an exercise price of US$1.45. In accordance with the terms of the vesting schedule, 25,000 options were vested and exercisable upon granting. The remaining 75,000 options are vested 25,000 options per year from the grant date.

In December 2005, options to purchase 1,805,655 shares of the Company’s common stock were granted at an exercise price of US$2.55. These options were subject to two vesting schedules. In accordance with the terms of the first vesting schedule, 1,570,655 options were vested and exercisable upon granting. In accordance with the terms of the second vesting schedule, 94,000 options are vested and exercisable in December 2007. The remaining 141,000 options are vested and exercisable in December 2008.

All options granted under the 2004 Plan expire on 29 June 2014.

(b)	Shares issued

No shares have been issued during the financial year by virtue of the exercise of options to take up unissued shares of the Company or any of its subsidiaries.

(c)	Options outstanding

Options to subscribe for ordinary shares of NT$10 each in the Company were granted to employees of the Company’s subsidiaries during the financial year ended 31 December 2000 under the GigaMedia Limited 1999 Employee Share Option Plan (the 1999 Plan), which includes 1,111,440 options with an exercise price of US$24.30 per share and 836,470 options with an exercise price of US$15 per share. All options granted under the 1999 Plan expired on or before 17 December 2005 without being exercised.

5.	EMLOYEE SHARE OPTION PLAN (continued)

The options on ordinary shares of the Company outstanding at the end of the financial year are as follows:

Options relating to:	Number outstanding at 31.12.2005	Exercise price		Expiration date
2002 Option Plan	3,000,000	US$	0.79	29.6.2014
2004 Option Plan	5,094,345	US$	0.79	29.6.2014
2004 Option Plan	100,000	US$	1.45	29.6.2014
2004 Option Plan	1,805,655	US$	2.55	29.6.2014

During the financial year ended 31 December 2004, a total of 92,250 options granted in pursuant to the 2004 Option Plan were cancelled or forfeited. During the financial year ended 31 December 2005, a total of 275,935 options granted in pursuant to the 2004 Option Plan were cancelled or forfeited.

6.	EMPLOYEE SHARE PURCHASE PLAN

At the June 2004 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2004 Employee Share Purchase Plan (the 2004 ESPP) under which up to two million common shares of the Company have been reserved for issuance. Pursuant to the 2004 ESPP, the Company have offered its shares to qualified employees at favorable conditions and established a restricted period of six months during which employees may not transfer the shares after purchasing them. To be eligible, employees must be employed by the Company or its subsidiaries and the customary employment shall be no less than 20 hours per week. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2004 ESPP. The 2004 ESPP is a one-time plan and is administered by a committee designated by the board of directors. In March 2005, there were 189,642 shares subscribed by eligible employees at a purchase price of approximately $1.39 per share.

7.	AUDITORS

The auditors, Paul Wan & Co, have indicated their willingness to accept appointment.

On behalf of the directors

Wu, Daniel Chuen-Tai
Director

Wang, Arthur Mingshiang
Director

22 May 2006

GIGAMEDIA LIMITED

(Incorporated in the Republic of Singapore)

AND ITS SUBSIDIARY COMPANIES

STATEMENT BY DIRECTORS

We, Wu, Daniel Chuen-Tai and Wang, Arthur Mingshiang state that, in the opinion of the directors:

(a)	the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company as set out on pages 8 to 63 are drawn up as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2005, and of the results, changes in equity and cash flows of the Group and changes in equity of the Company for the financial year then ended; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the directors

Wu, Daniel Chuen-Tai
Director

Wang, Arthur Mingshiang
Director

22 May 2006

REPORT OF THE AUDITORS

TO THE MEMBERS OF GIGAMEDIA LIMITED

(Incorporated in the Republic of Singapore)

We have audited the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of Gigamedia Limited set out on pages 8 to 63 for the financial year ended 31 December 2005. These financial statements are the responsibility of the Company’s directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We draw your attention to the fact that the financial statements of the Company for the financial year ended 31 December 2004 were not audited by us and our opinion therefore does not relate to the results for the financial year which are presented for comparative figures.

We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a)	the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Singapore Companies Act, Cap 50 (the “Act”) and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2005 and of the results, changes in equity and cash flows of the Group and changes in equity of the Company for the financial year ended on that date; and

(b)	the accounting and other records required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

PAUL WAN & CO
Certified Public Accountants, Singapore

SINGAPORE

22 May 2006

GIGAMEDIA LIMITED

(Incorporated in the Republic of Singapore)

AND ITS SUBSIDIARY COMPANIES

CONSOLIDATED INCOME STATEMENT

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

		The Group
	Note	2005	2004
		US$’000	US$’000
Continuing operations
Revenue	5	44,150	32,809
Cost of sales		(20,945)	(18,622)

Gross profit		23,205	14,187
Selling and marketing expenses		(10,777)	(7,420)
General and administrative expenses		(9,843)	(5,656)
Other operating (expenses)/income		(207)	220
Non-operating income	6	4,553	2,114
Non-operating expenses		—	(4,682)
Finance expenses	7	—	(4)

Profit/(Loss) before tax	8	6,931	(1,241)
Income tax (expense)/benefit	9	(436)	84

Profit/(Loss) after tax for the year from continuing operations		6,495	(1,157)

Discontinued operations
(Loss)/Profit for the year from discontinued operations	10	(154)	429

Profit/(Loss) for the year		6,341	(728)

Attributable to:
Equity holders of the parent		6,191	(892)
Minority interest		150	164

		6,341	(728)

The accompanying notes form an integral part of these financial statements.

GIGAMEDIA LIMITED

(Incorporated in the Republic of Singapore)

AND ITS SUBSIDIARY COMPANIES

BALANCE SHEETS AS AT 31 DECEMBER 2005

	Note	The Group		The Company
		2005	2004	2005	2004
		US$’000	US$’000	US$’000	US$’000
Current assets
Cash and cash equivalents	12	41,731	13,233	223	1,537
Available-for-sale financial assets	13	20,404	34,284	1,759	24,000
Trade and other receivables	14	7,670	7,183	28	3,128
Inventories	15	58	10,489	—	—
Restricted cash	16	—	1,506	—	—
Other current assets	17	341	984	99	141

Total current assets		70,204	67,679	2,109	28,806

Non-current assets
Investment in subsidiaries	18	—	—	91,425	67,409
Other investments	19	—	2,893	—	—
Property, plant and equipment	20	10,747	15,056	—	—
Intangible assets	21	30,837	36,869	—	—
Other assets	22	621	2,323	—	—
Deferred income tax assets	26	—	47	—	—

Total non-current assets		42,205	57,188	91,425	67,409

Total assets		112,409	124,867	93,534	96,215

Current liabilities
Trade and other payables	23	10,387	22,110	683	547
Short-term loan	24	—	284	—	—
Provisions for legal claims		—	673	—	500
Current income tax liabilities		270	173	—	—

Total current liabilities		10,657	23,240	683	1,047

	Note	The Group		The Company
		2005	2004	2005	2004
		US$’000	US$’000	US$’000	US$’000
Non-current liabilities
Accrued pension liabilities	25	819	1,183	—	—
Refundable deposits		831	930	—	—
Deferred income tax liabilities	26	—	386	—	—

Total non-current liabilities		1,650	2,499	—	—

Total liabilities		12,307	25,739	683	1,047

Net assets		100,102	99,128	92,851	95,168

Shareholders’ equity
Share capital	27	15,626	15,565	15,626	15,565
Share premium		184,515	184,313	184,515	184,313
Share option reserve		1,951	—	1,951	—
Accumulated losses		(74,740)	(80,354)	(81,130)	(79,837)
Fair value reserve		244	—	93	—
Foreign currency translation reserve		(28,058)	(24,663)	(28,204)	(24,873)

Total shareholders’ equity		99,538	94,861	92,851	95,168
Minority interests		564	4,267	—	—

		100,102	99,128	92,851	95,168

The accompanying notes form an integral part of these financial statements.

GIGAMEDIA LIMITED

(Incorporated in the Republic of Singapore)

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

The Group

	Share capital	Share premium	Share option reserve	Accumulated losses	Fair value reserve	Foreign currency translation reserve	Attributable to equity holders of the parent	Minority interests	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2004	15,565	184,313	—	(79,462)	—	(30,987)	89,429	3,521	92,950
Currency translation differences recognised directly in equity	—	—	—	—	—	6,324	6,324	—	6,324
Net loss for the year	—	—	—	(892)	—	—	(892)	482	(410)
Initial consolidation of variable interest entity	—	—	—	—	—	—	—	250	250
Acquisition of minority interests	—	—	—	—	—	—	—	(238)	(238)
Exchange difference	—	—	—	—	—	—	—	252	252

Balance at 1 January 2005	15,565	184,313	—	(80,354)	—	(24,663)	94,861	4,267	99,128

Issuance of common shares	61	202	—	—	—	—	263	—	263
Fair value adjustment on available-for-sale financial assets	—	—	—	(577)	244	—	(333)	—	(333)
Currency translation differences recognised directly in equity	—	—	—	—	—	(3,395)	(3,395)	—	(3,395)
Net profit for the year	—	—	—	6,191	—	—	6,191	150	6,341
Disposal of subsidiary	—	—	—	—	—	—	—	(3,853)	(3,853)
Recognition of share-based payments	—	—	1,951	—	—	—	1,951	—	1,951

Balance at 31 December 2005	15,626	184,515	1,951	(74,740)	244	(28,058)	99,538	564	100,102

The Company

	Share capital	Share premium	Share option reserve	Accumulated losses	Fair value reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2004	15,565	184,313	—	(74,673)	—	(31,289)	93,916
Currency translation differences recognised directly in equity	—	—	—	—	—	6,416	6,416
Net loss for the year	—	—	—	(5,164)	—	—	(5,164)

Balance at 1 January 2005	15,565	184,313	—	(79,837)	—	(24,873)	95,168

Issuance of common shares	61	202	—	—	—	—	263
Fair value gain on available-for-sale financial assets	—	—	—	—	93	—	93
Currency translation differences recognised directly in equity	—	—	—	—	—	(3,331)	(3,331)
Net profit for the year	—	—	—	(1,293)	—	—	(1,293)
Recognition of share-based payments	—	—	1,951	—	—	—	1,951

Balance at 31 December 2005	15,626	184,515	1,951	(81,130)	93	(28,204)	92,851

The accompanying notes form an integral part of these financial statements.

GIGAMEDIA LIMITED

(Incorporated in the Republic of Singapore)

AND ITS SUBSIDIARY COMPANIES

CONSOLIDATED CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

	Note	The Group
		2005	2004
		US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(Loss) before income tax		5,981	(489)
Adjustments for:
Foreign currency translation adjustment		(2,372)	2,310
Depreciation		4,203	4,821
Amortisation		1,755	2,677
Allowance for doubtful receivables		307	247
(Writeback)/writedown in value of inventories		500	(300)
Loss on disposal of property, plant and equipment		—	106
Gain on disposal of property, plant and equipment		(204)	—
Gain on disposal of discontinued operations		(911)	—
Gain on disposal of short-term investments		(850)	(1,233)
Share-based payment expenses		1,951	—
Impairment loss on long-term investments		—	1,833
Unrealised gain on short-term investments		—	(577)
Interest expense		—	7
Interest income		(411)	(170)

OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		9,949	9,232
In trade and other receivables		(2,637)	495
In inventories		3,193	(5,530)
In other current assets		(40)	903
In other assets		149	3,025
In refundable deposits		268	124
In trade and other payables		668	(3,890)
In provision for legal claims		(673)	173
In accrued pension liabilities		63	288

Cash from operating activities		10,940	4,820
Income tax paid		(339)	(42)

Net cash from operating activities		10,601	4,778

	Note	The Group
		2005	2004
		US$’000	US$’000
CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash		176	420
Purchase of property, plant and equipment		(2,652)	(2,771)
Proceeds from disposal of subsidiary		3,253	—
Proceeds from disposal of property, plant and equipment		949	55
Proceeds from disposal of short-term investments		36,970	69,352
Purchase of short-term investments		(20,184)	(60,834)
Purchase of intangible assets		(1,005)	(754)
Acquisition of subsidiary, net of cash acquired		—	(32,797)
Acquisition of minority interest, net of cash acquired		—	(51)
Cash on consolidation of UIM		—	94
Interest received		411	170

Net cash from/(used in) investing activities		17,918	(27,116)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loan		—	284
Repayment of short-term loan		(284)	—
Proceeds from issuance of shares		263	—
Interest paid		—	(7)

Net cash (used in)/from financing activities		(21)	277

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		28,498	(22,061)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR		13,233	35,294

CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR	12	41,731	13,233

The accompanying notes form an integral part of these financial statements.

GIGAMEDIA LIMITED

(Incorporated in the Republic of Singapore)

AND ITS SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1.	GENERAL

The Company is incorporated in Singapore and the address of its registered office is 8 Cross Street, #11-00 PWC Building, Singapore 048424. Its business address is at 14F, 122, TunHwa North Road, Sungshan Chiu, Taipei, Taiwan, 105 Republic of China.

The principal activity of the Company is that of investment holding. The principal activities of the subsidiaries are provision of broadband Internet connection and related services and provision of entertainment software products and services.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Preparation

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards (“FRS”) and under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with FRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and critical accounting estimates and assumptions involving a higher degree of judgement or complexity, are disclosed in Note 4.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In 2005, the Group and the Company adopted the new or revised FRS and Interpretations to FRS (“INT FRS”) that are applicable in the current financial year. The 2005 financial statements have been amended as required, in accordance with the relevant transitional provisions in the respective FRS and INT FRS. The following are the FRS and INT FRS that are relevant to the Group:

FRS 1 (revised 2004) Presentation of Financial Statements

FRS 8 (revised 2004) Accounting Policies, Changes in Accounting Estimates and Errors

FRS 10 (revised 2004) Events after the Balance Sheet Date

FRS 16 (revised 2004) Property, Plant and Equipment

FRS 21 (revised 2004) The Effects of Changes in Foreign Exchange Rates

FRS 24 (revised 2004) Related Party Disclosures

FRS 27 (revised 2004) Consolidated and Separate Financial Statements

FRS 32 (revised 2004) Financial Instruments: Disclosure and Presentation

FRS 36 (revised 2004) Impairment of Assets

FRS 38 (revised 2004) Intangible Assets

FRS 39 (revised 2004) Financial Instruments: Recognition and Measurement

FRS 103 Business Combinations

The adoption of the above FRS and INT FRS did not result in substantial changes to the Group’s accounting policies except as disclosed in Note 3.

(b)	Revenue Recognition

Revenue comprises the fair value for the sale of goods and rendering of services net of value added tax, rebates and discounts, after eliminating sales within the Group.

Software licensing and online entertainment revenues

Software licensing and online entertainment revenues are related to software the Group develops and support services the Group provides for use within the online entertainment industry. Software licensing and support service revenues are based upon a fixed percentage of a licensee’s gross receipts, and are recognised monthly.

Online entertainment revenues are generated from online games of chance and skill. Revenue is recognised upon receipt. Player account balances are recognised as current liabilities and are accrued for in full. The change in aggregate player account balances is recognised monthly as a reduction to receipts, as are player disbursements. Residual expenses and commissions are charged to expense as incurred.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Internet access revenue: ADSL and cable modem

Internet access revenues are related to ADSL and cable modem Internet access services provided by the Group. Revenues are recorded net of discounts, and in the case of cable modem services, net of fees paid to cable partners in accordance with revenue sharing agreements in effect between the Group and its cable partners. ADSL and cable modem revenues are recognised for the period of time for which the Group provides services to the customer. Customers have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. The Group records any such advanced payment receipts as other current liabilities on the balance sheet and amortizes such revenues over the subscription period.

Other revenues

Other revenues, consisting of subscription revenues and sales of Internet access equipment and other related products generated from the Group’s broadband ISP business, are recognised upon services rendered or goods delivered.

Interest

Interest income is recognised on a time proportion basis using the effective interest rate method.

(c)	Group Accounting

Subsidiaries

Subsidiaries are entities (including deemed special purpose entities) over which the Group has power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values on the date of acquisition, irrespective of the extent of any minority interest. Please refer to Note 2(e)(1) for the accounting policy on goodwill on acquisition of subsidiaries.

Subsidiaries are consolidated from the date on which control is transferred to the Group to the date on which that control ceases. In preparing the consolidated financial statements, intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Minority interest is that part of the net results of operations and of net assets of a subsidiary attributable to interests which are not owned directly or indirectly by the Group. It is measured at the minorities’ share of post-acquisition fair value of the subsidiaries’ identifiable assets and liabilities, except when the losses applicable to the minority in a subsidiary exceed the minority interest in the equity of that subsidiary. In such cases, the excess and further losses applicable to the minority are attributed to the equity holders of the Company, unless the minority has a binding obligation to, and is able to, make good the losses. When that subsidiary subsequently reports profits, the profits applicable to the minority are attributed to the equity holders of the Company until the minority’s share of losses previously absorbed by the equity holders of the Company has been recovered.

Transaction costs

Costs directly attributable to an acquisition are included as part of the cost of acquisition.

(d)	Property, Plant and Equipment

(1)	Land and buildings

Land and buildings are initially recorded at cost. Freehold land is subsequently stated at cost less accumulated impairment losses (Note 2(g)). Buildings are subsequently stated at cost less accumulated depreciation and accumulated impairment losses (Note 2(g)).

(2)	Other property, plant and equipment

Other property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses (Note 2(g)).

(3)	Depreciation

Freehold land is not depreciated. Depreciation is calculated using a straight-line method to allocate the depreciable amounts of property, plant and equipment over their estimated useful lives. The estimated useful lives are as follows:

Years
Buildings	50
Information, communication equipment and software	2 to 5
Modems rented	3 to 5
Office furniture and equipment	3 to 5
Transportation equipment	5
Leasehold improvements	5

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(4)	Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the standard of performance of the asset before the expenditure was made, will flow to the Group and the cost can be reliably measured. Other subsequent expenditure is recognised as an expense during the financial year in which it is incurred.

(5)	Disposal

On disposal of an item of property, plant and equipment, the difference between the net disposal proceeds and its carrying amount is taken to the income statement.

(e)	Intangible Assets

(1)	Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary recognised at the date of acquisition.

From 1 January 2005, goodwill recognised as intangible assets is tested at least annually for impairment and carried at cost less accumulated impairment losses (Note 2(g)). Please refer to Note 3(d) for accounting of goodwill prior to 1 January 2005.

Gains and losses on the disposal of the subsidiaries include the carrying amount of goodwill relating to the entity sold.

(2)	Brand names and distribution channels

Brand names and distribution channels are stated at cost less accumulated amortisation and accumulated impairment losses (Note 2(g)).

Brand names and distribution channels are amortised using a straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Years
Brand names	15
Distribution channels	5

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(3)	Trademarks

Trademarks are shown at historical cost. Trademarks have a definite useful life and are carried at cost less accumulated amortisation and accumulated impairment losses (Note 2(g)). Amortisation is calculated using a straight-line method over their estimated useful lives of 10 years.

(4)	Others

Other intangible assets comprise completed technology, non-competition agreement and capitalised software costs. Other intangible assets are shown at historical cost. Other intangible assets have a definite useful life and are carried at cost less accumulated amortisation and accumulated impairment losses (Note 2(g)). Amortisation is calculated using a straight-line method to allocate the cost of other intangible assets over their estimated useful lives of two to five years.

(f)	Investments

Investments in subsidiaries are stated at cost less accumulated impairment losses in the Company’s balance sheet. On disposal of investments in subsidiaries, the difference between net disposal proceeds and the carrying amount of the investments is taken to the income statement.

(g)	Impairment of Assets

(1)	Goodwill

Goodwill is tested annually for impairment, as well as when there is any indication that the goodwill may be impaired.

For the purpose of impairment testing of goodwill, goodwill is allocated to each of the Group’s cash-generating-units (“CGU”) expected to benefit from synergies of the business combination.

An impairment loss is recognised in the income statement when the carrying amount of CGU, including the goodwill, exceeds the recoverable amount of the CGU. Recoverable amount of the CGU is the higher of the CGU’s fair value less cost to sell and value in use.

The total impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU.

Impairment loss on goodwill is not reversed in a subsequent period.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(2)	Intangible asset

Property, plant and equipment

Investments in subsidiaries

Intangible assets, property, plant and equipment and investments in subsidiaries are reviewed for impairment whenever there is any indication that these assets may be impaired. If any such indication exists, the recoverable amount (i.e. the higher of the fair value less cost to sell and value in use) of the asset is estimated to determine the amount of impairment loss.

For the purpose of impairment testing of these assets, recoverable amount is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, recoverable amount is determined for the CGU to which the asset belongs to.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. The impairment loss is recognised in the income statement unless the asset is carried at revalued amount, in which case, such impairment loss is treated as a revaluation decrease.

An impairment loss for an asset other than goodwill is reversed if, and only if, there has been a change in the estimates used to determine the assets’ recoverable amount since the last impairment loss was recognised. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years. A reversal of impairment loss for an asset other than goodwill is recognised in the income statement, unless the asset is carried at revalued amount, in which case, such reversal is treated as a revaluation increase.

(h)	Investments in Financial Assets

(1)	Classification

The Group classifies their investments in financial assets as available-for-sale financial assets. The classification depends on the purpose for which the assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date, with the exception that the designation of financial assets at fair value through profit or loss is not revocable.

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Investments included in current assets represent investments with a maturity of less than one year or investments that management intend to sell within one year. Investments classified as non-current include investments that have maturity of more than one year or investments that management does not intend to sell within one year.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(2)	Measurement

Available-for-sale financial assets are carried at fair value. Unrealised gains and losses arising from changes in the fair value are recognised in the fair value reserve within equity. When investments are sold or impaired, the accumulated fair value adjustments in the fair value reserve within equity are included in the income statement.

(3)	Determination of fair value

The fair values of quoted financial assets are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s-length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models adjusted to reflect the issuer’s specific circumstances.

(4)	Impairment

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the invesment below its cost is considered in determining whether the investments are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from the fair value reserve within equity and recognised in the income statement. Impairment losses recognised in the income statement on equity investments are not reversed through the income statement, until the equity investments are disposed of.

(i)	Trade Receivables

Trade receivables are stated at costs less allowance for doubtful receivables based on a review of outstanding amounts at the year end. An allowance for doubtful accounts is provided based on an evaluation of collectibility of notes receivable, accounts receivables and other receivables. Bad debts are written off when identified.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Operating Leases

Leases of assets in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recorded in the income statement on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

(k)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

(l)	Deferred Income Taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(m)	Provisions for Other Liabilities and Charges

Provisions are recognised when the Group has a legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Employee benefits

(1)	Retirement Plan

Defined Benefit Pension Plan

The Group has a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China for the employees located in Taiwan, covering substantially all full-time employees for services provided prior to 1 July 2005, and employees who elect to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on 1 July 2005. Under the defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, and amortisation of unrecognised net transition obligation and gains or losses on plan assets, is recognised based on an actuarial valuation report.

Defined Contribution Pension Plan

Pursuant to the New “Labor Pension Act” enacted on 1 July 2005, the Group set up a defined contribution pension plan for the domestic employees located in Taiwan, who elect to participate in the defined contribution pension plan. The Group also has a defined contribution pension plan that covers substantially all of the employees located in North America. The Group recognises expenses when contributions are made to the plan.

(2)	Share-based compensation

The group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense in the income statement with a corresponding increase in the share option reserve over the vesting period. The total amount to be recognised over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets), on the date of grant. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable on vesting date. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable on vesting date. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital when the options are exercised.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in United States dollars (“US$” or “US Dollars”) which is the Group’s and the Company’s presentation currency.

(2)	Change of presentation currency

Effective 1 January 2004, the Group changed its presentation currency from New Taiwan dollars (“NT Dollars”) to US$, as operations denominated in US$ have represented an increasing portion of the Group’s business. Accordingly, the consolidated financial statements of the Group, the balance sheet of the Company and the accompanying notes are presented in US$.

(3)	Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Currency translation gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Currencies translation difference on non-monetary items, such as equity investments classified as available-for-sale financial assets, are included in the fair value reserve within equity.

(4)	Translation of the Company’s and Group entities’ financial statements

The results and financial position of the Company, and the Group entities (none of which has the currency of a hyperinflationary economy) are translated into presentation currency as follows:

(i)	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)	Income and expenses for each income statement are translated at average exchange rates; and

(iii)	All resulting exchange differences are taken to the foreign currency translation reserve.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities (including monetary items that, in substance, form part of the net investment in foreign entities) are taken to shareholders’ equity. When an operation, the functional currency of which is not denominated in US Dollars, is disposed of, such exchange differences are taken to the income statement as part of the gain or loss on disposal.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

For acquisitions occurring on or after 1 January 2005 of entities whose functional currency is not dominated in US Dollars, related goodwill and fair value adjustments are treated as assets and liabilities of that entity and translated at the closing rate. For acquisitions prior to 1 January 2005, the exchange rates at the dates of acquisition were used.

(p)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and unpledged deposits with financial institutions.

(q)	Non-Current Assets (or Disposal Groups) Held for Sale and Discontinued Operations

Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale and

(a)	represents a separate major line of business or geographical area of operations; or

(b)	is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or

(c)	is a subsidiary acquired exclusively with a view to resale.

3.	EFFECT ON FINANCIAL STATEMENTS ON ADOPTION OF NEW REVISED FRS

The effects on adoption of the following FRS in 2005 are set out below:

(a)	FRS 27 (revised 2004) Consolidated and Separate Financial Statements

Previously, there was no requirement for the presentation of minority interests within equity. FRS 27 (revised 2004) requires minority interests to be presented with equity of the Group retrospectively.

(b)	FRS 39 (revised 2004) Financial Instruments: Recognition and Measurement

Under FRS 39 (revised 2004), the investments in equity interests of other companies are classified as “available-for-sale financial assets” and are initially recognised at fair value and subsequently measured at fair values at the balance sheet date with all gains and losses, other than impairment loss, taken to equity. Impairment losses are taken to the income statement in the period it arises. On disposal, gains and losses previously taken to equity are included in the income statement.

The cumulative effect of this change has been accounted for by increasing the opening balance at 1 January 2005 of the fair value reserve by US$244,000. Comparative figures in 2004 have not been restated.

(c)	FRS 102 Share-Based Payment

In accordance with the transitional provisions, FRS 102 has been applied to all grants after 22 November 2002 that were not yet vested as at 1 January 2005. The adoption of FRS 102 has resulted in a change in the Group’s accounting policy for share-based payments, whereby the Group changes the cost of share options to the income statement.

The adoption of FRS 102 resulted in:

	The Group and The Company
	2005	2004
	US$’000	US$’000
Increase in share option reserve	1,951	—

Increase in general and administrative expenses	1,951	—

3.	EFFECT ON FINANCIAL STATEMENTS ON ADOPTION OF NEW REVISED FRS (continued)

(d)	FRS 103 Business Combinations, FRS 36 (revised) Impairment of Assets and FRS 38 (revised) Intangible Assets

Until 31 December 2004, goodwill was amortised on a straight-line basis over 20 years; and at each balance sheet date, the Group assessed if there was any indication of impairment of the CGU in which the goodwill is attached to. In accordance with FRS 103 and FRS 36 (revised 2004), the Group ceased amortisation of goodwill from 1 January 2005 and accumulated amortisation as at 31 December 2004 amounting to $1,110,000 has been eliminated with a corresponding decrease in the cost of goodwill. Goodwill is thereafter tested at least annually for impairment (Note 2 (g)).

Because the revised accounting policy has been applied prospectively, the change has had no impact on amounts reported for 2004 or prior periods.

No impairment loss is recognised as the recoverable amount of goodwill exceeds its net carrying amount.

4.	CRITICAL ACCOUNTING ESTIMATES

Estimates are continually evaluated and are based on historical experience and other factors, including expectations of the future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Estimated Impairment of Goodwill

The Group tests annually whether the goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2 (g). The recoverable amounts of CGUs are determined from value-in-use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to revenues and costs and expenses.

Management estimates discount rates of 16.67% is based on after-tax rates that reflect current market assessments of the time value of money and the risks specific to CGUs. The revenues and costs and expenses estimate are based on past growth rate of CGU as well as driven by management’s assumptions on number of customers, revenue per customer, product and marketing initiatives and direct and indirect costs during the period.

4.	CRITICAL ACCOUNTING ESTIMATES (continued)

(b)	Defined Benefit Pension Plan

Weighted-average assumptions used to determine benefit obligations and net periodic pension costs at 31 December 2004 and 2005 were as follows:

	2005	2004
Discount rate	3.50%	3.50%
Rate of return on plan assets	3.50%	N/A
Rate of compensation increase	1.00%	3.00%

(c)	Share Options

The fair value for share options was estimated at the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

For the years ended 31 December	2005	2004
Option term (years)	3.41	3.35
Volatility	53.77%~92.94%	92.94%
Risk-free interest rate	2.92%~4.33%	2.92%
Dividend yield	0%	0%
Weighted average fair value of option granted	0.45~1.08	0.45

5.	REVENUE

	The Group
	2005	2004
	US$’000	US$’000
Continuing operations
Software licensing and online entertainment revenue	22,511	11,434
Internet access revenue	21,408	20,960
Other revenue	231	415

	44,150	32,809

Discontinued operations
Sales	37,177	65,485
Advertising and promotional revenues	730	1,490

	82,057	99,784

6.	NON-OPERATING INCOME

	The Group
	2005	2004
	US$’000	US$’000
Continuing operations
Gain on disposal of short-term investments	850	1,233
Gain on disposal of property, plant and equipment-net	204	—
Unrealised gain on short-term investments	—	577
Rental income	37	35
Interest income	411	140
Exchange gain	1,957	—
Others	1,094	129

	4,553	2,114
Discontinued operations
Interest income	26	30
Exchange gain	56	—
Others	628	377

	5,263	2,521

7.	FINANCE EXPENSE

	The Group
	2005	2004
	US$’000	US$’000
Interest expense on short-term loan
Continuing operations	—	4
Discontinued operations	—	3

	—	7

8.	PROFIT/(LOSS) BEFORE TAX

The following items have been included in arriving at profit/(loss) before tax:

	The Group
	2005			2004
	Continued	Discontinued	Total	Continued	Discontinued	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Charging/(crediting):
Amortisation charge (included in “other operating expenses”):
- Goodwill	—	—	—	1,110	—	1,110
- Other intangible assets	1,023	732	1,755	605	941	1,546
Depreciation of property, plant and equipment (Note 20)
- Buildings	23	—	23	24	—	24
- Information, communication equipment and software	2,977	20	2,997	3,102	36	3,138
- Modems rented	416	—	416	620	—	620
- Office furniture and equipment	157	80	237	208	171	379
- Transportation equipment	39	4	43	37	7	44
- Leasehold improvements	306	181	487	296	320	616
Foreign exchange (gain) loss - net	(1,957)	(56)	(2,013)	764	132	896
Impairment losses of other investments	—	—	—	1,833	—	1,833
(Writeback)/writedown in value of inventories	33	467	500	8	(308)	(300)
Allowance for doubtful debt	207	100	307	(220)	467	247
Rental expense-operating lease	1,860	3,412	5,272	1,328	5,812	7,140

9.	INCOME TAXES

Tax expense/(benefit)

	The Group
	2005	2004
	US$’000	US$’000
Tax expense/(benefit) attributable to profit/(loss) is made up of:

From continuing operations
Current income tax
- Singapore	—	3
- Foreign	424	20
Deferred income tax	11	(107)

	435	(84)

From discontinued operations
Current income tax
- Foreign	1	5

	436	(79)

9.	INCOME TAXES (continued)

The tax expense/(benefit) on profit/(loss) differs from the amount that would arise using the Singapore standard rate of income tax due to the following:

	The Group
	2005	2004
	US$’000	US$’000
Profit/(Loss) before tax	5,981	(489)

Tax calculated at a tax rate 20% (2004: 20%)	1,196	(98)
Effect of different tax rates in other countries	299	(24)
Items not (taxable) deductible for tax purposes	(1,059)	43

Tax expense/(benefit)	436	(79)

10.	DISCONTINUED OPERATIONS

On 17 September 2005, the Group entered into a sale agreement to dispose of G-Music Limited, which conducted a land-based music distribution business in Taiwan. The disposal was completed on 29 September 2005, on which date control of G-Music Limited was passed to the acquirer.

The loss (profit) for the year from discontinued operations is analysed as follows:

	2005	2004
	US$’000	US$’000
(Loss) Gain on land-based music operation for the year	(1,065)	429
Gain on disposal of land-based music operation	911	—

	(154)	429

10.	DISCONTINUED OPERATIONS (continued)

The results of the land-based music operation for the period from 1 January 2005 to 29 September 2005 (date of completion of disposal) are as follows:

	2005	2004
	US$’000	US$’000
Revenues	37,907	66,975
Cost of sales	(31,245)	(52,104)
Selling and marketing expenses	(6,914)	(11,320)
General and administrative expenses	(2,045)	(2,542)
Other operating expenses	(99)	(467)
Finance expense	(13)	(3)
Non-operating income	710	407
Non-operating expenses	(162)	(194)

Income (loss) before tax and minority interest income	(1,861)	752
Income tax expense	(1)	(5)

Net (loss) income	(1,862)	747
Minority interest	797	(318)

(Loss) profit for the year	(1,065)	429

11.	STAFF COSTS

	The Group
	2005	2004
	US$’000	US$’000
Wages and salaries	9,433	6,211
Employee expense relating to defined benefit and contribution pension plans	243	351
Termination benefits	92	62

	9,768	6,624

Key management remuneration is disclosed in Note 31(c).

12.	CASH AND CASH EQUIVALENTS

	The Group		The Company
	2005	2004	2005	2004
	US$’000	US$’000	US$’000	US$’000
Cash at bank and on hand	36,831	8,625	223	1,537
Fixed deposits with banks	4,900	4,608	—	—

	41,731	13,233	223	1,537

Fixed bank deposits have an average maturity of one month (2004: 1 month) from the end of the financial year with the following weighted average effective interest rates:

	The Group		The Company
	2005	2004	2005	2004
	%	%	%	%
US Dollar	3.80	1.97	—	—

Cash and cash equivalents are denominated in the following currencies:

	The Group		The Company
	2005	2004	2005	2004
	US$’000	US$’000	US$’000	US$’000
NT Dollar	9,531	1,537	—	—
US Dollar	32,197	11,696	223	1,537
Other	3	—	—	—

	41,731	13,233	223	1,537

Disposal of Subsidiary

In September 2005, the Company completed the sale of its land-based music distribution business. The proceeds included US$5.02 million in cash, net of transaction costs. Results for the music distribution operations are reported as discontinued operations in each of the periods presented in the Consolidated Financial Statements. In 2005, such amount was negative US$154,000, which included an operating loss of US$1.07 million and a gain on the sale of the business of approximately US$911,000.

12.	CASH AND CASH EQUIVALENTS (continued)

The aggregate effect of the disposal of G-Music is as follows:

The Group
US$’000
Cash and cash equivalents	1,768
Trade and other receivables	1,843
Inventories	6,679
Restricted cash	1,330
Other current assets	683
Property, plant and equipment	1,666
Intangible assets	4,689
Non-current assets	1,553

Total assets	20,211

Trade and other payables	(12,391)
Non-current liabilities	(794)

Total liabilities	(13,185)

Net identifiable assets	7,026
Less: Minority interest	(2,910)
Less: Exchange rate difference	(6)
Add: Gain on disposal of G-Music	911

Total sales price	5,021
Less: Cash and cash equivalents in subsidiary acquired	(1,768)

Net cash inflow from disposal of a subsidiary	3,253

Acquisition of Subsidiaries

On 1 April 2004, the Company acquired, through GigaMedia International Limited (“GMIL”), a wholly-owned subsidiary of the Company incorporated in 2004, 100% of the issued and outstanding shares of Grand Virtual, Inc. and selected affiliates in a private transaction for an all-cash consideration of US$32.5 million, excluding related transaction costs. Total transaction costs were approximately US$318,000. Subsequent to the acquisition, GMIL was renamed Cambridge Entertainment Software Limited (“CESL”).

12.	CASH AND CASH EQUIVALENTS (continued)

The aggregate effect of the acquisition of CESL is as follows:

The Group
US$’000
Cash and cash equivalents	21
Trade and other receivables	1,186
Other current assets	127
Property, plant and equipment	188
Intangible assets
- Trademarks	700
- Others	1,873
Non-current assets	262

Total assets	4,357

Trade and other payables	(458)
Current income tax liabilities	(33)
Deferred income tax liabilities	(446)

Total liabilities	(937)

Net identifiable assets purchased	3,420
Goodwill (Note 21(a))	29,398

Total purchase price	32,818
Less: Cash and cash equivalents in subsidiary acquired	(21)

Net cash outflow from acquisition of a subsidiary	32,797

13.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Available-for-sale financial assets include the following:

	The Group		The Company
	2005	2004	2005	2004
	US$’000 At fair value	US$’000 At fair value	US$’000 At fair value	US$’000 At fair value
Debt securities within one year	4,957	3,514	—	—
Open-end funds	12,655	30,770	1,759	24,000
Equity securities	2,792	—	—	—

	20,404	34,284	1,759	24,000

Short-term investments as at 31 December 2004 have been reclassified into ‘available-for-sale financial assets’ so as to conform to the presentation adoption in 2005. Available-for-sale financial assets are measured in accordance with the accounting policy as set out in Note 2(h) only with effect from 1 January 2005.

Available-for-sale financial assets are denominated in the following currencies:

	The Group		The Company
	2005	2004	2005	2004
	US$’000	US$’000	US$’000	US$’000
NT Dollar	5,493	3,076	—	—
US Dollar	14,911	31,208	1,759	24,000

	20,404	34,284	1,759	24,000

14.	TRADE AND OTHER RECEIVABLES

	The Group		The Company
	2005	2004	2005	2004
	US$’000	US$’000	US$’000	US$’000
Trade receivables
- related entities	4	129	28	3,128
- third parties	7,760	7,984	—	—

	7,764	8,113	28	3,128
Less: Allowance for doubtful receivables	(1,684)	(2,050)	—	—

	6,080	6,063	28	3,128

Notes receivable
- related entities	2	—	—	—
-third parties	361	333	—	—

	363	333	—	—

Other receivables
- related entities	—	—	—	—
- third parties	1,227	787	—	—

	1,227	787	—	—

	7,670	7,183	28	3,128

Trade and other receivables are denominated in the following currencies:

	The Group		The Company
	2005	2004	2005	2004
	US$’000	US$’000	US$’000	US$’000
NT Dollar	4,920	5,702	—	—
US Dollar	2,750	1,481	28	3,128

	7,670	7,183	28	3,128

15.	INVENTORIES

	The Group
	2005	2004
	US$’000	US$’000
Inventories, at net realisable value	58	10,489

During the financial year, approximately US$197,000 (2004: approximately US$145,000) of inventory was transferred out to property, plant and equipment (Note 20).

16.	RESTRICTED CASH

Restricted cash recorded in current assets consists of the following:

	The Group
	2005	2004
	US$’000	US$’000
Time deposit pledged to Hua Nan Commercial, China Trust Commercial and Ta Chong Bank as a guarantor for inventory purchases	—	1,290
Time deposit pledged to Hua Nan Commercial Bank for refundable deposit maturing on 14 January 2005	—	19
Funds restrained by preliminary injunction from court for a lease lawsuit	—	197

Total	—	1,506

	The Group
	2005	2004
	US$’000	US$’000
NT Dollar	—	216
US Dollar	—	1,290

	—	1,506

17.	OTHER CURRENT ASSETS

	The Group		The Company
	2005	2004	2005	2004
	US$’000	US$’000	US$’000	US$’000
Prepayments	274	678	99	141
Others	67	306	—	—

	341	984	99	141

	The Group		The Company
	2005	2004	2005	2004
	US$’000	US$’000	US$’000	US$’000
NT Dollar	224	872	99	141
US Dollar	117	112	—	—

	341	984	99	141

18.	INVESTMENTS IN SUBSIDIARIES

	The Company
	2005	2004
	US$’000	US$’000
Investments, at cost	171,203	150,883
Less: Accumulated impairment losses	(79,778)	(83,474)

	91,425	67,409

On 1 April 2004, the Company acquired, through GMIL, a wholly-owned subsidiary of the Company incorporated in 2004, 100% of the issued and outstanding shares of Grand Virtual, Inc. and selected affiliates in a private transaction for an all-cash consideration of US$32.5 million, excluding related transaction costs. Total transaction costs were approximately US$318,000. Subsequent to the acquisition, GMIL was renamed CESL.

The acquired subsidiary contributed revenue of US$7.3 million and profit from operations of US$2.0 million for the period from 1 April 2004 to 31 December 2004. The subsidiary’s assets and liabilities at 31 December 2004 were US$36.8 million and US$1.9 million, respectively.

The fair value of the net assets acquired and the effect of the acquisition to the Group’s financial position is described in Note 12.

18.	INVESTMENTS IN SUBSIDIARIES (continued)

In April 2004, the Group entered into a software license and support service contract with Ultra Internet Media (“UIM”) to provide Internet software support services for UIM’s entertainment software operations. The contract allows for the Group to charge a percentage of UIM gross receipts resulting from UIM’s online entertainment operations. The Group has beneficial interest in UIM due to contractual relationship. As a result, the Group has incorporated the results of UIM into its 2005 and 2004 consolidated financial statements, even though the Group owns none of UIM’s equity. For the period from 1 January 2005 to 31 December 2005 and 1 April 2004 to 31 December 2004, UIM contributed revenue of US$22.5 million and US$11.4 million respectively, and contributed profit from operations of US$150,299 and US$163,537, respectively. UIM’s net assets as of 31 December 2005 and 31 December 2004 were approximately US$564,000 and US$414,000, respectively. The consolidation of UIM resulted in an increase in assets and liabilities of US$3.6 million and US$3 million for 2005 and US$1.6 million and US$1.2 million for 2004, respectively. Since the Group owns none of UIM’s shares, all of UIM’s net assets and profit from operations are recognised as minority interest.

Details of subsidiaries are as follows:

Name of company (country of incorporation)	Principal activities	Percentage of equity held
		2005	2004
		%	%
Held by the Company
Hoshin GigaMedia Center, Inc. (Republic of China)	Provision of broadband Internet access and Internet content services	100	100
GigaMusic.com Limited (Cayman Islands)	Provision of music related products and services over the Internet	100	100
G-Music Limited (Cayman Islands)	Sale of music related products	—	58.58
GigaMedia International Holding Limited (British Virgin Islands)	Investment holding	100	100
Cambridge Entertainment Software Limited (British Virgin Islands)	Software developer and application service provider	100	100
GigaMedia (Taiwan) Limited (Republic of China)	Investment holding	100	100

Held by Hoshin GigaMedia Center, Inc.
Koos Broadband Telecom Co., Ltd. (Republic of China)	Provision of broadband Internet services	100	100

Held by G-Music Limited
Music King Co., Ltd. (Republic of China)	Investment holding	—	58.58

18.	INVESTMENTS IN SUBSIDIARIES (continued)

Name of company (country of incorporation)	Principal activities	Percentage of equity held
		2005	2004

Held by Music King Co., Ltd.		%	%
Point Records Co., Ltd. (Republic of China)	Sale of compact discs, video compact discs, digital versatile discs and related products	—	58.58
Rose Records Co., Ltd. (Republic of China)	Sale of compact discs, video compact discs, digital versatile discs and related products	—	58.58
Tachung Records Co., Ltd. (Republic of China)	Sale of compact discs, video compact discs, digital versatile discs and related products	—	58.58
Hollywood Records Co., Ltd. (Republic of China)	Sale of compact discs, video compact discs, digital versatile discs and related products	—	58.58
Sound of Music Records Co., Ltd. (Republic of China)	Sale of compact discs, video compact discs, digital versatile discs and related products	—	58.58
Ta-Chong Records Co., Ltd. (Republic of China)	Sale of compact discs, video compact discs, digital versatile discs and related products	—	58.58
Ta-Ho Records Co., Ltd. (Republic of China)	Sale of compact discs, video compact discs, digital versatile discs and related products	—	58.58
Ta-Hoo Records Co., Ltd. (Republic of China)	Sale of compact discs, video compact discs, digital versatile discs and related products	—	58.58
Ta-Hsin Records Co., Ltd. (Republic of China)	Sale of compact discs, video compact discs, digital versatile discs and related products	—	58.58
Ta-Hung Records Co., Ltd. (Republic of China)	Sale of compact discs, video compact discs, digital versatile discs and related products	—	58.58
Ta-Jen Records Co., Ltd. (Republic of China)	Sale of compact discs, video compact discs, digital versatile discs and related products	—	58.58
Ta-Lai Records Co., Ltd. (Republic of China)	Sale of compact discs, video compact discs, digital versatile discs and related products	—	58.58
Ta-Pan Records Co., Ltd. (Republic of China)	Sale of compact discs, video compact discs, digital versatile discs and related products	—	58.58
Ta-Sheng Records Co., Ltd. (Republic of China)	Sale of compact discs, video compact discs, digital versatile discs and related products	—	58.58

18.	INVESTMENTS IN SUBSIDIARIES (continued)

Name of company (country of incorporation)	Principal activities	Percentage of equity held
		2005	2004
		%	%
Ta-Ti Records Co., Ltd. (Republic of China)	Sale of compact discs, video compact discs, digital versatile discs and related products	—	58.58
Ta-Tzu Records Co., Ltd. (Republic of China)	Sale of compact discs, video compact discs, digital versatile discs and related products	—	58.58
Ta-Yi Records Co., Ltd. (Republic of China)	Sale of compact discs, video compact discs, digital versatile discs and related products	—	58.58
Held by GigaMedia International Holding Limited
BridgePoint International Limited (British Virgin Islands)	Investment holding	100	100
GigaMedia (Labuan) Limited (Labuan)	Investment holding	100	—

Broadnet Investment Limited (British Virgin Islands)	Investment holding	100	100
GigaMedia (HK) Limited (Hong Kong)	Investment holding	100	100

GigaMedia Asia Limited (British Virgin Islands)	Investment holding	100	—
Funtown World Limited (British Virgin Islands)	Investment holding	100	—
Held by BridgePoint International Limited (British Virgin Islands)
Implus International Limited (British Virgin Islands)	Investment holding	100	100
Held by Cambridge Entertainment Software Limited
Cambridge Interactive Development Corporation (Quebec) Inc. (Canada)	Software developer and application service provider	100	—
Cambridge Interactive Development (Delaware)	Software developer and application service provider	100	100
Grand Virtual (Alderney) Limited (Alderney)	Software developer and application service provider	100	100
Internet Media Licensing Ltd. (British Virgin Islands)	Software developer and application service provider	100	—
Grand Virtual Limited (United Kingdom)	Software developer and application service provider	—	100

18.	INVESTMENTS IN SUBSIDIARIES (continued)

Name of company (country of incorporation)	Principal activities	Percentage of equity held
		2005	2004
		%	%
Held by GigaMedia Asia Limited (British Virgin Islands)
GigaMedia China Limited (British Virgin Islands)	Investment holding	100	—

All subsidiaries held by GigaMedia Limited and through its subsidiaries were audited by auditors outside Singapore.

19.	OTHER INVESTMENTS

	The Group		The Company
	2005	2004	2005	2004
	US$’000	US$’000	US$’000	US$’000
At cost
Quoted equities	—	4,824	—	—
Unquoted equities	—	3,107	—	3,107

	—	7,931	—	3,107
Less: Allowance for diminution in value	—	(5,038)	—	(3,107)

	—	2,893	—	—

	The Group		The Company
	2005	2004	2005	2004
	US$’000	US$’000	US$’000	US$’000
At fair values, quoted equities	—	2,893	—	—

Other investments are classified as available-for-sale, of which the investment in Gamania shares was classified as available-for-sale financial assets as of 31 December 2005, as a result of its agreement with JSDWAY regarding the purchase and sale of Gamania shares. (See Note 29(a)).

In 2003, the investment in Rock Internet Corporation (“RIC”) was considered impaired due to the downturn in the Internet industry and the significant operating loss incurred by RIC. Impairment losses were recognised in 2003 and the investment balance was written down to $0 as of 31 December 2003.

On 31 December 2005, the Group exchanged all of its three million RIC shares for 646,859 ordinary shares of Rock Mobile (Cayman) Corporation (“RMC”), a company headquartered in Mainland China that provides music-related digital entertainment content and services through mobile networks and telecommunication devices. RIC had a 24.02% effective beneficial shareholding in RMC before the share exchange. The Group’s effective shareholding ownership in RMC was 1.04%. After the share exchange, the Group hold an approximate 1.04% direct shareholding in RMC.

The share exchange was entered into without a change of interest in substance. The Group accounts for its ownership in RMC after the exchange based on its existing carrying cost of $0.

20.	PROPERTY, PLANT AND EQUIPMENT

The Group

	Land	Buildings	Information communication equipment and software	Modems rented	Office furniture and equipment	Transportation equipment	Leasehold improvements	Prepayment for equipment	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At 1 January 2005	701	1,194	20,450	2,421	2,663	325	3,733	291	31,778
Additions	—	—	2,007	—	74	98	11	66	2,256
Disposals	—	—	(968)	—	(54)	—	(2)	—	(1,024)
Reclassification	—	—	50	—	(11)	—	44	(76)	7
Transfer from inventory	—	—	—	197	—	—	—	—	197
Transfer out to inventory	—	—	—	(454)	—	—	—	—	(454)
Divestiture of business	—	—	(215)	—	(1,177)	(42)	(1,882)	(281)	(3,597)
Foreign currency translation adjustment	(25)	(41)	(677)	(79)	(50)	(12)	(63)	—	(947)

At 31 December 2005	676	1,153	20,647	2,085	1,445	369	1,841	—	28,216

Accumulated depreciation
At 1 January 2005	—	104	11,330	1,177	1,713	166	2,232	—	16,722
Depreciation charge	—	23	2,977	416	157	39	306	—	3,918
Disposals	—	—	(234)	—	(45)	—	(2)	—	(281)
Reclassification	—	—	8	—	—	—	—	—	8
Transfer out to inventory	—	—	—	(316)	—	—	—	—	(316)
Divestiture of business	—	—	(142)	—	(732)	(22)	(1,145)	—	(2,041)
Foreign currency translation adjustment	—	(4)	(411)	(43)	(35)	(6)	(42)	—	(541)

At 31 December 2005	—	123	13,528	1,234	1,058	177	1,349	—	17,469

Net book value
At 31 December 2005	676	1,030	7,119	851	387	192	492	—	10,747

Net book value
At 31 December 2004	701	1,090	9,120	1,244	950	159	1,501	291	15,056

21.	INTANGIBLE ASSETS

	The Group
	2005	2004
	US$’000	US$’000
Goodwill arising on acquisition (Note (a))	28,133	28,497
Brand names and distribution channels (Note (b))	—	5,650
Trademarks (Note (c))	577	647
Others (Note (d))	2,127	2,075

	30,837	36,869

(a)	Goodwill arising on acquisition

	The Group
	2005	2004
	US$’000	US$’000
Cost
Balance at beginning of financial year
- As previously reported	29,607	—
- Effect of adoption FRS 103 (Note 3 (d))	(1,110)	—
- As restated	28,497	—
Acquisition of subsidiary (Note 12)	—	29,398
Consolidation of UIM (Note 18)	—	209
Post-acquisition adjustments	(364)	—

	28,133	29,607

Accumulated amortisation and impairment Balance at beginning of financial year
- As previously reported	1,110	—
- Effect of adoption FRS 103	(1,110)	—
- As restated	—	—
Amortisation	—	1,110

Balance at end of financial year	—	1,110

Net book value	28,133	28,497

Estimated Impairment of Goodwill

The Group tests annually whether the goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2 (g). The recoverable amounts of CGUs are determined from value-in-use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to revenues and costs and expenses.

21.	INTANGIBLE ASSETS (continued)

Management estimates discount rates of 16.67% is based on after-tax rates that reflect current market assessments of the time value of money and the risks specific to CGUs. The revenues and costs and expenses estimate are based on past growth rate of CGU as well as driven by management’s assumptions on number of customers, revenue per customer, product and marketing initiatives and direct and indirect costs during the period.

(b)	Brand names and distributions channels

	The Group
	2005	2004
	US$’000	US$’000
At beginning of the financial year	5,650	6,199
Amortisation for the financial year	(732)	(941)
Divestiture of business	(4,689)	—
Exchange difference	(229)	392

At the end of the financial year	—	5,650

Cost	—	8,128
Accumulated amortisation	—	(2,478)

Net book value	—	5,650

(c)	Trademarks

	The Group
	2005	2004
	US$’000	US$’000
At beginning of the financial year	647	—
Acquired during the financial year (Note 12)	—	700
Amortisation for the financial year	(70)	(53)

At the end of the financial year	577	647

Cost	700	700
Accumulated amortisation	(123)	(53)

Net book value	577	647

21.	INTANGIBLE ASSETS (continued)

(d)	Others

	The Group
	2005	2004
	US$’000	US$’000
At beginning of the financial year	2,075	—
Acquired during the financial year (Note 12)	—	1,873
Capitalised during the financial year	1,005	754
Amortisation for the financial year	(953)	(552)

At the end of the financial year	2,127	2,075

Cost	3,632	2,627
Accumulated amortisation	(1,505)	(552)

Net book value	2,127	2,075

22.	OTHERS ASSETS

	The Group
	2005	2004
	US$’000	US$’000
Refundable deposits	500	1,960
Deferred assets	91	349
Others	30	14

	621	2,323

23.	TRADE AND OTHER PAYABLES

	The Group		The Company
	2005	2004	2005	2004
	US$’000	US$’000	US$’000	US$’000
Trade payables
- related parties	7	51	—	—
- third parties	1,181	7,288	—	26

	1,188	7,339	—	26

Notes payable
- related parties	17	—	—	—
- third parties	223	6,699	—	—

	240	6,699	—	—

Accrued expenses	2,985	4,843	683	515

Others	5,974	3,229	—	6

	8,959	8,072	683	521

	10,387	22,110	683	547

Trade and other payables are denominated in the following currencies:

	The Group		The Company
	2005	2004	2005	2004
	US$’000	US$’000	US$’000	US$’000
NT Dollar	6,589	19,631	668	441
US Dollar	3,798	2,479	15	106

	10,387	22,110	683	547

24.	SHORT-TERM LOAN

As of 31 December 2004, the Group held an unsecured short-term loan from United Advertising Company, Ltd., a related entity, in the amount of approximately US$284,000. The loan bears interest at 4% per annum and matures in January 2005. As 31 December 2005, the Group had no outstanding loans.

25.	ACCRUED PENSION LIABILITIES

The Group had defined benefit and defined contribution pension plans that covered substantially all of the Group’s employees.

Deferred Benefit Pension Plan

The Group has a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China for the employees located in Taiwan, covering substantially all full-time employees for services provided prior to 1 July 2005, and employees who elect to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on 1 July 2005. Under the defined benefit pension plan, employees are entitled to two base points for every year of service for the first 15 years and one base point for every additional year of service, up to a maximum of 45 base points. The pension payment to employees is computed based on years of service and average salaries or wages for the six months prior to approved retirement.

The following table sets forth the actuarial assumptions of the Group’s defined benefit pension plan:

	The Group
	2005	2004
Discount rate (weighted average)	3.50%	3.50%
Expected return on plan assets (weighted average)	3.50%	NA
Rate of compensation increase (weighted average)	1.00%	3.00%

The following provides a reconciliation of projected benefit obligation and funded status of the plan and the components of net periodic benefit cost recognised.

	The Group
	2005	2004
	US$’000	US$’000
Projected benefit obligation at 1 January	941	1,105
Divestiture of music distribution business	(328)	—
Service cost	88	249
Interest cost	21	39
Actuarial gain on projected benefit obligation	(255)	(518)
Exchange difference	(18)	66

Projected benefit obligation at 31 December	449	941

25.	ACCRUED PENSION LIABILITIES (continued)

The movement in the liability recognised in the balance sheet is as follows:

	The Group
	2005	2004
	US$’000	US$’000
At the beginning of the year	1,183	992
Exchange differences	(465)	(118)
Total expense charged in the income statement	93	309

At the end of the year	811	1,183

	The Group
	2005	2004
	US$’000	US$’000
Fair value of plan assets	(50)	—
Projected benefit obligation	449	941

Funded status	399	941
Unrecognised transition obligations	(82)	(149)
Unrecognised prior service cost	—	(348)
Unrecognised net actuarial gain	461	724

Net amount recognised	778	1,168
Deferred pension cost (other assets)	33	15

Accrued pension liabilities	811	1,183

Net periodic pension cost includes the following components:

	The Group
	2005	2004
	US$’000	US$’000
Service cost	88	249
Interest cost	21	39
Amortisation of unrecognized net transition obligation loss	4	8
Amotisation of unrecognized prior service cost	—	28
Amortisation of unrecognized pension gain	(20)	(15)

Net periodic pension cost	93	309

25.	ACCRUED PENSION LIABILITIES (continued)

Starting from 1 July 2005, the Group contributes an amount equal to 2% of salaries and wages paid each month to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Central Trust of China in Taiwan. Under R.O.C regulations, the government will then collect the Fund as a Labor Retirement Fund and determine the asset allocation and investment policy. The Group makes pension payments from the Fund first and if the Fund is not sufficient, the Group makes payments from internal funds as payments become due. The Group maintains a normal, highly liquid working capital balance to ensure payments are made timely.

The Group expects to make a contribution of approximately US$99,000 to its pension fund in 2006. The benefits expected to be paid from 2005 through 2010 are nil, and in aggregate from 2011 to 2015 are approximately US$57,000.

Defined Contribution Pension Plan

Pursuant to the New “Labor Pension Act” enacted on 1 July 2005, the Group set up a defined contribution pension plan for the employees located in Taiwan. For domestic employees who elect to participate in the defined contribution pension plan, the Group contributes an amount no less than 6% of the employees’ salaries and wages paid each month to the employees’ individual pension accounts at the Bureau of Labor Insurance. Benefits accrued are portable upon termination of service. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

The Group has also provided a defined contribution plan for employees located in North America. Participants under the age of 50 are allowed to defer up to US$10,000 of their annual compensation to the plan, whereas participants over the age of 50 are allowed to defer up to US$12,000 annually. CESL contributes an amount equal to the lesser of 3% of the participant’s compensation or 100% of the amount deferred by the employee.

The defined contribution expenses pursuant to the plans in Taiwan and North America for the years ended 31 December 2004 and 2005 were approximately US$42,000 and US$216,000, respectively. The plans are fully funded, except for approximately US$50,000 accrued at the end of 2005. The accrual was funded in February 2006.

26.	DEFERRED INCOME TAXES

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The amounts, determined after appropriate offsetting, are shown on the balance sheets as follows:

	The Group
	2005	2004
	US$’000	US$’000
Deferred income tax assets:
- to be recovered within 12 months	—	(47)
- to be recovered after more than 12 months	—	—

	—	(47)

Deferred income tax liabilities:
- to be recovered within 12 months	(6)	—
- to be recovered after more than 12 months	—	386

	(6)	386

	(6)	339

The movement in the deferred income tax account is as follows:

	The Group
	2005	2004
	US$’000	US$’000
At the beginning of the financial year	339	—
Acquisition of a subsidiary (Note 12)	—	446
Post-acquisition adjustment	(364)	—
Tax credit to income statement	19	(107)

	(6)	339

	Investment credits	Tax loss carried forward	Others	Total
	US$’000	US$’000	US$’000	US$’000
Deferred income tax assets:
At 1 January 2005	—	—	47	47
Debited to income statement	—	—	(47)	(47)

At 31 December 2005	—	—	—	—

At 1 January 2004	—	—	—	—
Credited to income statement	—	—	47	47

At 31 December 2004	—	—	47	47

26.	DEFERRED INCOME TAXES (continued)

	The Group
	Accelerated tax depreciation	Others	Total
	US$’000	US$’000	US$’000
Deferred income tax liabilities:
At 1 January 2005	55	331	386
Post-acquisition adjustment	—	(364)	(364)
Credited to income statement	(66)	38	(28)

At 31 December 2005	(11)	5	(6)

At 1 January 2004	—	—	—
Acquisition of a subsidiary	—	446	446
Credited to income statement	55	(115)	(60)

At 31 December 2004	55	331	386

As at 31 December 2005, the Group has tax loss carried forward of approximately US$37,831,000. Currently, the tax loss can be carried forward for five years. The expiring years are as follows:

Occurred year	Amount	Expiring year
	US$’000
2001	25,655	2006
2002	8,468	2007
2003	3,437	2008
2004	271	2009

Total	37,831

Deferred income tax assets on tax loss carried forward are not recognised as the realisation of the related tax benefits through future taxable profits is not probable.

27.	SHARE CAPITAL

(a)	Authorised Ordinary Share Capital

The total authorised number of ordinary shares is 100 million shares (2004: 80 million shares) with a par value of NT$10 per share (2004: NT$10 per share)

27.	SHARE CAPITAL (continued)

(b)	Issued and Fully Paid-Up Ordinary Share Capital

	Shares (‘000)		Amount (US$’000)
	2005	2004	2005	2004
At the beginning of the financial year	50,154	50,154	15,565	15,565
Issue of shares under the 2004 ESPP	190	—	61	—

At the end of the financial year	50,344	50,154	15,626	15,565

(c)	Share Options

On 12 August 2004, 3,000,000 options with an exercise price of US$0.79 per ordinary share were granted pursuant to the 2002 Option Plan and 5,462,530 options with US$0.79 were granted pursuant to the 2004 Option Plan. In 2005, 100,000 options with US$1.45 and 1,805,655 options with US$2.55 per ordinary share were granted pursuant to the 2004 Option Plan.

Details on the vesting period of the options issued are disclosed in the directors’ report.

Movements in the number of share options outstanding at the end of the financial year and their exercise prices are as follows:

	Number of outstanding share options
	At beginning of the financial year	Granted during the financial year	Canceled/ forfeited during the financial year	At end of the financial year	Exercise price		Expiration date
Financial year ended 31 December 2005
1999 Option Plan	40,930	—	(40,930)	—	US$	15.00	1.2.2005 – 17.12.2005
1999 Option Plan	432,100	—	(432,100)	—	US$	24.30	1.2.2005
2002 Option Plan	3,000,000	—	—	3,000,000	US$	0.79	29.6.2014
2004 Option Plan	5,370,280	—	(275,935)	5,094,345	US$	0.79	29.6.2014
2004 Option Plan	—	100,000	—	100,000	US$	1.45	29.6.2014
2004 Option Plan	—	1,805,655	—	1,805,655	US$	2.55	29.6.2014

	8,843,310	1,905,655	(748,965)	10,000,000

	Number of outstanding share options
	At beginning of the financial year	Granted during the financial year	Canceled/ forfeited during the financial year	At end of the financial year	Exercise price		Expiration date
Financial year ended 31 December 2004
1999 Option Plan	40,930	—	—	40,930	US$	15.00	1.2.2005 – 17.12.2005
1999 Option Plan	432,100	—	—	432,100	US$	24.30	1.2.2005
2002 Option Plan	—	3,000,000	—	3,000,000	US$	0.79	29.6.2014
2004 Option Plan	—	5,462,530	(92,250)	5,370,280	US$	0.79	29.6.2014

	473,030	8,462,530	(92,250)	8,843,310

27.	SHARE CAPITAL (continued)

(d)	Warrant

In November 1999, the Company granted a warrant to Microsoft Corporation to subscribe up to 10,000,000 ordinary shares at an exercise price of US$6.60 per share exercisable at any time over a period of five years from the date of the grant. In September 2004, Microsoft Corporation returned the warrant unexercised.

28.	MATERIAL LITIGATIONS

a.	In December 2001, a class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company in connection with the initial public offering of its stock.

The complaint alleged that the Company violated Sections 11 and Section 15 of the Securities Exchange Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In October 2002, the plaintiffs voluntarily dismissed the individual defendants without prejudice. On 19 February 2003, the court issued an opinion and order on defendants’ motion to dismiss, which granted the motions in part and denied the motions in part. As to GigaMedia, the Rule 10b-5 claims were dismissed without prejudice while the Section 11 claims survived the motion. Discovery is now commencing.

In June 2004, the plaintiffs and issuer defendants, including the Company, presented the executed settlement agreement to the judge during a court conference. Subsequently, the plaintiffs and issuer defendants made a motion for preliminary approval of the settlement agreement. The key terms of the settlement agreement include: 1) the insurers of the issuers will provide an undertaking that guarantees that plaintiffs will recover a total of US$1 billion; 2) the insurers will pay up to US$15 million for the notice costs arising from the settlement; 3) the issuers shall assign their interest in certain claims against the underwriters to a litigation trust, represented by plaintiffs’ counsel; and 4) the plaintiffs shall release all of the settling issuer defendants. That is, if plaintiffs are successful in recovering more than $1 billion from the underwriters, the issuer defendants will not be obligated to pay any additional amounts. If the plaintiffs recover less than US$1 billion from the underwriters, the insurers will pay the deficit between US$1 billion and the amount received from the underwriters.

On 15 February 2005, the judge issued an opinion and order granting preliminary approval to the settlement agreement subject to a narrowing of the proposed bar order as to only contribution claims. In July 2005, the settling parties reached agreement and submitted modifications to the settlement agreement in accordance with the court’s opinion.

28.	MATERIAL LITIGATIONS (continued)

Neither the Company nor the Company’s legal counsel is able to assess the likelihood of the outcome and can determine as to the amount or range of potential loss, if any. The Company has entered into an annually renewable insurance policy with American Insurance Group with US$10 million of liability coverage in which the Company is required to pay a US$500,000 deductible. The Company recorded a provision of US$500,000 in 2003, representing the Company’s deductible amount, related to these claims. In 2005, the Company’s legal counsel advised that it is unlikely that the Company will have to pay any remaining, unused portion of its deductible with respect to the claims. Accordingly, the Company reversed the provision of US$500,000 in 2005. The Company believes that the insurance coverage is sufficient to cover the liability arising from the settlement and claim.

On 24 April 2006, the court held a fairness hearing on the proposed settlement, which is subject to the court’s approval; as of this date, the court has not issued its ruling.

b.	On 21 February 2005, the Company entered into a final settlement agreement (the “Settlement”) with Alfy, Inc. (“ALFY”) to solve royalty payment issues arising from certain agreements, including a development agreement and license, dated 29 January 2001 and an amendment to the development agreement and license, dated 25 September 2001 (together referred to as the “License Agreements”). Pursuant to the final Settlement, ALFY agreed to early termination of the License Agreements and to reduce the total minimum guaranteed royalty payment to US$100,000. Revenue produced from licensed ALFY content significantly decreased after 2002, and the cost to localise, maintain, and update the licensed ALFY content site became burdensome to the Company. By entering into the final settlement agreement, the Company eliminated future minimum guaranteed royalty payments and maintenance costs.

29.	COMMITMENTS

a.	Put-Call Option Agreement

On 21 December 2005, the Company’s wholly-owned subsidiary, Hoshin GigaMedia Center, Inc. (“HGC”) entered into a Put-Call Option Agreement with JSDWAY Digital Technology Co., Ltd (“JSDWAY”). As of the date of the Put-Call Option Agreement, HGC owns 4,905,000 common shares (Put-Call Shares) of Gamania. According to the Put-Call Option Agreement, JSDWAY granted HGC an option to sell to JSDWAY the Put-Call Shares at the price of NT$18.7 per share exercisable before 21 December 2006, and HGC granted JSDWAY an option to buy from HGC the Put-Call Shares at the price of NT$18.7 per share exercisable before 21 December 2006. As of 31 December 2005, neither HGC nor JSDWAY exercised the Put-Call Option Agreement.

29.	COMMITMENTS (continued)

b.	Operating lease commitments

The Group leases various parking spaces, retail shops, offices and Internet servers under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.

The future aggregate minimum lease payments under non-cancellable operating leases contracted for at the reporting date but not recognised as liabilities, are as follows:

	The Group
	2005	2004
	US$’000	US$’000
Not later than one year	1,823	4,018
Later than one year but not later than five years	1,339	4,240

	3,162	8,258

c.	Capital commitments

Capital expenditures contracted for at the balance sheet date but not recognised in the financial statements are as follows:

	The Group
	2005	2004
	US$’000	US$’000
Equipment	—	23

30.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign exchange rates and interest rates.

The Group does not hedge its exposures to these risks.

Foreign currency risk

The subsidiaries of the Group conclude most of its business transactions in its own measurement currencies; therefore the foreign currency risks derived from operations are not significant. However, the Group holds some assets or liabilities in foreign currency other than measurement currency and the value of these assets and liabilities are subject to foreign currency risks resulting from fluctuations in exchange rates between the foreign currency and the measurement currency.

30.	FINANCIAL RISK MANAGEMENT (continued)

Market risk

The Group is exposed to market risk because of the investments held.

Interest rate risks

The Group’s net income is dependent on changes in market interest rates. The Group’s interest bearing assets comprises cash at bank, fixed deposits with financial institutions and investment funds.

Credit risk

The customers of the Group settle the payments in accordance with one of the following ways: (1) by cash or credit card, (2) by advanced payment, or (3) by monthly payment with various credit terms granted by the Group. The Group is subject to credit risk only for those receivables with credits granted.

None of the Group’s customers accounted for over 10% of net operating revenues in 2005 and 2004 or of the balance of notes receivable and accounts receivable as of 31 December 2005 and 2004. The Group has not sustained material credit losses from its customers.

Liquidity risk

The Group maintains cash and cash equivalents with various financial institutions and short-term investments. As part of the Group’s investment strategy to minimize liquidity risk, short-term investments are managed using highly liquid financial instruments with relatively short settlement periods.

31.	RELATED PARTY TRANSACTIONS

The following transactions took place between the Group and related parties during the financial year:

(a)	Sales and Purchases of Goods and Services

	The Group
	2005	2004
	US$’000	US$’000
Sales to related entities	48	510
Rental expense paid to a related entity	—	392
Advertising, insurance and other expenses paid to related entities	—	237
Bandwidth cost paid to related entities	515	272
Non interest-bearing payables to related entities	45	51

The above transactions were carried out on commercial terms and conditions and at market prices.

31.	RELATED PARTIES TRANSACTIONS (continued)

(b)	Share Options Granted to Key Management

As at the end of the financial year, the total outstanding number of share options granted to key management of the Group was 8,320,820 (2004: 7,003,888).

(c)	Key Management’s Remuneration

The key management’s remuneration includes fees, salary, bonus, commission and other emoluments (including benefits-in-kind) computed based on the cost incurred by the Group and the Company, and where the Group or Company did not incur any costs, the value of the benefit. The key management’s remuneration is as follows:

	The Group
	2005	2004
	US$’000	US$’000
Key management of the Group:
- directors of the Company	594	202
- directors of subsidiaries	928	994

32.	FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Except as disclosed elsewhere in the financial statements, the carrying amounts of cash and cash equivalents, trade and other receivables and payables, restricted cash, other current assets, short term loan and other investments approximate their fair values.

33.	SUBSEQUENT EVENTS

a.	On 19 December 2005, the Group entered into a definitive agreement with TWP Corporation to acquire FunTown. On 2 January 2006, the Group completed the acquisition of FunTown and purchased certain assets and assumed certain liabilities of FunTown from TWP Corporation. The total purchase price of approximately US$43 million consisted of a cash payment of approximately US$27.2 million and convertible notes in the aggregate principal amount of approximately US$15 million with a yield to maturity of 0% per annum excluding any contingent interest, representing a valuation premium of approximately US$757,000 as determined by a third-party valuation. The convertible notes were issued on 1 January 2006 by the Group to TWP Corporation, in the aggregate principal amount of approximately NT$494 million (US$15 million) with 50% maturing on 1 January 2008 and 50% maturing on 1 January 2009 and were convertible into approximately 4,794,000 shares of the Company’s common stock at US$3.1287 per share. (The conversion price is subject to adjustment for stock dividend, stock split, reserve stock split, recapitalisation, merger, and other dilution.) On 1 January 2006, the Group pledged its share holdings in Hoshin Gigamedia as collateral for the notes. Direct transaction costs amounting to approximately US$107,000 were included as part of the acquisition cost.

33.	SUBSEQUENT EVENTS (continued)

The transaction also included an incentive in the form of an additional amount to be paid by GigaMedia on 1 April 2007, which amount will be determined as follows:

(i)	If the growth of the pre-tax net income of FunTown in 2006 is 30% or more, an additional payment of US$5 million;

(ii)	If the growth of the pre-tax net income of FunTown in 2006 is 25% or above but less than 30%, an additional payment of US$4.17 million;

(iii)	If the growth of the pre-tax net income of FunTown in 2006 is 20% or above but less than 25%, an additional payment of US$3.33 million;

(iv)	If the growth of the pre-tax net income of FunTown in 2006 is 15% or above but less than 20%, an additional payment of US$2.5 million; and

(v)	If the growth of the pre-tax net income of FunTown in 2006 is less than 15%, no additional payment will be made by GigaMedia.

FunTown is one of the leading casual game platforms in Asia. FunTown generates revenues through access fees and also through the sales of various in-game items. The Group acquired FunTown in order to enhance the Group’s position in the online entertainment market.

33.	SUBSEQUENT EVENTS (continued)

The following table summarises the initial estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price is preliminary and subject to adjustment following completion of the valuation process:

	Amount	Amortisation life (in years)
	US$’000
Cash acquired	463
Accounts receivable	3,626
Other current assets	121
Fixed assets/non-current assets	473
Other assets	140
Intangible assets
Trademark	10,795	Indefinite
Customer relationship	5,546	9
Completed technology	2,301	7
Self-developed software and game	1,534	5
Others	73	5
Goodwill	21,532

Total assets acquired	46,604

Total liabilities	(3,589)

Total purchase price	43,015

b.	On 10 March 2006, the Group’s wholly-owned subsidiary HGC entered into a subscription rights agreement with Wretch Co., Ltd. (“Wretch”). Wretch is a leading online “community” offering a wide range of community services including blogs, photo albums and bulletin boards. According to the subscription rights agreement, HGC was granted a right to acquire up to a 20 percent equity stake in Wretch with a valuation based on a pre-agreed fomula if and when Wretch increases its share capital within three years of the date of this subscription rights agreement. In exchange for these rights, HGC agreed to provide Wretch with certain free Internet services for three years.

c.	On 27 April 2006, the Group entered into a strategic investment agreement with T2CN Holding Limited (“T2CN”), an online gaming operator in China, pursuant to which the Group made an initial investment of US$15 million to acquire 7.5 million shares of convertible preferred stock. The Group also obtained the right to elect one member to the board of directors of T2CN, along with customary preferred share rights and protections.

33.	SUBSEQUENT EVENTS (continued)

The convertible preferred shares have an initial liquidation preference, are entitled to receive cumulative dividends at 8% per annum, and are redeemable starting 31 December 2009. The preferred shares are convertible into common shares of T2CN based on a valuation of 8.65 times the forward net income of T2CN for the 12 month period ending on 31 March 2007, subject to certain adjustments and limitations.

Pursuant to this strategic agreement, GigaMedia and T2CN will together offer FunTown’s existing games to the T2CN user base. The Group will become T2CN’s exclusive provider for FunTown’s existing games and preferred provider for games newly developed by the Group.

d.	On 15 May 2006, the Group entered into an Assets Purchase and Sale Agreement and a Service Agreement with Webs – TV Digital International Corporation (“Webs – TV”), a Taiwan digital content provider, to sell its ADSL business and provide agreed upon services. Under the agreements, Webs – TV purchased the Group’s ADSL business and agreed upon services in an all cash transaction with a total price of $17.9 million. Approximately $9.7 million of the price is for the ADSL business and is payable from 16 May 2006 through 31 July 2007. Approximately $8.2 million represents fees for bandwidth, consulting and other support services to be provided by the Group through 31 December 2007, and is payable from 16 May 2006 through 31 December 2007.

The transferred ADSL business includes the Group’s ADSL related equipment, business contracts, and subscription contracts between the Group and approximately 62,000 ADSL subscribers, as well as the right to use the Group’s ADSL brand for five years.

34.	AUTHORISATION OF FINANCIAL STATEMENTS

These financial statements were authorized for issue in accordance with a resolution of the Board of Directors of GigaMedia Limited on 22 May 2006.